

LEHMAN BROTHERS

2007 Annual Report

Financial Highlights

In millions, except per common share and selected data. At or for the year ended November 30.

FINANCIAL INFORMATION	2007	2006	2005	2004	2003
Net revenues	$ 19,257	$ 17,583	$ 14,630	$ 11,576	$ 8,647
Net income	$ 4,192	$ 4,007	$ 3,260	$ 2,369	$ 1,699
Total assets	$691,063	$503,545	$410,063	$357,168	$312,061
Long-term borrowings (1)	$123,150	$ 81,178	$ 53,899	$ 49,365	$ 35,885
Total stockholders' equity	$ 22,490	$ 19,191	$ 16,794	$ 14,920	$ 13,174
Total long-term capital (2)	$145,640	$100,369	$ 70,693	$ 64,285	$ 50,369
PER COMMON SHARE DATA (3)					
Earnings (diluted)	$ 7.26	$ 6.81	$ 5.43	$ 3.95	$ 3.17
Dividends declared	$ 0.60	$ 0.48	$ 0.40	$ 0.32	$ 0.24
Book value (4)	$ 39.44	$ 33.87	$ 28.75	$ 24.66	$ 22.09
Closing stock price	$ 62.63	$ 73.67	$ 63.00	$ 41.89	$ 36.11
SELECTED DATA					
Return on average common stockholders' equity (5)	20.8%	23.4%	21.6%	17.9%	18.2%
Return on average tangible common stockholders' equity (6)	25.7%	29.1%	27.8%	24.7%	19.2%
Pre-tax margin	31.2%	33.6%	33.0%	30.4%	29.3%
Leverage ratio (7)	30.7x	26.2x	24.4x	23.9x	23.7x
Net leverage ratio (8)	16.1x	14.5x	13.6x	13.9x	15.3x
Weighted average common shares (diluted) (in millions) (3)	568.3	578.4	587.2	581.5	519.7
Employees	28,556	25,936	22,919	19,579	16,188
Assets under management (in billions)	$ 282	$ 225	$ 175	$ 137	$ 120

(1) Long-term borrowings exclude borrowings with remaining contractual maturities within twelve months of the financial statement date.

(2) Total long-term capital includes long-term borrowings (excluding any borrowings with remaining contractual maturities within one year of the financial statement date) and total stockholders' equity and, at November 30, 2003 preferred securities subject to mandatory redemption. We believe total long-term capital is useful to investors as a measure of our financial strength.

(3) Common share and per share amounts have been retrospectively adjusted to give effect for the 2-for-1 common stock split, effected in the form of a 100% stock dividend, which became effective April 28, 2006.

(4) The book value per common share calculation includes amortized restricted stock units granted under employee stock award programs, which have been included in total stockholders' equity.

(5) Return on average common stockholders' equity is computed by dividing net income applicable to common stock for the period by average common stockholders' equity. Net income applicable to common stock for the years ended November 2007, 2006, 2005, 2004 and 2003 was, $4.1 billion, $3.9 billion, $3 2 billion, $2.3 billion and $1.6 billion, respectively. Average common stockholders' equity for the years ended November 30, 2007, 2006, 2005, 2004, and 2003 was $19.8 billion, $16.9 billion, $14.7 billion, $12.8 billion, and $9.1 billion, respectively.

(6) Return on average tangible common stockholders' equity is computed by dividing net income applicable to common stock for the period by average tangible common stockholders' equity. Average tangible common stockholders' equity equals average total common stockholders' equity less average identifiable intangible assets and goodwill. We believe tangible common stockholders' equity is a meaningful measure because it reflects the common stockholders' equity deployed in our businesses. Average identifiable intangible assets and goodwill for the years ended November 30, 2007, 2006, 2005, 2004 and 2003 was $3.8 billion, $3.3 billion, $3.3 billion, $3.5 billion, and $471 million, respectively.

(7) Leverage ratio is defined as total assets divided by total stockholders' equity.

(8) Net leverage ratio is defined as net assets (total assets excluding: (i) cash and securities segregated and on deposit for regulatory and other purposes; (ii) collateralized lending agreements; and (iii) identifiable intangible assets and goodwill) divided by tangible equity capital. We believe net assets to be a more useful measure of our assets than total assets because it excludes certain low-risk, non-inventory assets. We believe tangible equity capital to be a more meaningful measure of our equity base as it includes instruments we consider to be equity-like due to their subordinated nature, long-term maturity and interest deferral features and excludes assets we do not consider available to support our remaining net assets. These measures may not be comparable to other, similarly titled calculations by other companies as a result of different calculation methodologies. See "Selected Financial Data" for additional information about net assets and tangible equity capital.

Long-Term Financial Goals

In October 2007, we set new long-term financial goals that reflect our expectations over the next five years, between 2008 and 2012. These growth metrics include achieving a five-year organic sales compound annual growth rate between 3 percent and 5 percent. We also expect to deliver bottom-line growth in diluted earnings per share from continuing operations of between 10 percent and 15 percent on a compound annual basis.

Additionally, we have set profitability goals to drive long-term shareholder value. We expect to achieve an EBITDA[1] margin of between 14 percent and 16 percent by 2012. We also introduced a Return on Gross Investment (ROGI) metric, which strongly correlates to total shareholder return, in order to focus the enterprise on cash returns on investment. We expect to achieve ROGI of between 10 percent and 12 percent by 2012. These goals establish our expectations for delivering sustainable and profitable long-term growth.

Outlook

Reflecting on our milestone 120th year, we are proud of our past accomplishments and see even greater opportunities ahead. We have built a solid foundation from which to grow and we are committed to leveraging it on a global scale. Our enhanced profitability profile has resulted from key strategic and structural changes. Our strong balance sheet and free cash-flow generation, together with our global footprint and scalable organization, has set the stage for profitable organic growth.

In 2008, we anticipate continued challenging market conditions. However, we are confident in our growth strategy, one that is focused on customer intimacy, innovation, differentiation and adding value. We have the leadership and structure in place to take our company to the next level. We have great employees, energy, enthusiasm and momentum. And we are committed to the long-term satisfaction of our shareholders, customers, partners and associates.

In 1887, Harvey Benjamin Fuller, a man with an entrepreneurial streak, dabbled in glue, and a company – our company – was born. We have a rich heritage, but even more importantly, we have a fantastic future. We are 120 years young. We are turning the page on a new chapter in our story, one that is focused on profitable organic growth. We look forward to continuing our transformation, and to continuing to deliver solid financial results. Thank you for your ongoing support.

Michele Volpi
President and Chief Executive Officer
H.B. Fuller Company

[1]EBITDA is a non-GAAP financial measure defined as gross profit, less SG&A expense, plus depreciation expense, plus amortization expense.



8%
15%
48%
29%

2007 Net Revenue by Segment



5%
7%
59%
29%
North America
Europe
Latin America
Asia Pacific

2007 Operating Income by Segment

We are pleased that the actions we have taken over the past several years have resulted in improved and more predictable results, and gratified that our performance has been recognized by *Forbes*. For the third consecutive year, H.B. Fuller was included on the magazine's list of the 400 Best Big Companies in America, affirmation that we are consistently delivering shareholder value. We will remain vigilant in our efforts to enhance profitability. The turnaround is just chapter one of our story.

Strategic Priorities for Future Growth

The next phase of H.B. Fuller's transformation, beginning in 2008, centers on growing our core business. Importantly, we are enhancing our value proposition in order to leverage future growth opportunities, evolving from simply an adhesives manufacturer to an integrated solutions player. Our focus is on creating customer intimacy, through collaboration and partnerships with our customers, with end users, and with others in the value chain who prize innovation, differentiation and performance through value-added, high-quality products, services and solutions. We will harness the power of Lean Six Sigma, which has proven instrumental in helping us achieve dramatic process improvements, to now help drive growth.

In addition to growing our core business, we will invest in future growth through geographic expansion, and mergers and acquisitions.

- Geographic Expansion – Our focus is on the fast-growing areas of Eastern Europe, the Middle East, Africa, China, Brazil, India and Mexico. We will consider both organic investments and alliances to help establish our footprint, better serve our global accounts and enhance our growth profile.

- Mergers and Acquisitions – We intend to take a highly disciplined approach to mergers and acquisitions. Generally, we will look for acquisitions to be accretive within one year, although we may consider opportunities that positively contribute to our growth and return on investment objectives within three years that are dilutive in the short term. We have established four criteria for potential acquisitions. They must: be synergistic with our core strengths in adhesion technology and applications; reinforce our pursuit of a differentiation strategy; present opportunities to leverage our global presence, and commercial and technical capabilities; and contribute to the company's profitability and growth objectives.

  We envision that any acquisitions would either provide opportunities for geographical expansion in target markets such as Asia, Latin America, Eastern Europe, the Middle East and Africa; be bolt-on acquisitions of small businesses in markets where we have an existing presence; or give us greater scale. Our industry remains highly fragmented and we see these types of opportunities as a low-risk, quickly executable means of achieving our desired growth.



"Our strong balance sheet and free cash-flow generation, together with our global footprint and scalable organization, has set the stage for profitable organic growth."

\- Michele Volpi, President and Chief Executive Officer

The past year was remarkable in many respects for H.B. Fuller. Our 3,200 associates celebrated the company's 120th anniversary year, reflecting our long history of success. We delivered solid financial results, continued our turnaround under a new management team, and launched our plan for H.B. Fuller's continued transformation and future growth.

Financial Highlights

I am pleased to report that H.B. Fuller continued to show solidly improved performance in fiscal 2007. The company's financial results exceeded our expectations, despite a challenging North American macroeconomic environment and slowing growth in Europe, Latin America and Asia.

The full-year financial highlights:

- Net revenue of $1.4 billion, up 1.0 percent
- Gross margin expanded 160 basis points to 29.9 percent
- Return on gross investment (ROGI) increased from 7.5 percent at the end of 2006 to 9.6 percent
- Made key strategic portfolio move, divested interest in automotive joint venture

Notably during the year, H.B. Fuller authorized its first share repurchase program in nearly 10 years. Our strong balance sheet, free cash-flow generation and ongoing commitment to long-term shareholder value creation led us to initiate a $100 million repurchase program in July 2007. The company completed the entire share buyback within five months, reflecting our expectations for the continued strong performance of the business.

Completing the Turnaround

H.B. Fuller's turnaround is, for the most part, complete. We have made foundational changes meant to radically transform the company for the years to come, such as our implementation of profitable pricing disciplines, productivity improvements, cost controls, net working capital efficiencies and capital structure enhancements. These are some of the process improvement changes that we expect will deliver long-term, improved results for our shareholders.

We have realigned the organization to accelerate growth. The company is now organized around four operational regions: North America, Europe, Latin America and Asia Pacific.

We also repositioned our product lines and business portfolio. Our market focus is now balanced between counter-cyclical segments in two primary markets: the fast-moving consumer goods market, serving packaging, hygiene and textiles; and the construction market, encompassing doors, panels, flooring and insulating glass. Our commercial efforts are directed toward building strategic accounts with global multinational companies.

We also seek strategic partnerships with original equipment manufacturers and product distributors. In addition, we have divested those businesses that did not fit with our strategic focus. Accordingly, in 2007, we exited our automotive joint venture.

Our goal is to pursue opportunities where we both have market leadership positions and are able to generate the highest return on our investment. Across our markets, we will pursue specialty products, brands, applications and services where we can differentiate ourselves.

H.B. FULLER *AT A GLANCE*

H.B. Fuller Company is a leading worldwide manufacturer and marketer of adhesives, sealants, paints and other specialty chemical products. Our products lie at the heart of many of the manufactured goods we use every day. The materials from which our homes are built, the household appliances upon which we depend, the shoes we wear, the paper products we use – many of them rely on H.B. Fuller products to make them better, stronger, easier to use and sometimes, simply *possible*. Our customers and stakeholders also rely on H.B. Fuller's vision, reliability and predictability – all fruits of our 120-year legacy in the specialty chemical industry.

H.B. Fuller Company is headquartered in St. Paul, Minn., employs approximately 3,200 associates and maintains a global network of manufacturing plants and technical service centers. The company has sales operations in 32 countries across North America, Europe, Latin America and the Asia Pacific region, allowing us to reach customers in 100 nations. H.B. Fuller Company's stock is traded on the New York Stock Exchange under the symbol FUL.

THE MARKETS WE SERVE:

H.B. Fuller's business and product lines, delivered across its regional operating segments, allow us to serve a broad customer base in an increasing number of markets around the world.

The graphic to the right, like the cover of our annual report, illustrates some of the end-market applications for our adhesive technologies.

FAST-MOVING CONSUMER GOODS

PACKAGING

Hot Melt Adhesives



HYGIENE

Hot Melt Adhesives



TEXTILES

Reactive Hot Melt Adhesives



CONSTRUCTION

PERFORMANCE WOOD

Reactive Hot Melt Adhesives



FLOORING

Cement, Water-based and Reactive Hot Melt Adhesives

WINDOW

Reactive Hot Melt Adhesives, Sealants



Diversification Across Businesses



Investment Banking

Our Investment Banking Division employs a global approach geared to each of the markets in which it does business. Our goal is to be a trusted partner for our clients, meeting their most important needs by developing and delivering innovative and tailored solutions.

The evidence that we are delivering value for our clients is in our results. The Investment Banking Division posted its fourth consecutive record year in 2007, bolstered by continued growth in the Americas, increased activity in Europe and the Middle East, and strong performance in Asia-Pacific. In the Americas, we strengthened our presence in Canada and added an investment banking team in Brazil. The division continued to expand its footprint in Europe and the Middle East by opening an office in Dubai, securing a license to operate in Qatar, and establishing a presence in Russia and Turkey. As part of the Firm's multi-year plan to build a full-scale franchise in the Asia-Pacific region, we expanded senior banker coverage, as well as M&A and financial sponsor capabilities, and utilized Global Finance, aligned with Capital Markets, through our proven joint venture framework.

During the year, we advised on 10 of the 20 largest announced M&A transactions worldwide, and on four of the top five completed M&A transactions. As we extend our global presence and capabilities, we continue to focus on deepening our partnerships with our clients by delivering the entire Firm to them.


ABN·AMRO



^ GE Plastics

Lehman Brothers acted as financial advisor to General Electric on its $11.6 billion sale of its GE Plastics unit to Saudi Basic Industries Corporation. The transaction represents the third-largest U.S. chemicals deal in history. The Firm has a long-standing relationship with General Electric, having completed in excess of $125 billion of fixed income transactions since 2000.



< ABN AMRO

Lehman Brothers acted as financial advisor to ABN AMRO on its €71 billion sale to a consortium of Royal Bank of Scotland, Fortis and Banco Santander, the largest-ever M&A transaction in the banking sector. In addition, the Firm advised ABN AMRO on the $21 billion sale of LaSalle Bank, its U.S. subsidiary, to Bank of America, the disposal of ABN AMRO Mortgage Group to CitiMortgage, and the €8.2 billion acquisition of Banca Antonveneta in 2005.




Macaroni & Cheese

^ Linn Energy, LLC

In 2007, Linn Energy, an independent natural gas and oil company, priced a $1.5 billion private investment in public equity (PIPE), the largest marketed PIPE transaction ever priced. Lehman Brothers acted as lead placement agent and Lehman Brothers MLP Opportunity Fund L.P. acted as the lead investor. In conjunction with this transaction, Linn hedged 225 bcfe of natural gas and oil. Lehman Brothers Commodity Services acted as sole structuring and execution agent. The Firm was joint bookrunner on Linn's IPO in 2006, and has served as placement agent on two previous PIPE offerings.

^ Altria Group, Inc.

Lehman Brothers acted as financial advisor to Altria Group, Inc. on its $62 billion spin-off of Kraft Foods, Inc., the largest U.S. spin-off and the second-largest global spin-off in history.

Equities

Global equity markets continue to deepen, highlighted by increased use of derivative products, expanded trading mediums, and explosive volumes. This growing complexity underscores the necessity of partnering with clients to provide seamless execution, the highest-quality research, and robust infrastructure.

Throughout 2007, we made significant progress in executing our growth and diversification strategy – balanced investments across regions, segments, and products. We have invested heavily in our Asia and Emerging Markets franchises. Our strengthened presence in Asia was demonstrated by our acquisition of the Institutional Equity Group of Brics Securities, a leading brokerage firm in India. In addition, we added significant capabilities in Turkey, Russia, and Brazil.

As the equities market structure is dynamic, access to liquidity continues to be a critical resource. Our global LX™ platform allows clients to access the Firm's liquidity directly via a suite of electronic direct access trading algorithms. In December 2007, we announced the acquisition of Van der Moolen's specialist book. This new business emphasizes our commitment to promoting a competitive, transparent, public market, while increasing liquidity.

We continue to invest in our infrastructure – enhancing our trading platforms and ensuring the highest risk management standards. As our clients continue to seek opportunities beyond their home markets, we look to combine local expertise with a superior global infrastructure. This strategic combination has led us to hold top market share positions across major markets globally.

v Electronic Trading

Our Electronic Trading Services business continues to enhance access to liquidity options and provide a sophisticated suite of trading analytics to assist clients in decision-making. In 2007, we expanded our offering through the European launch of LX™, our global crossing platform, which offers access to dark liquidity. We also broadened our suite of LMX trading strategies by adding several new advanced algorithms.





^ China Financial Investor Forum

In September 2007, Lehman Brothers sponsored the China Financial Investor Forum in Beijing, which was organized by the financial publication *Caijing* magazine. The Forum showcased the Firm's capital markets and investment banking capabilities, introducing our global investors to China's financial sector, and providing a platform for in-depth dialogue among policymakers, senior corporate management, and investors.



< VMware Inc.

Lehman Brothers acted as joint bookrunner on VMware's $1.1 billion IPO. VMware is the global leader in virtualization solutions from the desktop to the data center. The offering represents the largest technology IPO since 2004 and the largest software IPO ever.



< China CITIC Bank

Lehman Brothers was joint global coordinator, joint bookrunner and joint sponsor for the Hong Kong Stock Exchange IPO of China CITIC Bank's $5.9 billion IPO and concurrent listing in Hong Kong and Shanghai. The offering was one of the largest IPOs globally and the largest IPO on the Hong Kong Stock Exchange for the year.





< Capital Markets Prime Services

Capital Markets Prime Services is a premier provider of comprehensive financing, servicing, and industry expertise to hedge fund managers, institutional asset managers and financial institutions. In 2007, we delivered for our Equities clients by extending our market-leading scenario-based margining globally, providing superior short covering, and demonstrating strong Futures and Quant Prime brokerage leadership. We also extended our footprint in Asia, providing increased prime solutions for our clients.

^ MF Global Ltd.

Lehman Brothers acted as joint bookrunner on MF Global's $2.9 billion IPO. The company is the largest specialty broker of exchange-listed futures and options, providing execution and clearing services for its clients throughout the world. The offering represented both the second-largest U.S. IPO since 2003 and the largest-ever financial technology IPO.

Fixed Income

Our Fixed Income Capital Markets business continued to partner with clients on some of their most important transactions in 2007, helping them bring to market landmark issues such as the world's first managed constant proportion debt obligations, the largest-ever United Arab Emirates dirham-denominated bond, and several of the biggest and most challenging leveraged transactions. *International Financing Review* magazine named Lehman Brothers its European Leveraged Finance House for the second time in two years, and *Institutional Investor* ranked the Firm #1 for the eighth consecutive year in its All-America Fixed Income Research poll.

We continued to invest in our franchise, appointing key personnel as we grew our Commodities, Foreign Exchange and Credit businesses, and expanded our footprint – most notably in the Asia-Pacific region and key emerging markets.

Amid unprecedented credit market dislocation and weakening global growth, clients increased the amount of business they do with us. One measure of how we delivered for our clients, Fixed Income sales credit volume, rose 40% in 2007. More than ever, we believe, our risk management capabilities, strategic advice, and support across cycles has been of significant value to our clients and partners.

v Capital Markets Prime Services

We offer proven expertise and strategic solutions to our clients at every stage of growth, across the capital markets. In 2007, Prime Services leveraged the Firm's Fixed Income market share to provide clients with optimal financing, short and liquid market coverage. We also provide clients with access to the Firm's leading research and analytics, and an extensive and scalable intermediation and derivatives prime brokerage offering worldwide.





^ Jebel Ali Free Zone FZE

One of the world's largest free zones and logistical hubs, the Jebel Ali Free Zone hosts in excess of 5,700 companies from more than 110 countries. Marketing a $1 billion equivalent five-year Sukuk through a syndicate which included Lehman Brothers, the deal saw such momentum that it was doubled in size. The deal was the first bookrun Sukuk for Lehman Brothers and, at AED 7.5 billion, was the largest AED-denominated bond and/or Sukuk ever.

FINANCIAL HIGHLIGHTS

For the periods ended (in millions U.S. except per-share and percentage data)

	2005	2006	2007
Net revenue	$1,329.6	$1,386.1	$1,400.3
Gross profit	$367.4	$406.4	$418.7
Gross margin	27.6%	29.3%	29.9%
Selling, general and administrative expenses (SG&A)[1]	$289.0	$296.9	$275.9
Operating income[2]	$78.4	$109.5	$142.8
Operating margin	5.9%	7.9%	10.2%
EBITDA[3]	$128.0	$156.2	$193.2
EBITDA margin	9.6%	11.3%	13.8%
Income from continuing operations before cumulative effect of accounting change per diluted share	$0.91	$1.21	$1.66

Selected Balance Sheet Data (in millions U.S. except percentage data)

	2005	2006	2007
Total assets	$1,107.6	$1,478.5	$1,364.6
Cash and cash equivalents	$158.1	$255.1	$246.4
Total debt	$146.8	$258.7	$172.6
Total stockholders' equity	$587.1	$777.8	$799.0
Total debt to total capital ratio	20.0%	25.0%	17.8%

[1]In fiscal year 2006, SG&A expense included $12.3 million in charges associated with a separation agreement entered into with the company's former chief executive officer.

[2]Operating income is a non-GAAP financial measure defined as gross profit less SG&A expense. See reconciliation below (in millions U.S.).

	2005	2006	2007
Gross profit	$367.4	$406.4	$418.7
Less: SG&A expense	$289.0	$296.9	$275.9
Operating income	$78.4	$109.5	$142.8
% of Net revenue	5.9%	7.9%	10.2%

[3]EBITDA is a non-GAAP financial measure defined as gross profit less SG&A expense plus depreciation expense plus amortization expense. See reconciliation below (in millions U.S.).

	2005	2006	2007
Gross profit	$367.4	$406.4	$418.7
Less: SG&A expense	$289.0	$296.9	$275.9
Plus: Depreciation expense	$46.8	$37.7	$36.3
Plus: Amortization expense	$2.7	$9.0	$14.0
EBITDA	$128.0	$156.2	$193.2
% of Net revenue	9.6%	11.3%	13.8%

[4]Return on Gross Investment (ROGI) is defined as *Gross Cash Flow* divided by *Gross Investment*.

Gross Cash Flow for a given period is calculated as:
(Gross Profit – SG&A expense) X (1- an assumed tax rate of 29%) + Depreciation Expense + Amortization Expense – Maintenance Capital Expenditure (defined as 50% of depreciation expense)

Gross Investment for a given period is calculated as:
Total Assets + Accumulated Depreciation – Non-debt Current Liabilities – Cash

Regulation G: The information presented in this report regarding operating income and earnings before interest, taxes, depreciation, and amortization (EBITDA) does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP information to assist in understanding the operating performance of the company and its operating segments and in understanding the comparability of results in light of the items identified in this report. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information is reconciled with reported GAAP results.


900
600
300
0
2005
2006
2007
Net Revenue *(U.S. dollars in millions)*


500
400
300
200
100
0
$367.4
$406.4
$418.7
2005
2006
2007
Gross Profit *(U.S. dollars in millions)*


200
150
100
50
0
$128.0
$156.2
$193.2
2005
2006
2007
EBITDA[3] *(U.S. dollars in millions)*


2.00
1.50
1.00
0.50
0.00
$0.91
$1.21
$1.66
2005
2006
2007
Income from continuing operations before cumulative effect of accounting change per diluted share


10
8
6
4
2
0
7.3%
7.5%
9.6%
2005
2006
2007
Return on Gross Investment (ROGI)[4]

OUR BRAND PROMISE

At H.B. Fuller, we strive to create strong, collaborative relationships with existing and new customers who prize innovation, differentiation and performance through value-added, high-quality products, services and solutions. We call it customer intimacy.

We listen closely to our customers and follow a disciplined body of methods and procedures, such as Lean Six Sigma℠ and Total Cost of Ownership, to develop a pipeline of new and improved products and solutions that deliver superior results. We also work to build relationships with other suppliers. As a result, H.B. Fuller has been rewarded with long-term business relationships in which everyone can prosper. In fact, some customers have been with us for more than 100 years.

As we celebrate a milestone year in business, some might say we are 120 years old. With our focus on the future, we like to say we are 120 years *young*. We will continue to endeavor to delight our customers, creating and selling products, services and solutions that they value, by sharing our expertise and our efforts.

Following are several examples of the partnerships that we have proudly built.

SCHROEDER COMPANY

Over its 124-year history, family-owned Schroeder Company, based in St. Paul, Minn., has grown from its modest dairy farm beginnings to one of the foremost dairy businesses in its region. Today, Schroeder produces and packages tens of millions of gallons of milk per year, as well as orange juice and other specialty dairy products.

Schroeder is also a leading contract packaging service provider. Naturally, the company places a premium on superior packaging. In 2007, the company turned to H.B. Fuller to help improve its packaging quality and optimize its processes.

H.B. Fuller worked hand-in-hand with Schroeder to audit its packaging processes and identify problems that led to costly downtime. By working together, this team was able to optimize Schroeder's tray- and case-forming lines by incorporating H.B. Fuller's Advantra® packaging adhesive. But the key to this solution was the joint efforts of these two groups.

The result? Vastly reduced line downtime and enhanced quality of Schroeder's packaged goods. According to Dan Carver, maintenance manager at Schroeder Company, H.B. Fuller's combination of innovative products and ongoing service puts the company and its associates in a league all their own.







"H.B. Fuller is very committed to service, visiting us on an ongoing basis to re-audit our packaging lines, to make sure they are running correctly, and to give us advice on how to further improve our processes. We don't get that level of commitment from any other company. In fact, very few companies place a premium on service anymore. H.B. Fuller views its relationship with Schroeder as a partnership. We agree."

Larry German, territory manager for H.B. Fuller, discusses packaging quality with Dan Carver, maintenance manager for Schroeder Company. H.B. Fuller and Schroeder Company collaborated to audit Schroeder's packaging process, reduce line downtime and improve overall packaging quality.

Lean Six Sigma℠ is a registered service mark of George Group Consulting, L.P.


Domino's Pizza
Domino's
The Pizza Delivery Experts

< Domino's Pizza, Inc.

On behalf of Domino's Pizza and its largest shareholder, Bain Capital, Lehman Brothers structured and executed an innovative recapitalization plan which included a $1.85 billion whole business securitization, a bridge loan facility, equity and bond tender offers, and related hedging arrangements. The new capital structure resulted in a unique "public LBO" enabling Domino's to use low-cost securitization debt to fund a special cash dividend. The transaction was well received, with Domino's stock trading up 17% during the recapitalization process.



^ Freddie Mac

Advising Freddie Mac on the alternatives for capital raising after its third quarter earnings announcement, Lehman Brothers concurrently marketed both a non-convertible and a convertible offering. The quality and strength of the demand was such that Freddie Mac chose to issue only the non-dilutive non-convertible preferred shares. With the $6 billion deal pricing at the tight end of guidance and the company's common stock appreciating 14.7% during marketing, the result was an undeniable success for both Freddie Mac and investors alike.



^ CVS Caremark

CVS Caremark's $5.5 billion senior notes issue and Enhanced Capital Advantaged Preferred Securities (ECAPS℠) offering was the first such issue from a consumer retail/healthcare company in the U.S. One of five advisory and capital markets transactions that Lehman Brothers executed for CVS in 2007, this transaction allowed the repayment of borrowings related to its merger with Caremark.

Investment Management

Fulfilling our clients' varied and increasingly complex investment needs is the focus of our Investment Management Division, the youngest of our divisons building on seven decades of experience at Neuberger Berman and our heritage in merchant banking. Through the division, we deliver our intellectual capital in traditional and alternative asset management products and advisory services to institutional and high net worth clients.

In 2007, we won important institutional mandates in equities, fixed income, hedge funds, private equity, and structured products. Within Private Asset Management, the Total Portfolio Returns (net of fees) of the Equity Composite was nearly double that of the S&P 500. We are doing more with existing clients and adding new relationships, all on the strength of five simple principles:

- Deliver consistently superior performance
- Continuously improve our capabilities to meet client needs
- Demonstrate strength across asset classes
- Work across businesses to deliver solutions
- Listen

We have measurably strengthened our capabilities, adding, for example, a global team investing in Real Estate Investment Trusts based in Amsterdam, a significant team of Infrastructure investors within Private Equity, and a team investing in emerging markets based in New York. We have also attracted top talent from other parts of the Firm to play strategic roles in the division. Within the division, we have also moved talented individuals across geographies to better source alpha for our clients.

In all of this, we have demonstrated a continuing ability to synchronize talent to value-creating opportunity and to deploy intellectual capital where our clients need us.

v Lehman Brothers Private Equity

In 2007, our Private Equity business increased assets under management 95% and raised approximately $11 billion. Our success is grounded in our historic track record and commitment to future performance. Our funds include the Emerging Manager Fund, which invests in emerging private equity managers with a focus on minority- and women-owned firms; and Lehman Brothers Private Equity Partners, the Firm's first-ever publicly listed Private Equity Fund of Funds. In 2007, the business also closed its largest fund to date, Merchant Banking IV, with more than $3 billion in commitments.







< Fonds de Réserve pour les Retraites (FRR)

In June 2007, FRR, the French Public Reserve Fund, awarded Lehman Brothers a mandate of €500 million to invest in a diversified portfolio of North American private equity funds. The mandate win, a significant gain against fierce competition, was a joint effort between our capital markets team based in Paris, which has an ongoing relationship with the FRR, and the private equity business in London, Dallas and New York.

v Increasing Our Capabilities

In 2007, we significantly enhanced the investment management capabilities we offer our clients through several targeted acquisitions and minority stakes in selected investment managers. The Firm purchased a 20% interest in the top-level investment management entities of the D.E. Shaw group, the global investment and technology development firm, and a 25% interest in Spinnaker Capital Group, an investor in emerging markets. The Firm also acquired high net worth money manager H.A. Schupf & Co. and Lightpoint Capital Management, a leveraged loan investment manager.





< Universities Superannuation Scheme

The Universities Superannuation Scheme (USS) is a pension scheme for staff at approximately 360 universities in Great Britain, making it the UK's second-largest pension fund. Lehman Brothers Private Equity began its relationship with USS in the Autumn of 2005, when USS committed themselves to the Lehman Brothers Co-Investment Fund. USS subsequently committed themselves to Merchant Banking IV.

We continue to strengthen local capabilities for our clients around the world.

Driving diversified growth is one of the pillars of our strategy, and we continue to build our capabilities in all the major investment banking markets worldwide. In 2007, we entered or significantly expanded our presence in markets such as Australia through our acquisition of Grange Securities; Canada by opening offices in Calgary and Toronto; India by adding a new office in Mumbai; and Europe and the Middle East by opening offices in Turkey and Russia and establishing a presence in Dubai and Qatar. As a result of our continued investments in expanding our global franchise, we reported record results in our Europe and the Middle East and Asia-Pacific regions, and 50% of our net revenues for the year came from outside the Americas. We have built a balanced platform, diversified not only by business but also by region.



Diversification Across Regions

Americas

In 2007, the Firm expanded its reach in the Americas by adding capabilities in Brazil and increasing resources in Canada, and strengthened its platform through targeted acquisitions and the taking of minority stakes. We continued to offer our clients the very best advice, expertise and execution, advising on some of the region's most important transactions of the year.



^ GlobalSantaFe

In 2007, GlobalSantaFe agreed to combine with Transocean in a $53.3 billion merger of equals. In addition to acting as lead financial advisor to GlobalSantaFe, the Firm rendered a fairness opinion and provided financing on a $15 billion bridge loan facility. The transaction represented the largest oilfield service transaction and largest energy company recapitalization ever, and created the second-largest oilfield service company in the world.



> DuPont Fabros Technology, Inc.

Lehman Brothers acted as joint bookrunner on DuPont Fabros' $736.6 million IPO. DuPont Fabros is a leading owner, developer, operator and manager of wholesale data centers in the U.S., and leases its data centers primarily to investment-grade international technology companies. The offering represented one of the largest REIT IPOs ever.





< Och-Ziff Capital Management Group

Lehman Brothers acted as joint global coordinator and joint bookrunner for Och-Ziff's $1.2 billion IPO. The offering represented the first hedge fund manager IPO in the U.S. Och-Ziff is a leading international, institutional, alternative asset management firm. Lehman Brothers has a strong relationship with the firm, serving as one of its top capital markets counterparties and utilizing our Capital Markets Prime Services business to provide Och-Ziff with a full suite of products, services, and expertise.





< InterGen

InterGen's multi-denomination $3.5 billion equivalent financing package was successfully priced in the headwinds of a radically evolving high yield market. Lehman Brothers combined its global power, project finance and high yield cababilities to create a unique, "hybrid" debt structure which obtained improved credit ratings relative to traditional corporate structures. Targeting a unique investor base ensured successful execution and outperformance in the volatile aftermarket – a win-win for the issuer, its owners AIG Highstar Capital II and Ontario Teachers' Pension Plan, and investors alike.

^ Brazil Team

In 2007, Lehman Brothers hired a team of investment banking professionals from a leading Brazilian investment banking advisory firm. The team brought more than 30 years of investment banking experience to the Firm. The hiring underscores the Firm's commitment to expanding and strengthening our capabilities in Brazil, reflecting our efforts to better serve our global clients locally.

Americas *Continued*

v Eagle Energy Partners I, L.P.

Reflecting the importance of the commodities market, in 2007 Lehman Brothers acquired Eagle Energy Partners, one of the largest providers of energy marketing and services. The resulting platform broadens our ability to facilitate risk management for our clients, and allows the Firm to better serve our Investment Banking client base by seamlessly delivering an integrated suite of commodities products to clients in partnership with Fixed Income.



< Kohlberg Kravis Roberts & Co. and Texas Pacific Group

Lehman Brothers acted as financial advisor to KKR and Texas Pacific Group on their $45 billion acquisition of TXU Corp., the largest leveraged buyout in history. The Firm also provided financing in support of the acquisition and invested equity alongside the sponsors. Lehman Brothers has worked closely with both KKR and Texas Pacific Group on a number of landmark acquisitions.



> Jarden Corporation

In early 2007, Lehman Brothers advised Jarden on a series of financing transactions that took full advantage of the issuer-friendly environment. Having priced an upsized $550 million accelerated offering, Jarden revisited the market three days later for a $100 million add-on. The transaction was the most successful similarly rated high yield offering in two years. Later in the year, Lehman Brothers served as exclusive financial advisor and debt provider on Jarden's $1.2 billion acquisition of K2, Inc.


Coleman





< SkyPower Corp.

In 2007, Lehman Brothers and its Private Equity business acquired a significant equity stake in SkyPower, a leading Canadian renewable energy developer. SkyPower is developing a substantial portfolio of wind and solar power projects through an innovative strategy which includes communities, First Nations, local municipalities, and large corporate users of energy across Canada. This investment reinforces the Firm's commitment to renewable energy and sustainable development.

^ Ford Motor Company

In December 2006, Ford Motor Company and its affiliates successfully raised more than $8 billion in senior notes and convertible debt financing, along with more than $10 billion of bank credit facilities. Based on Ford and Lehman Brothers' strong relationship, the Firm was selected as a lead investment bank across all of Ford's offerings. Demand for the senior notes offering (Ford Motor Credit's first 10-year transaction in three years) was significant, allowing the Company to upsize the transaction as well as tighten pricing below guidance.

Europe and the Middle East

In 2007, we deepened the penetration of our business expertise into established European markets and expanded into new product areas and geographies, including Turkey, Russia and the UAE. We intensified our focus on winning market share, particularly in the Equities space, with Lehman Brothers the #1 trader by volume across every major European exchange this year. Once again, Europe and the Middle East produced record revenue contributions for the Firm's full year 2007 results.



v Nanette Real Estate Group

Lehman Brothers Real Estate Partners (LBREP) enjoys a strong partnership with Nanette, a Dutch company listed on the AIM at the London Stock Exchange. In February 2007, LBREP acquired a 15% stake in Nanette, building on the various joint venture projects already established in Poland and Hungary. In November, LBREP invested in four of the five projects Nanette acquired in Romania. In total, Nanette is in the process of developing approximately 18,000 residential units in Central and Eastern Europe.





< The Republic of France

Creating the second-largest utility in Europe with a combined 13.7 million energy customers and 80 million water customers around the world, the merger of Gaz de France and SUEZ will create a global leader in energy and environmental services. Advising Gaz de France's majority shareholder, the Republic of France, Lehman Brothers played an important role in the €75 billion merger, one of the largest announced during the year.

> Cerberus Capital Management

Based on Lehman Brothers' strong relationship with Cerberus Capital Management, the Firm was selected as lead advisor, financing provider and also a co-investor in a Cerberus-led consortium on the €3.2 billion acquisition of Austria-based BAWAG P.S.K. The €1.9 billion acquisition financing arranged by Lehman Brothers represents the largest-ever mezzanine debt facility syndicated in Europe. The acquisition both complemented Cerberus's existing portfolio of international financial institutions and presented Cerberus with significant new opportunities.


FÜR ARBEIT UND WIRTSCHAFT
BAWAG

Europe and the Middle East *Continued*







^ Expanding Our Footprint

Reflecting the increasingly global nature of our clients, Lehman Brothers continued to invest in its platform during 2007. The Firm entered new markets, opening offices in Dubai and Turkey, and appointing key business heads in these countries and in Russia. In order to better serve the needs of our existing clients, we also significantly upgraded several offices, moving to new locations in Paris and Madrid, and opening an office in Geneva for the first time.



^ Norwegian Government

Announced in December 2006, the $29 billion merger of NorskHydro's oil and gas business with Statoil created the world's largest offshore operator. With the Norwegian State as majority shareholder, the combined entity had an enterprise value of $90 billion. The merger was one in a series of transactions on which Lehman Brothers advised the Norwegian government.






LEICA 500



< Munich Re Group

As the company's sole financial advisor on the $1.3 billion acquisition of The Midland Company, Lehman Brothers assisted Munich Re Group in achieving one of its strategic goals. The acquisition provided the Munich, Germany-based global insurance group with one of the leading specialty reinsurance businesses in the U.S., with a presence in 50 states and consistent cross-cycle growth. The acquisition built on Munich Re's existing expertise and gave it leading positions in targeted areas of growth.

^ GlaxoSmithKline

Despite an uncertain economic outlook and market volatility, GlaxoSmithKline launched its first long-dated sterling issue in five years. With an oversubscribed book of top-tier sterling investors, Lehman Brothers was able to price the £1 billion issue at the tight end of guidance and extend GlaxoSmithKline's debt maturity to 35 years. As the largest long-dated corporate sterling issue to date, the transaction underscored GlaxoSmithKline's proven track record as a benchmark issuer and Lehman Brothers' execution expertise in challenging market conditions.

Asia-Pacific

In 2007, we continued to increase the depth and diversity of our offering to clients in the Asia-Pacific region, with expanded capabilities in structured products, Capital Markets sales and Investment Banking. The Firm complemented its geographic reach with the acquisitions of Brics Securities in India and Grange Securities in Australia, and the opening of an additional China office in Shanghai. In existing geographies, the Firm secured new licenses across multiple markets, enabling deeper local access. Lehman Brothers Asia-Pacific posted its fifth consecutive year of record performance in 2007.

> China Petroleum & Chemical Corporation (Sinopec)

Lehman Brothers acted as the sole global coordinator and joint bookrunner on Sinopec's HK$11.7 billion Zero Coupon Convertible Bond offering, the largest international convertible bond offering ever in Asia ex-Japan and the largest-ever natural resources convertible bond offering in Asia. The Firm had previously acted as independent financial advisor and financial advisor, respectively, to Sinopec subsidiary companies Beijing Yanhua and Zhenhai Refining when they were taken private by Sinopec in 2004 and 2005.





^ Edelweiss Capital

Lehman Brothers acted as joint bookrunner on Edelweiss Capital's $175 million IPO on the Indian exchanges (NSE and BSE). Lehman Brothers has partnered with Edelweiss in many areas and played an important role in shaping and communicating the unique story of this diversified modern Indian investment bank to investors, which helped to achieve an exceptionally successful transaction in the Indian financial services space.

> Taihan Electric Wire Co. Ltd.

Lehman Brothers acted as sole financial advisor to Taihan and provided a commitment facility in support of Taihan's offer on its €392 million acquisition of a 9.9% stake in Prysmian. We delivered the full capabilities of our global platform to support our client's cross-border needs on this transaction. The Firm had previously acted as joint bookrunner on Taihan's $130 million convertible offering in 2005.







^ Brics Securities

Underscoring the strategic importance of India as a key growth market for the Firm, we acquired the Institutional Equity Group of Brics Securities, a leading brokerage firm in India. The acquisition significantly increased our presence in the country, and the resulting platform in Mumbai enables the Firm to offer our clients more sophisticated and comprehensive services throughout India. The transaction demonstrates our commitment to building a strong franchise in India.

Asia-Pacific *Continued*

> Kirin Holdings Company, Limited

Lehman Brothers acted as financial advisor to Kirin on its $2.5 billion acquisition of all shares of National Foods Limited, Australia's leading manufacturer of dairy and juice products, from San Miguel Corporation. The acquisition gave Kirin immediate market leading positions in the Australian dairy and juice market and ownership of some of the most popular food and beverage brands in Australasia, with over 100 years of heritage. Caliburn Partnership Pty Ltd. also advised Kirin on the transaction.


FOODS MARKET
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Sony Ericsson
CITY CENTRE
dishtv

> Olympus Capital Holdings Asia

Lehman Brothers acted as financial advisor to Olympus on its sale of Arysta LifeScience Corporation to entities controlled by The Permira Funds for ¥250 billion. The Firm also acted as sole stapled financing provider, supporting the sale with teams dedicated to multiple bidders. The transaction was the largest announced leveraged buyout in Japan in 2007 and is among the country's largest ever.






CITY CENTRE
KEEP WALKING
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< The DLF Group

Lehman Brothers acted as senior bookrunner on DLF's $2.25 billion IPO on the Indian exchanges (NSE and BSE). The offering represented, at that time, the largest-ever IPO in India. DLF is a leading real estate developer in India, with its primary business focused on the development of residential, commercial and retail properties in India. The Firm has built a strong relationship with DLF, and our role in the IPO and three other financing transactions reflects the strength of our India franchise.



< Shanghai Office Opening

China is a key component of Lehman Brothers' strategy in the Asia-Pacific region. As the fastest-growing major economy in the world, China presents many exciting business opportunities for the Firm. In February 2007, Lehman Brothers added a Shanghai representative office to its footprint in China, demonstrating our strong commitment to this vital market.

^ Grange Securities Limited

Expanding into the Australian market, the Firm acquired Grange Securities Limited, a leading investment and advisory firm in Australia. The transaction expands our geographic reach, increases the capabilities of our Asia-Pacific operations, and provides Grange's broad range of clients with access to the global resources and capabilities of Lehman Brothers.

Sustainability

As a global corporate citizen, Lehman Brothers is commited to addressing the challenges of climate change and other environmental issues which affect our employees, clients, and shareholders alike. It is critical that we continue to develop initiatives to focus on these challenges facing our environment now and in the future.



In 2007, the Firm created The Lehman Brothers Council on Climate Change and appointed Theodore Roosevelt IV, who brings to the role a deep knowledge of environmental issues, as its chairman. By harnessing the Firm's global resources, the Council is uniquely positioned to accelerate the understanding of climate change issues. In December, the Council held the first of three regional summits in New York. These summits serve to facilitate constructive dialogue on global climate change policy among our clients, government officials and academics.

The Firm is increasingly engaged in efforts to find environmentally sustainable business solutions and develop market-based mechanisms that will respond to and reduce the effects of climate change. Examples of these business models include participation in carbon-related markets and managing socially responsible investment funds which utilize criteria such as identifying environmentally responsible leaders. In addition, we have a strong and growing platform in underwriting, advising, and investing in renewable energy companies. The Firm is using these initiatives to engage the strong interest shown by our employees in addressing environmental issues.

Our environmental initiatives also address how climate change has and will affect our clients. In 2007, Lehman Brothers published two groundbreaking studies on the effects of climate change on business, entitled *The Business of Climate Change I and II*. The studies, authored by Dr. John Llewellyn, the Firm's senior economic policy advisor, were written to help clients better understand the effect that climate change will have on the business landscape. They included significant contributions from Lehman Brothers equity analysts who assessed the impact of climate change on specific industry sectors.

The Firm anticipates that regulation will be put in place to address, slow, and reverse the impact of climate change, and that these policies will drive an economic transformation. This transformation represents both opportunities and challenges for the Firm's clients. The Firm will be well positioned to help our clients take advantage of the opportunities and face the challenges posed by this regulation.

We are also looking inward. In 2007, Charlotte Grezo, an expert in socially responsible business practices, joined the Firm as global head of Sustainability and president of the Council on Climate Change. In addition to overseeing the Council's activities, she will further the development of the Firm's own environmental policy and strategy.

We have executed and will continue to execute on initiatives that mitigate the environmental impact of our operations, including investigating and implementing ways to reduce our energy consumption. We are already seeing results. Our headquarters buildings in New York and London have been awarded the Carbon Trust Energy Efficiency Accreditation Scheme, recognizing the Firm's efforts to manage energy use and reduce carbon emissions.

Philanthropy









Where will you make your mark? At Lehman Brothers, that is what we ask all of our employees.

In 2007, employees responded as they always have, continuing the Firm's proud history of charitable giving and community involvement. Thousands of our employees participated in the Firm's 2007 Employee Giving Campaign, personally contributing more than $4.6 million to the Lehman Brothers Foundations for grants. Of those grants, more than 82% were awarded to organizations recommended by our employees. On the ground, more than 8,000 employees volunteered in a community activity, and hundreds more served the community on not-for-profit boards and in leadership groups.

Our focus remains: work with organizations that give children a chance to succeed, help the sick, or benefit the arts. In doing so, we are continuing our mission to support our communities.

The following are some highlights of our philanthropic efforts in 2007:

Lehman Brothers has a strong relationship with **The Posse Foundation**, a program that prepares urban high school students for enrollment at top-tier universities. In addition to monetary support, the Firm has hired more than 200 Posse scholars over the years, both as interns and full-time employees, and one of our employees serves on the organization's board of directors.

A Lehman Brothers Foundation grant will support the construction of a medical center at the newly built **SOS Children's Village** in Malawi. The Village provides permanent, family-style housing for 150 orphaned, abandoned and neglected children. The new medical facility will provide annual medical and counseling services to an estimated 20,000 children and adults in the surrounding area.

Society for AIDS Care is the only community-based facility in Hong Kong that provides direct care to people living with HIV and their families. At the recommendation of one of our employees, a grant from The Lehman Brothers Foundation funded a training program for AIDS healthcare workers.

CLIC Sargent is the UK's leading children's cancer charity, supporting children with cancer and their families by providing care during and after treatment. In 2007, Firm employees raised nearly €130,000 for CLIC, a Lehman Brothers UK employee charity partner, through fundraising events and activities.

Our employees in Milan have partnered with **Centro di Aiuto al bambino maltrattato e alla Famiglia in crisi (CAF)**, the first private facility in Italy to provide shelter for abandoned and abused children. More than half of the employees in our Milan office took part in volunteer opportunities, and a Lehman Brothers Foundation Europe grant will expand the counseling services CAF provides to children and their families.

The Firm initiated the **Community Leadership Program**. More than 20 of our New York-based summer analysts worked with two local community organizations, renovating schools and rejuvenating public parks, and preparing and delivering meals to homebound patients. The new program offered our summer analysts an opportunity to experience an important part of the Firm's culture: giving back to the communities in which we live and work.

Talent Management

Our people are our most valuable asset. Our focus is not solely on attracting and developing top talent; putting the right people in the right jobs is critical to our ability to deliver the full capabilities of our global franchise.

Career mobility is vital to ensuring that we are able to fully leverage the skills and experiences of our people. This mobility happens within and across divisions and geographic regions, at all levels of the Firm, including our Executive Committee. For example, in 2007 we appointed Erin Callan chief financial officer and added her to the Executive Committee. She had previously headed Global Hedge Fund Coverage within the Investment Banking Division. In connection with this appointment, Chris O'Meara, our former chief financial officer, was named global head of risk management.

These individuals are among the many examples of the Firm putting the right talent where it is needed most. In 2007, we transferred more individuals into new positions than ever before. By moving top talent from within one of our business segments into another, we strengthen our Capital Markets, Investment Banking, and Investment Management businesses with an influx of new experiences and expertise. Career mobility also plays a vital role in our continuing commitment to driving diversified growth geographically. Our India franchise has been strengthened by moving key management from other regions and areas of the Firm, and people from across the Firm have contributed to the continued expansion of our Asia-Pacific platform. By moving our people into these areas, we also ensure that the Firm's culture remains strong as we continue to grow.


LEHMAN BROTHERS
ision
MY TAKE ON THINGS
Investment

Developing top talent and putting the right people in the right jobs is critical to our ability to deliver the Firm.

Partnering with Spelman College



Joe Gregory, President and Chief Operating Officer, Lehman Brothers, Dr. Beverly Tatum, President, Spelman College, and Scott Freidheim, Co-Chief Administrative Officer, Lehman Brothers, celebrate the groundbreaking partnership between the Firm and Spelman College.

In 2007, Lehman Brothers announced a groundbreaking partnership with Spelman College. Spelman is the #1-ranked institution among all historically Black colleges and universities in the country by *U.S. News and World Report*. The development of the Lehman Brothers Center for Global Finance and Economic Development at Spelman College will create a new model that will prepare students for active participation in the global marketplace and increase the pipeline of women ready to enter the financial sector.

As part of this endeavor, Lehman Brothers has committed $10 million as well as ongoing funding support and professional expertise to create the Center. In support of the Center's enhanced curriculum offerings, Lehman Brothers and Spelman are working together to attract and retain top faculty to develop a rich interdisciplinary curriculum, prioritizing core subjects that have not been traditionally offered by the college. Additionally, this partnership will:

- Create a new interdisciplinary minor, focused on global finance and economic development, that will evolve into a full major over the next several years;
- Establish a Lehman Brothers Scholars Program to provide scholarships to help talented students complete their education;
- Provide opportunities for international internships in finance;
- Offer an investment banking immersion program for Spelman sophomores to introduce them to a career in global finance;
- Conduct periodic simulated portfolio management competitions;
- Match Spelman students focused on business and finance to Lehman Brothers career mentors;
- Collaborate with Spelman faculty and other experts to develop initiatives around economic development / urban development / microfinance as well as diversity issues; and
- Leverage Lehman Brothers' in-house expertise and network of global experts to create a speaker series, among many other projects.

Like our partnerships with Harlem Children's Zone in New York, the Lehman Brothers Centre for Women in Business at London Business School, and Oaklands School in London, our collaboration with Spelman College underscores the Firm's commitment to leveraging our institutional knowledge and expertise to ensure the future success of this initiative.

Financial Report

33 Management's Discussion an[d] Analysis of Financial Conditi[on] and Results of Operations

33 Introduction

33 Forward-Looking Statemen[ts]

34 Executive Overview

36 Certain Factors Affecting Results of Operations

38 Critical Accounting Policies and Estimates

41 Consolidated Results of Operations

45 Business Segments

51 Geographic Revenues

53 Liquidity, Funding and Capital Resources

60 Contractual Obligations and Lending-Related Commitments

61 Off-Balance-Sheet Arrangement[s]

64 Risk Management

70 2-for-1 Stock Split

70 Accounting and Regulatory Developments

73 Effects of Inflation

74 Management's Assessment of Interna[l] Control over Financial Reporting

75 Report of Independent Registered Public Accounting Firm

76 Report of Independent Registered Public Accounting Firm

77 Consolidated Financial Statements

84 Notes to Consolidated Financial Statem[ents]

124 Selected Financial Data

126 Other Stockholder Information

127 Corporate Governance

128 Senior Leadership

129 Locations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Lehman Brothers Holdings Inc. ("Holdings") and subsidiaries (collectively, the "Company," the "Firm," "Lehman Brothers," "we," "us" or "our") serves the financial needs of corporations, governments and municipalities, institutional clients and high net worth individuals worldwide with business activities organized in three segments, Capital Markets, Investment Banking and Investment Management. Founded in 1850, Lehman Brothers maintains market presence in equity and fixed income sales, trading and research, investment banking, asset management, private investment management and private equity. The Firm is headquartered in New York, with regional headquarters in London and Tokyo, and operates in a network of offices in North America, Europe, the Middle East, Latin America and the Asia-Pacific region. We are a member of all principal securities and commodities exchanges in the U.S., and we hold memberships or associate memberships on several principal international securities and commodities exchanges, including the London, Tokyo, Hong Kong, Frankfurt, Paris, Milan and Australian stock exchanges.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the Consolidated Financial Statements and the accompanying Notes contained in this Annual Report on Form 10-K for the fiscal year ended November 30, 2007 (the "Form 10-K"). Unless specifically stated otherwise, all references to the years 2007, 2006 and 2005 in this MD&A refer to our fiscal years ended November 30, 2007, 2006 and 2005, or the last day of such fiscal years, as the context requires. All share and per share amounts have been retrospectively adjusted for the two-for-one common stock split, effected in the form of a 100% stock dividend, which became effective April 28, 2006. For additional information, see "2-for-1 Stock Split" in this MD&A and Note 10, "Stockholders' Equity," to the Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this MD&A, including those relating to our strategy and other statements that are predictive in nature, that depend on or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements are not historical facts but instead represent only management's expectations, estimates and projections regarding future events. Similarly, these statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include, but are not limited to, market risk, investor sentiment, liquidity risk, credit ratings changes, credit exposure and operational, legal, regulatory and reputational risks. For further discussion of these risks, see "Certain Risk Factors Affecting Results of Operations" below as well as "Risk Factors" in Part I, Item 1A in the Form 10-K.

As a global investment bank, the nature of our business makes predicting future performance difficult. Revenues and earnings may vary from quarter to quarter and from year to year. Caution should be used when extrapolating historical results to future periods. Our actual results and financial condition may differ, perhaps materially, from the anticipated results and financial condition in any such forward-looking statements and, accordingly, readers are cautioned not to place undue reliance on such statements, which speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

EXECUTIVE OVERVIEW[1]

SUMMARY OF RESULTS

On the basis of a record first half and a reasonably successful navigation of difficult market conditions in the second half, we achieved our fourth consecutive year of record net revenues, net income and diluted earnings per common share in 2007. Net income totaled $4.2 billion, $4.0 billion and $3.3 billion in 2007, 2006 and 2005, respectively, increasing 5% in 2007 and 23% in 2006 from the corresponding 2006 and 2005 periods, respectively. Diluted earnings per common share were $7.26, $6.81 and $5.43 in 2007, 2006 and 2005, respectively, up 7% in 2007 and 25% in 2006 from the corresponding prior periods, respectively.[2]

2007 net revenues were $19.3 billion, which exceeded the prior year record level by 10% and represents the fifth consecutive year of record net revenues. The second half of the 2007 fiscal year presented some of the most challenging mortgage and credit markets experienced in almost a decade, particularly in the U.S. Record net revenues were reported in each of our three business segments and in both the Europe and the Middle East and Asia-Pacific geographic segments. Pre-tax margin for the 2007 fiscal year was 31.2%, compared to 33.6% and 33.0% reported in 2006 and 2005, respectively. Full year return on average common stockholders' equity[3] was 20.8%, 23.4% and 21.6% for 2007, 2006 and 2005, respectively. Return on average tangible common stockholders' equity was 25.7%, 29.1% and 27.8% in full years 2007, 2006 and 2005, respectively.

2007 vs. 2006 In 2007, Capital Markets segment net revenues increased 2% to a record $12.3 billion from $12.0 billion in 2006. Capital Markets—Equities, operating in a favorable environment of strong customer-driven activity and favorable global equities markets, reported net revenues of $6.3 billion in 2007, a 76% increase from $3.6 billion in 2006. These record results in the Equities component of our Capital Markets business segment were offset by a decrease in Capital Markets—Fixed Income's net revenues which declined 29% to $6.0 billion in 2007 from $8.4 billion in 2006. This decline corresponds to the deterioration throughout the fiscal year in the U.S. residential mortgage sector and the follow-on dislocation in the broader credit markets that occurred later in the fiscal year. Investment Banking segment net revenues increased 24% to $3.9 billion in 2007 from $3.2 billion in 2006, representing record Debt and Equity underwriting-related activities as well as record Advisory Services revenues. These results reflect the significant progress made in building market share in the areas of mergers and acquisitions ("M&A") and high yield offerings as well as the development of a broader range of geographic and client bases. Investment Management segment net revenues increased 28% to $3.1 billion in 2007 from $2.4 billion in 2006, reflecting record net revenues in both Asset Management and Private Investment Management and our continued expansion of this business segment globally. For the fiscal year, assets under management ("AUM") of $282 billion increased 25% from 2006 from both net inflows and asset appreciation. Non-U.S. net revenues increased 49% to $9.6 billion in 2007 from $6.5 billion in 2006, representing 50% and 37% of total net revenues in the 2007 and 2006 periods, respectively.

2006 vs. 2005 Net revenues increased 20% in 2006 from 2005. Capital Markets segment net revenues increased 22% to $12.0 billion in 2006 from $9.8 billion in 2005. Capital Markets—Equities net revenues rose 44% to $3.6 billion in 2006 from $2.5 billion in 2005, driven by solid client-flow activity in the cash and prime services businesses. Capital Markets—Fixed Income net revenues increased 15% to $8.4 billion in 2006 from $7.3 billion in 2005 due to broad-based strength across products and regions. Investment Banking segment net revenues increased 9% to $3.2 billion in 2006 from $2.9 billion in 2005, reflecting strength in each business. Investment Management segment net revenues increased 25% to $2.4 billion in 2006 from $1.9 billion in 2005, reflecting growth in alternative investment offerings and an increase in

---

[1] Market share, volume and ranking statistics in this MD&A were obtained from Thomson Financial, an operating unit of The Thomson Corporation.

[2] The 2006 results included an after-tax gain of $47 million ($0.08 per diluted common share) from the cumulative effect of an accounting change for equity-based compensation resulting from the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised), *Share-Based Payment* ("SFAS 123(R)"). For additional information, see Note 12, "Share-Based Employee Incentive Plans," to the Consolidated Financial Statements.

[3] Return on average common stockholders' equity and return on average tangible common stockholders' equity are computed by dividing net income applicable to common stock for the period by average common stockholders' equity and average tangible common stockholders' equity, respectively. We believe average tangible common stockholders' equity is a meaningful measure because it reflects the common stockholders' equity deployed in our businesses. Average tangible common stockholders' equity equals average common stockholders' equity less average identifiable intangible assets and goodwill and is computed as follows:

	Year Ended November 30,		
In millions	2007	2006	2005
Net income applicable to common stock	$ 4,125	$ 3,941	$ 3,191
Average stockholders' equity	$20,910	$17,971	$15,936
Less: average preferred stock	(1,095)	(1,095)	(1,195)
Average common stockholders' equity	$19,815	$16,876	$14,741
Less: average identifiable intangible assets and goodwill	(3,756)	(3,312)	(3,272)
Average tangible common stockholders' equity	$16,059	$13,564	$11,469
Return on average common stockholders' equity	20.8%	23.4%	21.6%
Return on average tangible common stockholders' equity	25.7%	29.1%	27.8%

equity-related activity. In 2006, AUM increased 29% to $225 billion from $175 billion in 2005. Non-U.S. net revenues increased 21% to $6.5 billion in 2006 from $5.4 billion in 2005, representing 37% of total net revenues for both the 2006 and 2005 periods.

While we generated record operating results in 2007, our business, by its nature, does not produce predictable earnings. Our results in any given period can be materially affected by conditions in global financial markets and economic conditions generally. For a further discussion of factors that may affect our future operating results, see "Certain Factors Affecting Results of Operations" below as well as "Risk Factors" in Part I, Item 1A in the Form 10-K. For a detailed discussion of results of operations by business segments and geographic regions, see "Business Segments" and "Geographic Revenues."

BUSINESS ENVIRONMENT

As an investment banking, securities and investment management firm, our businesses are materially affected by conditions in the global financial markets and worldwide economic conditions. A favorable business environment is generally characterized by, among other factors, high global gross domestic product growth, stable geopolitical conditions, transparent and efficient capital markets, liquid markets with active investors, low inflation, high business and consumer confidence and strong business earnings. These factors provide a positive climate for our investment banking activities, for many of our capital markets trading businesses and for wealth creation, which contributes to growth in our asset management business. For a further discussion of how market conditions can affect our business, see "Certain Factors Affecting Results of Operations" below as well as "Risk Factors" in Part I, Item 1A in the Form 10-K. A further discussion of the business environment in 2007 and economic outlook for 2008 is set forth below.

The global market environment was generally favorable for our businesses for the first half of the 2007 fiscal year. These favorable conditions resulted from a number of factors: strong equity markets, continued strong gross domestic product in most major economies, tightening credit spreads, minimal interest rate actions by major central banks, active trading volumes, and strong M&A and underwriting activities driven by favorable interest rate and credit spread environments. During the second half of the 2007 fiscal year, the global economy was impacted by the deterioration within the U.S. subprime residential mortgage asset category, the weakening of the U.S. housing sector became worse than most observers expected and dislocations began to occur beyond the residential mortgage component of credit markets. Also during the latter part of the 2007 fiscal year, risk aversion escalated following rating agency downgrades of certain structured assets which, in part, led to many market participants re-pricing assets and taking large write-downs. Central banks sought to prevent a more serious downturn by central bank interest rate and liquidity actions. Our fiscal year ended with dislocated inter-bank markets, constrained bank balance sheets and credit uncertainty regarding monoline issuers and structured investment vehicles.

The global fixed income environment was characterized by spreads tightening in the first half of the year and, conversely, unprecedented spread widening in the second half of the year. Global high yield and high grade spread indices ended our fiscal year up 209 and 86 basis points, respectively, compared to the end of our 2006 fiscal year. Global equity markets rose over the fiscal year; however, many equity markets experienced high volatility in the second half of the year. Globally, corporate activity levels in completed and announced M&A transactions were up compared to our last fiscal year. In addition, equity underwriting activity remained solid, particularly in convertibles; but debt underwriting activity declined, particularly in leveraged finance during the second half of the 2007 fiscal year.

Global economic growth was approximately 3.4% for calendar year 2007 and is forecasted to be lower for calendar year 2008. Our forecast differs by geographies: our growth assumptions for the Americas and Eurozone are lower than those for Asia and other territories. Our growth outlook is dependent on how extended and severe the credit dislocation may be, results from fiscal and monetary policy actions, accessibility of new sources of liquidity and oil prices leveling or continuing to increase. The underpinnings of these growth assumptions also form our view on prospective Investment Banking activity. We expect M&A volumes to decline in 2008 by approximately 20% as compared to 2007 and believe that (i) strategic buyers will continue to account for a larger proportion of overall deal volume, (ii) stock will become prominent in transactions and (iii) cross-border and international activity will continue to increase. If the anticipated higher volatility in global equity markets is realized in calendar 2008, we expect equity issuance will be down compared to 2007. Equity capital markets experienced a 17% return in 2007 in local currency terms, and we expect lower returns in 2008. We expect global fixed income origination to decline in 2008 as a result of lower volumes of securitizations and M&A financings. Fixed income capital markets are expected to continue to face uncertainties in the 2008 calendar year.

In the U.S., economic growth showed signs of strength at the beginning of our fiscal year, driven by higher net exports and consumption levels, among other indicators, but the pace of growth slowed in the latter half. Over the twelve-month period, the U.S. housing market weakened, business confidence declined, and, in the last six months of the year, consumer confidence dropped. The labor market followed the same trajectory, showing signs of deterioration in the second half of the period as unemployment levels increased modestly and payroll data showed some signs of weakness. Responding to concerns over liquidity in the financial markets and inflationary pressures, the U.S. Federal Reserve reduced rates three times during the calendar year and made an additional inter-meeting rate cut in January 2008, and most observers anticipate additional reductions will occur in the early part of our 2008 fiscal year. Long-term bond yields declined, with the 10-year Treasury note yield ending our fiscal year down 52 basis points at 3.94%. The S&P 500 Index, Dow Jones Industrial Average and NASDAQ composites were up 5.7%, 9.4%, and 9.4%, respectively, from November 2006 levels.

The current high levels of U.S. home inventories suggest that an extended period of construction declines and housing price cuts will combine with tighter credit conditions and increasing oil prices to slow down consumer spending. We believe those conditions will continue to strain the capital markets, particularly the securitized products and residential housing components. We also believe that those conditions will stress other components of the capital markets, such as commercial real estate. We believe these impediments will decrease the U.S. growth rate in 2008.

In Eurozone countries and the U.K., economic growth continued in the second half of the 2007 fiscal year, although it was modest compared to the first half. Business activity reflected a slight tapering at the end of the fiscal year. Unemployment levels declined over the fiscal year, and inflationary pressures appeared contained. The European Central Bank increased rates twice during our fiscal year and is forecasted to hold those levels through the early part of our 2008 fiscal year. The Bank of England (the "BOE") increased rates three times during our fiscal year, and in December 2007 the BOE began to ease with a rate reduction. Further rate reductions are anticipated in the early part of the 2008 calendar year. The Bund and Gilts 10-year yields were 4.13% and 4.64%, respectively, at the end of our 2007 fiscal year compared to 3.70% and 4.51%, respectively, at the end of our 2006 fiscal year. Equity indices and volatility for continental Europe and the U.K. were up compared to levels at the end of our 2006 fiscal year. At the end of our 2007 fiscal year, stresses in the banking system, particularly in the U.K, were causing bank credit conditions to tighten. We believe that those tighter conditions, lower anticipated world growth and a stronger Euro will combine to slow regional growth for our upcoming 2008 fiscal year.

In Japan, real gross domestic product growth decelerated, unemployment levels modestly decreased and deflation eased during our 2007 fiscal year. The Bank of Japan increased its rates in early 2007 and held those rates for the remainder of our fiscal year, and is anticipated to continue to do so into our 2008 fiscal year. The yield on the 10-year Japanese government bond fell 18 basis points to 1.48% at the end of our 2007 fiscal year. The Nikkei 225 equity index was 3.6% lower at the end of our fiscal year than its level at the end of our 2006 fiscal year. Residential and non-residential construction spending is decreasing, and the recovery in the corporate sector during the period has yet to have an effect on wages and consumption, thus increasing the risk of a possible recession. Elsewhere in Asia, however, equity markets broadly ended our fiscal year higher compared to the prior period. We expect three trends to emerge in China's economy in 2008: (i) GDP growth to fall on an annual basis for the first time in six years; (ii) inflation to increase over the long-term; and (iii) overcapacity concerns to shape central bank actions. During 2008, we expect India to exhibit many of the same characteristics that Japan, South Korea and China did during their economic takeoffs: GDP accelerating, investment and savings rates surging and the economy rapidly opening up. Effects from the region's dependency on exports and severe overcapacity may exacerbate the regional growth slowdown predicted for 2008.

CERTAIN FACTORS AFFECTING RESULTS OF OPERATIONS

We are exposed to a variety of risks in the course of conducting our business operations. These risks, which are substantial and inherent in our businesses, include market, liquidity, credit, operational, legal and regulatory risks. A summary of some of the significant risks that could affect our financial condition and results of operations includes, but is not limited to the items below. For a discussion of how management seeks to manage these risks, see "Risk Management" in this MD&A. For a further discussion of these and other important factors that could affect our business, see "Risk Factors" in Part I, Item 1A in the Form 10-K.

MARKET CONDITIONS AND MARKET RISK

Global financial markets and economic conditions materially affect our businesses. Market conditions may change rapidly and without forewarning. We believe a favorable business environment for our businesses is generally characterized by, among other factors, high global gross domestic product growth, stable geopolitical conditions, transparent and efficient capital markets, liquid markets with active investors, low inflation, high business and consumer confidence and strong business earnings. The converses of these factors, individually or in their aggregate, have resulted in or may result in unfavorable or uncertain market and economic conditions for our businesses. The effects on our businesses may include the following:

- We are exposed to potential changes in the value of financial instruments caused by fluctuations in interest rates, exchange rates, equity and fixed income securities and commodities and real estate prices, credit spreads, liquidity volatility, overall market activity or other conditions. We may incur losses as a result of changes in market conditions, especially if the changes are rapid and without warning, as these fluctuations may adversely impact the valuation of our trading and inventory positions and principal investments.
- Market fluctuations and volatility may reduce our or our customers' willingness to enter into new transactions. Conversely, certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect these businesses. Any change in volume of executed transactions impacts both our costs incurred and revenues received from those trades.
- Although we deploy various risk mitigation and risk monitoring techniques, they are subject to judgments as to the timing and

duration of their application. Additionally, no risk management procedure can anticipate every market event and the existence of risk management in our businesses does not provide complete assurance against incurring losses. Increased market volatility directly impacts our measurement of risks. Increases to our measured risk may cause us to decrease our proprietary positions or certain business activities. In such circumstances, we may not be able to reduce our positions or our exposure in a timely, cost-effective way or in a manner sufficient to offset the increase in measured risk. For additional discussion on risk mitigation and risk monitoring techniques, see "Risk Management" in this MD&A.

- Declines in the size and number of underwritings and M&A transactions may have an adverse impact on our results of operations and, if we are unable to reduce expenses, our profit margins. An overall decrease in global markets' appetites for transactions may also impact our ability to syndicate various loan or equity commitments we have made. Additionally, pricing and other competitive pressures may adversely affect revenues for our Investment Banking segment.
- Asset valuations of our clients' portfolios are impacted by changes in equity market conditions or interest rates. In turn, our fees for managing those portfolios are also affected. Changing market conditions may cause investors to change their allocations of investments in our funds or other products. Our asset management business operates in a highly competitive environment. Changes in our asset management business' performance could result in a decline in AUM and in incentive and management fees.

CREDIT RISK

We are exposed to the potential for credit-related losses that can occur as a result of an individual, counterparty or issuer who owes us money, securities or other assets being unable or unwilling to honor its contractual obligations. We are also at risk that our rights against any individual, counterparty or issuer may not be enforceable in all circumstances. Additionally, deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses or adversely affect our ability to otherwise use those securities or obligations for liquidity purposes. The amount and duration of our credit exposures have been increasing over the past several years, as have the number and range of the entities to which we have credit exposures. Although we regularly review credit exposures to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, new business initiatives may cause us to transact with a broader array of clients, with new asset classes and in new markets. In addition, the recent widening of credit spreads and dislocations in the credit markets have in some cases made it more difficult to syndicate credit commitments to investors, and further widening of credit spreads or worsening of these dislocations could increase these difficulties, resulting in increased credit exposures.

LIQUIDITY RISK

While our liquidity strategy seeks to ensure that we maintain sufficient liquidity to meet all of our funding obligations in all markets, our liquidity could be impaired by an inability to access secured and/or unsecured debt markets, an inability to access funds from our subsidiaries, an inability to sell assets or unforeseen outflows of cash or collateral. This situation may arise due to circumstances that we are unable to control, such as a general market disruption or an operational problem that affects third parties or us. As we continue to employ structured products to benefit our clients and ourselves, the financial instruments that we hold and the contracts to which we are a party are becoming increasingly complex and these complex structured products often do not have readily available markets to access in times of liquidity stress. Growth of our principal investing activities could further restrict liquidity for these positions. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger provisions under certain bilateral provisions in some of our trading and collateralized financing contracts that could permit counterparties to terminate contracts or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal or outsourced processes, people, infrastructure and technology, or from external events. Our businesses are dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. These transactions have become increasingly complex and often must adhere to requirements unique to each transaction, as well as legal and regulatory standards. Although contingency plans exist, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our business.

LEGAL, REGULATORY AND REPUTATIONAL RISK

The securities and financial services industries are subject to extensive regulation under both federal and state laws in the U.S. as well as under the laws of all of the other jurisdictions in which we do business. We are subject to regulation in the U.S. by governmental agencies including the SEC and Commodity Futures Trading Commission, and outside the U.S. by various international agencies including the Financial Services Authority in the United Kingdom and the Financial Services Agency in Japan. We also are regulated by a number of self-regulatory organizations such as the Financial Industry Regulatory Authority ("FINRA") (formed in 2007 by the consolidation of NASD, Inc., and the member regulation, enforcement and arbitration functions of the

New York Stock Exchange, Inc. ("NYSE")), the Municipal Securities Rulemaking Board and the National Futures Association, and by national securities and commodities exchanges. Violation of applicable regulations could result in legal and/or administrative proceedings, which may impose censures, fines, cease-and-desist orders or suspension of a firm, its officers or employees.

The scrutiny of the financial services industry has increased over the past several years, which has led to increased regulatory investigations and litigation against financial services firms. Legislation and rules adopted both in the U.S. and around the world have imposed substantial new or more stringent regulations, internal practices, capital requirements, procedures and controls and disclosure requirements in such areas as financial reporting, corporate governance, auditor independence, equity compensation plans, restrictions on the interaction between equity research analysts and investment banking employees and money laundering. The trend and scope of increased regulatory compliance requirements have increased costs.

Our reputation is critical in maintaining our relationships with clients, investors, regulators and the general public, and is a key focus in our risk management efforts. In recent years, there have been a number of highly publicized cases involving fraud, conflicts of interest or other misconduct by employees in the financial services industry, and we run the risk that misconduct by our employees could occur, resulting in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. In addition, in certain circumstances our reputation could be damaged by activities of our clients in which we participate, or of hedge funds or other entities in which we invest, over which we have little or no control.

We are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our business, including actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and actions brought on behalf of various classes of claimants against many securities firms and lending institutions, including us. See Part I, Item 1A, "Business—Regulation" and Part I, Item 3, "Legal Proceedings" in the Form 10-K for more information about legal and regulatory matters.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following is a summary of our critical accounting policies that may involve a higher degree of management judgment and in some instances complexity in application. For a further discussion of these and other accounting policies, see Note 1 "Summary of Significant Accounting Policies," to our Consolidated Financial Statements.

USE OF ESTIMATES

In preparing our Consolidated Financial Statements and accompanying notes, management makes various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in:

- measuring fair value of certain financial instruments;
- accounting for identifiable intangible assets and goodwill;
- establishing provisions for potential losses that may arise from litigation, regulatory proceedings and tax examinations;
- assessing our ability to realize deferred taxes; and
- valuing equity-based compensation awards.

Estimates are based on available information and judgment. Therefore, actual results could differ from our estimates and that difference could have a material effect on our Consolidated Financial Statements and notes thereto.

CONSOLIDATION POLICIES

The assessment of whether accounting criteria for consolidation of an entity is met requires management to exercise judgment. We consolidate the entities in which the Company has a controlling financial interest. We determine whether we have a controlling financial interest in an entity by first determining whether the entity is a voting interest entity (sometimes referred to as a non-VIE), a variable interest entity ("VIE") or a qualified special purpose entity ("QSPE").

Voting Interest Entity Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. In accordance with Accounting Research Bulletin ("ARB") No. 51, *Consolidated Financial Statements*, and Statement of Financial Accounting Standards ("SFAS") No. 94, *Consolidation of All Majority-Owned Subsidiaries*, voting interest entities are consolidated when the Company has a controlling financial interest, typically more than 50 percent of an entity's voting interests.

Variable Interest Entity VIEs are entities that lack one or more voting interest entity characteristics. The Company consolidates VIEs in which it is the primary beneficiary. In accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46-R, *Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51* ("FIN 46(R)"), we are the primary beneficiary if we have a variable interest, or a combination of variable interests, that will either (i) absorb a majority of the VIEs expected losses, (ii) receive a majority of the VIEs expected residual returns, or (iii) both. To determine if we are the primary beneficiary of a VIE, we review, among other factors, the VIE's design, capital structure, contractual terms, which interests create or absorb variability and related party relationships, if any. Additionally, we may calculate our share of the VIE's expected losses and expected residual returns based upon the VIE's contractual arrangements and/or our position in the VIE's capital structure. This type of analysis is typically performed using expected cash flows allocated to the expected losses and expected residual returns under various probability-weighted scenarios.

Qualified Special Purpose Entity QSPEs are passive entities with limited permitted activities. SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125* ("SFAS 140"), establishes the criteria an entity must satisfy to be a QSPE, including types of assets held, limits on asset sales, use of derivatives and financial guarantees, and discretion exercised in servicing activities. In accordance with SFAS 140 and FIN 46(R), we do not consolidate QSPEs.

For a further discussion of our involvement with VIEs, QSPEs and other entities see Note 6, "Securitizations and Special Purpose Entities," to the Consolidated Financial Statements.

Equity-Method Investments Entities in which we do not have a controlling financial interest (and therefore do not consolidate) but in which we exert significant influence (generally defined as owning a voting interest of 20 percent to 50 percent, or a partnership interest greater than 3 percent) are accounted for either under Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock* or SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). For further discussion of our adoption of SFAS 159, see "Accounting and Regulatory Developments—SFAS 159" below.

Other When we do not consolidate an entity or apply the equity method of accounting, we present our investment in the entity at fair value. We have formed various non-consolidated private equity or other alternative investment funds with third-party investors that are typically organized as limited partnerships. We typically act as general partner for these funds, and when third-party investors have (i) rights to either remove the general partner without cause or to liquidate the partnership; or (ii) substantive participation rights, we do not consolidate these partnerships in accordance with Emerging Issue Task Force ("EITF") No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5").

A determination of whether we have a controlling financial interest in an entity and therefore our assessment of consolidation of that entity is initially made at the time we become involved with the entity. Certain events may occur which cause us to re-assess our initial determination of whether an entity is a VIE or non-VIE or whether we are the primary beneficiary if the entity is a VIE and therefore our assessment of consolidation of that entity. Those events generally are:

- The entity's governance structure is changed such that either (i) the characteristics or adequacy of equity at risk are changed, or (ii) expected returns or losses are reallocated among the participating parties within the entity.
- The equity investment (or some part thereof) is returned to the equity investors and other interests become exposed to expected returns or losses.
- Additional activities are undertaken or assets acquired by the entity that were beyond those anticipated previously.
- Participants in the entity acquire or sell interests in the entity.
- The entity receives additional equity at risk or curtails its activities in a way that changes the expected returns or losses.

VALUATION OF FINANCIAL INSTRUMENTS

We measure Financial instruments and other inventory positions owned, excluding Real estate held for sale, and Financial instruments and other inventory positions sold but not yet purchased at fair value. We account for Real estate held for sale at the lower of its carrying amount or fair value less cost to sell. Both realized and unrealized gains or losses from Financial instruments and other inventory positions owned and Financial instruments and other inventory positions sold but not yet purchased are reflected in Principal transactions in the Consolidated Statement of Income.

We adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), in the first quarter of 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Additionally and also in the first quarter of 2007, we adopted SFAS 159, and applied this option to certain hybrid financial instruments not previously accounted for at fair value under SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140*, as well as certain deposit liabilities at our U.S. banking subsidiaries.

SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted have less observability and are measured at fair value using valuation models that require more judgment. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions generally.

The overall valuation process for financial instruments may include adjustments to valuations derived from pricing models. These adjustments may be made when, in management's judgment, either the size of the position in the financial instrument or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded (such as counterparty, credit, concentration or liquidity) require that an adjustment be made to the value derived from the pricing models. An adjustment may be made if a trade of a financial instrument is subject to sales restrictions that would result in a price less than the computed fair value measurement from a quoted market price. Additionally, an adjustment from the price derived from a model typically reflects management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider such an adjustment in pricing that same financial instrument.

We have categorized our financial instruments measured at fair value into a three-level classification in accordance with SFAS 157. Fair value measurements of financial instruments that use quoted prices in active markets for identical assets or liabilities are generally categorized as Level I, and fair value measurements of financial instruments that have no direct observable levels are generally categorized as Level III. The lowest level input that is significant to the fair value measurement of a financial instrument is used to categorize the instrument and reflects the judgment of management. Financial assets and liabilities presented at fair value in Holdings' Condensed Consolidated Statement of Financial Condition generally are categorized as follows:

Level I Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level II Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, certain corporate debt, certain commitments and guarantees, certain private equity investments and certain derivatives.

Level III Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain private equity investments, certain commitments and guarantees and certain derivatives.

Financial assets and liabilities presented at fair value and categorized as Level III are generally those that are marked to model using relevant empirical data to extrapolate an estimated fair value. The models' inputs reflect assumptions that market participants would use in pricing the instrument in a current period transaction and outcomes from the models represent an exit price and expected future cash flows. Our valuation models are calibrated to the market on a frequent basis. The parameters and inputs are adjusted for assumptions about risk and current market conditions. Changes to inputs in valuation models are not changes to valuation methodologies; rather, the inputs are modified to reflect direct or indirect impacts on asset classes from changes in market conditions. Accordingly, results from valuation models in one period may not be indicative of future period measurements. Valuations are independently reviewed by employees outside the business unit and, where applicable, valuations are back tested comparing instruments sold to where they were marked.

During the 2007 fiscal year, our Level III assets increased, ending the year at 13% of Financial instruments and other inventory positions owned, measured at fair value and with our derivatives on a net basis. The increase in Level III assets resulted largely from the reclassification of approximately $11.4 billion of mortgage and asset-backed securities, including approximately $5.3 billion in U.S. subprime residential mortgage-related assets, previously categorized as Level II assets into the Level III category. This reclassification generally occurred in the second half of 2007, reflecting the reduction of liquidity in the capital markets that resulted in a decrease in the observability of market prices. Approximately half of the residential mortgage-related assets that were classified as Level III at the end of the 2007 fiscal year were whole loan mortgages. In particular, the decline in global trading activity impacted our ability to directly correlate assumptions in valuation models used in pricing mortgage-related assets, including those for cumulative loss rates and changes in underlying collateral values to current market activity. Additionally and during the fiscal year, the increase of assets characterized as Level III was also attributable to the acquisition of private equity and other principal investment assets, funded lending commitments that had not been fully syndicated at the end of the fiscal year as well as certain commercial mortgage-backed security positions.

For a further discussion regarding the measure of Financial instruments and other inventory positions owned, excluding Real estate held for sale, and Financial instruments and other inventory positions sold but not yet purchased at fair value, see Note 4, "Fair Value of Financial Instruments," to the Consolidated Financial Statements.

IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

Determining the carrying values and useful lives of certain assets acquired and liabilities assumed associated with business acquisitions—intangible assets in particular—requires significant judgment. At least annually, we are required to assess whether goodwill and other intangible assets have been impaired by comparing the estimated fair value, calculated based on price-earnings multiples, of each business segment with its estimated net book value, by estimating the amount of stockholders' equity required to support each business segment. Periodically estimating the fair value of a reporting unit and carrying values of intangible assets with indefinite lives involves significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recognized and the magnitude of such a charge. We completed our last impairment test on goodwill and other intangible assets as of August 31, 2007, and no impairment was identified.

LEGAL, REGULATORY AND TAX PROCEEDINGS

In the normal course of business, we have been named as a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including us. In addition, our business activities are reviewed by various taxing authorities around the world with regard to corporate income tax rules and regulations. We provide for potential losses that may arise out of legal, regulatory and tax proceedings to the extent such losses are probable and can be estimated. Those determinations require significant judgment. For a further discussion, see Note 9, "Commitments, Contingencies and Guarantees," to the Consolidated Financial Statements.

CONSOLIDATED RESULTS OF OPERATIONS

OVERVIEW

The following table sets forth an overview of our results of operations in 2007:

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Net revenues	**$19,257**	$17,583	$14,630	10%	20%
Income before taxes	**$ 6,013**	$ 5,905	$ 4,829	2	22
Net income[(1)]	**$ 4,192**	$ 4,007	$ 3,260	5	23
Earnings per diluted common share	**$ 7.26**	$ 6.81	$ 5.43	7%	25%
Annualized return on average common stockholders' equity	**20.8%**	23.4%	21.6%		
Annualized return on average tangible common stockholders' equity	**25.7%**	29.1%	27.8%		

[(1)] Net income in 2006 included an after-tax gain of $47 million, or $0.08 per diluted common share, as a cumulative effect of an accounting change associated with our adoption of SFAS 123(R), on December 1, 2005.

NET REVENUES

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Principal transactions	**$ 9,197**	$ 9,802	$ 7,811	(6)%	25%
Investment banking	**3,903**	3,160	2,894	24	9
Commissions	**2,471**	2,050	1,728	21	19
Interest and dividends	**41,693**	30,284	19,043	38	59
Asset management and other	**1,739**	1,413	944	23	50
Gross revenues	**$59,003**	$46,709	$32,420	26%	44%
Interest expense	**39,746**	29,126	17,790	36	64
Net revenues	**$19,257**	$17,583	$14,630	10%	20%
Net interest revenues	**$ 1,947**	$ 1,158	$ 1,253	68%	(8)%
Principal transactions, commissions and net interest revenues	**$13,615**	$13,010	$10,792	5%	21%

Principal Transactions, Commissions and Net Interest Revenue In both the Capital Markets segment and the Private Investment Management business within the Investment Management segment, we evaluate net revenue performance based on the aggregate of Principal transactions, Commissions and Net interest revenue (Interest and dividends revenue net of Interest expense). These revenue categories include realized and unrealized gains and losses, commissions associated with client transactions and the interest and dividend revenue and interest expense associated with financing or hedging positions. Interest and dividends revenue and Interest expense are a function of the level and mix of total assets and liabilities (primarily financial instruments owned and sold but not yet purchased, and collateralized borrowing and lending activities), prevailing interest rates and the term structure of our financings. Caution should be used when analyzing these revenue categories individually because they may not be indicative of the overall performance of the Capital Markets and Investment Management business segments. Principal transactions, Commissions and Net interest revenue in the aggregate rose 5% in 2007 from 2006 and 21% in 2006 from 2005.

2007 vs. 2006 Principal transactions revenue decreased 6% in 2007 from 2006, primarily as a result of negative valuation adjustments made on certain components of our Fixed Income inventory during the second half of the 2007 fiscal year. Although we employ risk mitigation strategies for certain inventory positions, correlations broke down, particularly in the latter parts of the fiscal year, resulting in a higher degree of risk incurred. With respect to Capital Markets—Fixed Income customer flow revenues, heightened risk aversion among investors caused many to shift their trading activity to higher quality and more liquid products, which are generally less profitable for the Firm. The negative adjustments and the effects of this shift on our margin were partially offset by record revenues within Capital Markets—Equities. The comparative increase in Equities' Principal transactions revenue was a result of higher customer activities, increase in market volatility and higher revenues from principal and proprietary trading strategies, especially in the international markets. Commission revenues rose 21% in 2007 from 2006. The increase in 2007 reflected growth in institutional commissions on higher global trading volumes. Net interest revenue increased 68% in 2007 from 2006 reflecting changes in both financing rates and yield curves between the periods. Interest and dividends revenue and Interest expense rose 38% and 36%, respectively, in 2007 from 2006. The comparative increase in Interest and dividend revenues and Interest expense was attributable to the steepening of the yield curve and the growth of certain assets and liabilities on our balance sheet.

2006 vs. 2005 Principal transactions revenue improved 25% in 2006 from 2005, driven by broad based strength across fixed income and equity products. Within Capital Markets, the notable increases in 2006 were in credit products and commercial mortgages and real estate. The 2006 increase in net revenues from Equities Capital Markets reflected higher client trading volumes, increases in financing and derivative activities and higher revenues from proprietary trading strategies. Principal transactions revenue in 2006 also benefited from increased revenues associated with certain structured products meeting the required market observability standard for revenue recognition. Commission revenues rose 19% in 2006 from 2005, reflecting growth in institutional commissions on higher global trading volumes, partially offset by lower commissions in our Investment Management business segment, as certain clients transitioned from transaction-based commissions to a traditional fee-based schedule. Net interest revenue declined 8% in 2006 from 2005 as a result of a change in the mix of asset composition, an increase in short-term U.S. financing rates, and a flattened yield curve. Interest and dividends revenue and Interest expense rose 59% and 64%, respectively, in 2006 from 2005. The increase in Interest and dividend revenues and Interest expense was attributable to higher short-term interest rates coupled with higher levels of certain interest- and dividend-earning assets and interest-bearing liabilities.

Investment Banking Investment banking revenues represent fees and commissions received for underwriting public and private offerings of fixed income and equity securities, fees and other revenues associated with advising clients on M&A activities, as well as other corporate financing activities.

2007 vs. 2006 Investment banking revenues rose to record levels in 2007, increasing 24% from 2006. Record Global Finance—Debt revenues increased 9% from 2006. Leveraged finance revenues were at all time highs, resulting from a very strong first half of the year, which was partially offset by a decline in the second half of the year. Global Finance—Equity net revenues increased 25% compared to 2006 led by exceptional derivative activity as well as strong initial public offering ("IPO") revenue in the first half of the fiscal year. Record Advisory Services revenues increased 45% from 2006, as our completed transaction volume increased 124% for the same period. Included in Investment banking revenue are client-driven derivative and other capital markets-related transactions with Investment Banking clients, which totaled approximately $541 million for 2007, compared to approximately $304 million for 2006.

2006 vs. 2005 Investment banking revenues rose in 2006, increasing 9% from 2005. Global Finance—Debt 2006 net revenues increased 9% from 2005, reflecting significant growth in global origination market volumes. Global Finance—Equity net revenues decreased 1% compared to 2005, despite increased global origination market volumes. Advisory Services net revenues increased 20% from 2005, reflecting higher completed global M&A transaction volumes. Client-driven derivative and other capital markets-related transactions with Investment Banking clients totaled approximately $304 million for 2006, compared to approximately $308 million for 2005.

Asset Management and Other Asset management and other revenues primarily result from asset management activities in the Investment Management business segment.

2007 vs. 2006 Asset management and other revenues rose 23% in 2007 from 2006. The growth in 2007 primarily reflected higher asset management fees attributable to the growth in AUM and management and incentive fees.

2006 vs. 2005 Asset management and other revenues rose 50% in 2006 from 2005. The growth in 2006 primarily reflected higher asset management fees attributable to the growth in AUM, a transition to fee-based rather than commission-based pricing for certain clients, as well as higher private equity management and incentive fees.

NON-INTEREST EXPENSES

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Compensation and benefits	$ 9,494	$ 8,669	$ 7,213	10%	20%
Non-personnel expenses:					
Technology and communications	1,145	974	834	18	17
Brokerage, clearance and distribution fees	859	629	548	37	15
Occupancy	641	539	490	19	10
Professional fees	466	364	282	28	29
Business development	378	301	234	26	29
Other	261	202	200	29	1
Total non-personnel expenses	$ 3,750	$ 3,009	$ 2,588	25%	16%
Total non-interest expenses	$13,244	$11,678	$ 9,801	13%	19%
Compensation and benefits/Net revenues	49.3%	49.3%	49.3%		
Non-personnel expenses/Net revenues	19.5%	17.1%	17.7%		

Non-interest expenses were $13.2 billion, $11.7 billion and $9.8 billion in 2007, 2006 and 2005, respectively. A substantial portion of our non-interest expenses is compensation-related, and a significant portion of our compensation expense represents discretionary bonuses which are impacted by levels of business activity and the structure of our share-based compensation programs. Remaining non-interest expense categories are largely variable, and are expected to change over time with revenue levels, business activity mix and employee headcount levels.

Compensation and benefits Compensation and benefits totaled $9.5 billion, $8.7 billion and $7.2 billion in 2007, 2006, and 2005, respectively. Compensation and benefits expense includes both fixed and variable components. Fixed compensation consists primarily of salaries, benefits and amortization of previous years' deferred equity awards. Variable compensation consists primarily of incentive compensation and commissions. Compensation and benefits expense as a percentage of net revenues was 49.3% for 2007, 2006 and 2005. Employees totaled approximately 28,600, 25,900 and 22,900 at November 30, 2007, 2006 and 2005, respectively.

2007 vs. 2006 Headcount increased 10% in 2007 from 2006, reflecting the increased levels of business activity across the Firm as well as our continued investments in the growth of the franchise, particularly in non-U.S. regions. In connection with the announced restructuring of the Firm's global residential mortgage origination business, employee levels were reduced by approximately 1,900 in the 2007 fiscal year. Fixed compensation in 2007 was 20% greater than 2006 as result of the overall increase in employees. Fixed compensation was approximately $4.6 billion and $3.9 billion in 2007 and 2006, respectively. The 2007 fixed compensation amount of approximately $4.6 billion includes approximately $1.3 billion of amortization expense for stock awards granted in prior periods. Variable compensation was 1% greater in 2007 than 2006.

2006 vs. 2005 Headcount increased 13% in 2006 from 2005, reflecting the increased levels of business activity across the Firm as well as our continued investments to grow the franchise, particularly in non-U.S. regions. Correlated to the increase in employees, fixed compensation in 2006 was 21% greater than 2005. Fixed compensation was approximately $3.9 billion and $3.2 billion in 2006 and 2005, respectively. The 2006 fixed compensation amount of approximately $3.9 billion includes approximately $1.0 billion of amortization expense for stock awards granted in prior periods. The increased level of revenue from 2005 to 2006 resulted in comparatively higher incentive compensation expense. Variable compensation was 20% greater in 2006 than 2005.

Non-personnel expenses Non-personnel expenses totaled $3.8 billion, $3.0 billion and $2.6 billion in 2007, 2006 and 2005, respectively. Non-personnel expenses as a percentage of net revenues were 19.5%, 17.1%, and 17.7% in 2007, 2006, and 2005, respectively.

2007 vs. 2006 Technology and communications expenses rose 18% in 2007 from 2006, reflecting increased costs from the continued expansion and development of our Investment Management platforms and infrastructure. Brokerage, clearance and distribution fees rose 37% in 2007 from 2006, primarily due to higher transaction volumes in Equities Capital Markets and Investment Management products. Occupancy expenses increased 19% in 2007 from 2006, primarily due to increased space requirements from the increased number of employees. Professional fees and business development expenses increased 27% in 2007 on higher levels of business activity and increased costs associated with recruiting, consulting and legal fees. In 2007, Other non-personnel expenses included approximately $62 million associated with the restructuring of the Firm's global residential mortgage origination business.

2006 vs. 2005 Technology and communications expenses rose 17% in 2006 from 2005, reflecting increased costs from the continued expansion and development of our Capital Markets platforms and infrastructure. Brokerage, clearance and distribution fees rose 15% in 2006 from 2005, primarily due to higher transaction volumes in certain Capital Markets and Investment Management products. Occupancy expenses increased 10% in 2006 from 2005, primarily due to increased space requirements from the increased number of employees. Professional fees and business development expenses increased 29% in 2006 on higher levels of business activity and increased costs associated with recruiting, consulting and legal fees.

INCOME TAXES

The provision for income taxes totaled $1.8 billion, $1.9 billion and $1.6 billion in 2007, 2006 and 2005, respectively. The provision for income taxes resulted in effective tax rates of 30.3%, 32.9% and 32.5% for 2007, 2006 and 2005, respectively. The decrease in the effective tax rate in 2007 compared to 2006 was primarily due to a more favorable mix of earnings, which resulted in lower tax expense from foreign operations as compared to the U.S. statutory rate. The increases in the effective tax rates in 2006 and 2005 compared with the prior years were primarily due to an increase in the level of pretax earnings, which minimizes the impact of certain tax benefit items, and in 2006 a net reduction in certain benefits from foreign operations, partially offset by a reduction in state and local taxes due to favorable audit settlements in 2006 and 2005.

BUSINESS ACQUISITIONS, BUSINESS DISPOSITIONS AND STRATEGIC INVESTMENTS

Business Acquisitions During the fiscal year, we completed the business acquisitions listed below. As a result of these acquisitions, the additions to goodwill and intangible assets were approximately $860 million.

- Eagle Energy Partners I, L.P., a Texas-based energy marketing and services company that manages and optimizes supply, transportation, transmission, load and storage portfolios on behalf of wholesale natural gas and power clients.
- Capital Crossing Bank, a state-chartered, FDIC-insured commercial bank that originates small business loans.
- A controlling interest in SkyPower Corp., a Toronto-based early stage wind and solar power generation development company. SkyPower Corp. is consolidated in our results of operations.
- The final contingent payment under a 2004 deferred transaction agreement was made for the remaining 50% of Lehman Brothers Alternative Investment Management ("LBAIM"), which manages fund of hedge fund portfolios and investment products for institutional and high-net-worth private clients. LBAIM was previously consolidated in Holdings' results of operations.
- Grange Securities Limited, a full service Australian broker-dealer specializing in fixed income products.
- LightPoint Capital Management LLC, a leveraged loan investment manager based in Chicago, Illinois, with approximately $3.2 billion in AUM.
- The institutional equities business, including the institutional research group, of Brics Securities Limited, located in India.
- H.A. Schupf, a high net worth asset manager with approximately $2.3 billion in AUM.
- Congress Life Insurance Company, a life insurance company with licenses in 43 U.S. states.
- Dartmouth Capital, a U.K.-based investment advisory firm with approximately $340 million in assets under advisory.
- MNG Securities, an equity securities brokerage firm in Turkey.

A portion of the consideration paid to shareholders of certain entities described above consisted of shares of Holdings' common stock. For more information, see Part II, Item 2, "Unregistered Sales of Equity Securities and Use of Proceeds" in the Quarterly Reports on Form 10-Q for the quarters ended August 31, 2007 and May 31, 2007.

Business Dispositions During the fiscal year, we completed the business dispositions listed below.

- Within Capital Markets we disposed of Neuberger Berman's correspondent clearing business, which decreased our goodwill and intangible assets by approximately $26 million. The gain on sale was not material.
- We incurred non-personnel costs of approximately $62 million, including a goodwill write-down of approximately $27 million, and approximately $30 million of severance expense (reported in Compensation and benefits), in connection with the announced restructuring of the Firm's global residential mortgage origination business, including the closure of BNC Mortgage LLC, our U.S. subprime residential mortgage origination platform, the rescaling of operations in the U.S. and U.K. due to market conditions and product revisions and the closure of our Korean mortgage business. The non-personnel costs were approximately $22 million after-tax and were generally associated with terminated leases.
- Lehman Brothers Bank disposed of a leasing subsidiary, Dolphin Capital Corp., acquired in the acquisition of Capital Crossing. The transaction was an asset sale and amounts were transferred at approximately book value.

Strategic Investments During the fiscal year, we made the following strategic investments.

- Acquired a 20% interest in the D.E. Shaw group, a global investment management firm.
- Purchased an initial 20% interest and a subsequent 5% interest in both Spinnaker Asset Management Limited and Spinnaker Financial Services, part of Spinnaker Capital, an emerging markets investment management firm.
- Purchased a minority interest in Wilton Re Holdings, a U.S. reinsurer that focuses on the reinsurance of mortality risk on life insurance policies.

Subsequent to the fiscal year ended November 30, 2007, we acquired certain assets of Van der Moolen Specialists, including its book of NYSE-listed securities, staff and certain technology. We and certain other broker-dealers entered into a joint-venture and invested in TradeWeb Markets LLC, an electronic securities trading platform owned by Thomson Financial. In addition, in January 2008, we sold our 20% interest in Marble Bar Asset Management LLP, an investment management firm.

In January 2008, we announced the suspension of our wholesale and correspondent mortgage lending activities at our Aurora Loan Services subsidiary. We will continue to originate loans through Aurora's direct lending channel and will maintain Aurora's servicing business. As a result of these suspension activities, we estimate that we will incur one-time expenses, after tax, of approximately $40 million for severance and facilities exit costs.

BUSINESS SEGMENTS

Our operations are organized into three business segments:

- Capital Markets;
- Investment Banking; and
- Investment Management.

These business segments generate revenues from institutional, corporate, government and high net worth individual clients across each of the revenue categories in the Consolidated Statement of Income. Net revenues and expenses contain certain internal allocations, such as funding costs, that are centrally managed.

SEGMENT OPERATING RESULTS

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Capital Markets					
Net revenues	$12,257	$12,006	$ 9,807	2%	22%
Non-interest expense	8,058	7,286	6,235	11	17
Income before taxes	$ 4,199	$ 4,720	$ 3,572	(11)%	32%
Investment Banking					
Net revenues	$ 3,903	$ 3,160	$ 2,894	24%	9%
Non-interest expense	2,880	2,500	2,039	15	23
Income before taxes	$ 1,023	$ 660	$ 855	55%	(23)%
Investment Management					
Net revenues	$ 3,097	$ 2,417	$ 1,929	28%	25%
Non-interest expense	2,306	1,892	1,527	22	24
Income before taxes	$ 791	$ 525	$ 402	51%	31%
Total					
Net revenues	$19,257	$17,583	$14,630	10%	20%
Non-interest expense	13,244	11,678	9,801	13	19
Income before taxes	$ 6,013	$ 5,905	$ 4,829	2%	22%

The below charts illustrate the percentage contribution of each business segment to our total net revenues.


2007
Investment Banking 20%
Capital Markets 64%
Investment Management 16%


2006
Investment Banking 18%
Capital Markets 68%
Investment Management 14%


2005
Investment Banking 20%
Capital Markets 67%
Investment Management 13%

CAPITAL MARKETS

Our Capital Markets segment is divided into two components:

Fixed Income We make markets in and trade municipal and public sector instruments, interest rate and credit products, mortgage-related securities and loan products, currencies and commodities. We also originate mortgages and we structure and enter into a variety of derivative transactions. We also provide research covering economic, quantitative, strategic, credit, relative value, index and portfolio analyses. Additionally, we provide financing, advice and servicing activities to the hedge fund community, known as prime brokerage services. We engage in certain proprietary trading activities and in principal investing in real estate that are managed within this component.

Equities We make markets in and trade equities and equity-related products and enter into a variety of derivative transactions. We also provide equity-related research coverage as well as execution and clearing activities for clients. Through our capital markets prime services, we provide prime brokerage services to the hedge fund community. We also engage in proprietary trading activities and private equity and other related investments.

The following table sets forth the operating results of our Capital Markets business segment.

CAPITAL MARKETS RESULTS OF OPERATIONS

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Principal transactions	$ 8,400	$ 9,285	$ 7,393	(10)%	26%
Commissions	1,752	1,420	1,132	23	25
Interest and dividends	41,648	30,264	18,987	38	59
Other	97	105	33	(8)	218
Total revenues	51,897	41,074	27,545	26	49
Interest expense	39,640	29,068	17,738	36	64
Net revenues	12,257	12,006	9,807	2	22
Non-interest expenses	8,058	7,286	6,235	11	17
Income before taxes	$ 4,199	$ 4,720	$ 3,572	(11)%	32%

The following table sets forth net revenues for the two components of our Capital Markets business segment.

CAPITAL MARKETS NET REVENUES

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Fixed Income	$ 5,977	$ 8,447	$7,334	(29)%	15%
Equities	6,280	3,559	2,473	76	44
	$12,257	$12,006	$9,807	2%	22%

2007 vs. 2006 Net revenues totaled $12.3 billion and $12.0 billion in 2007 and 2006, respectively. Overall growth in 2007 Capital Markets' net revenues was driven by net revenues from the Equities component of Capital Markets and a higher contribution from non-U.S. regions, partially offset by declines in net revenues for the Fixed Income component of Capital Markets. Capital Markets net revenues in 2007 include approximately $1.3 billion of gains on debt liabilities which we elected to fair value under SFAS 157 and SFAS 159.

Net revenues in Capital Markets—Fixed Income of $6.0 billion for 2007, decreased 29% compared with $8.4 billion in 2006. Capital Markets—Fixed Income sales credit volumes were $4.8 billion, increasing 40% compared with $3.4 billion in 2006.

The businesses within the Fixed Income component of Capital Markets were the most affected by the market dislocations, risk repricing and de-levering that took place during the second half of the fiscal year. The adverse conditions in the U.S. housing market, changes in the credit markets and continued correction in leveraged loan pricing and certain asset-backed security market segments were generally responsible for the negative variance in Capital Markets—Fixed Income revenues between the benchmark periods. The negative valuation adjustments resulting from the impact of adverse market conditions were partially mitigated by the economic risk management strategies we employed as well as valuation changes on certain debt liabilities and realized gains from the sale of certain leveraged lending positions in the fourth quarter.

The table below presents certain components that generally contributed to the decline of Capital Markets—Fixed Income revenues in 2007 from 2006. These components are presented on a gross basis, as well as a net basis. The net impact represents the revenue impact from the components after adjusting for the impact of certain economic risk management strategies. Caution should be utilized when evaluating the amounts in the following table as they represent only certain components of revenue associated with the general business activities described.

GAIN/(LOSS) IN BILLIONS	YEAR ENDED NOVEMBER 30, 2007	
	GROSS	NET[1]
Residential mortgage-related positions	$(4.7)	$(1.3)
Commercial mortgage-related positions	(1.2)	(0.9)
Collateralized debt and lending obligation positions[2]	(0.6)	(0.2)
Municipal positions	(0.2)	—
High-yield contingent acquisition loans and facilities[3]	(1.0)	(0.4)
Valuation of debt liabilities[4]	0.9	0.9
	$(6.8)	$(1.9)

[1] The net impact represents the remaining impact from the components after deducting the impact of certain economic risk management strategies. The gross impact excludes any effect of economic risk management strategies.

[2] These valuation adjustments substantially relate to asset-backed collateralized debt obligations including warehoused positions.

[3] Includes approximately $0.3 billion of realized gains from the sale of certain leveraged lending positions that were recognized in our fiscal fourth quarter. The net amount includes certain transaction fees earned, in addition to the impact of certain economic risk management strategies.

[4] Represents the amount of gains on debt liabilities allocated to Capital Markets—Fixed Income and for which we elected to fair value under SFAS 157 and SFAS 159. These gains represent the effect of changes in our credit spread and exclude any interest income or expense as well as any gain or loss from the embedded derivative components of these instruments. Changes in valuations are allocated to the businesses within Capital Markets—Fixed Income in relation to the cash generated by, or funding requirements of, the underlying positions.

Capital Markets—Equities net revenues of $6.3 billion for 2007, increased 76% compared with $3.6 billion in 2006. These results reflected the higher revenue levels reflecting the broader customer franchise developed globally. Capital Markets—Equities sales credit volumes were $3.7 billion, increasing 53% compared with $2.4 billion in 2006. Global market trading volumes rose 29% in 2007 compared to 2006.

The increase in Capital Markets—Equities net revenues reflected increased performance during the fiscal year across all products, with the exception of convertibles, driven by record customer activity and profitable principal trading and investing strategies. Global equity markets advanced year over year. In the latter half of our 2007 fiscal year, volatility was at higher levels relative to the comparable 2006 period. The volatility in the global equity markets led investors to employ risk mitigation strategies, driving global market demand for and strong customer activity in cash and derivative products. 2007 revenues in convertibles declined compared to 2006, mainly due to unprofitable proprietary trading strategies in certain sectors. Capital Markets—Equities prime services' net revenues increased compared to those in the 2006 fiscal year. At the end of the 2007 fiscal year, the number of our prime brokerage services clients increased 20% to 630 from the end of the 2006 fiscal year. Correspondingly, overall client balances were 30% higher at the end of the 2007 fiscal year also compared to balances at the end of the 2006 fiscal year. Capital Markets—Equities revenues in the 2007 fiscal year include gains of approximately $700 million from private equity and other principal investments, including our investment in GLG Partners LP, as well as approximately $400 million in allocated gains from valuation changes in certain of our debt liabilities carried at fair value pursuant to SFAS 157 and SFAS 159.

Net interest revenues for the Capital Markets segment in 2007 increased 68% compared to 2006, primarily attributable to higher short-term U.S. financing rates and a change in the mix of asset composition. Interest and dividends revenue rose 38% in 2007 compared to 2006, and interest expense rose 36% in 2007 compared to the corresponding 2006 period. Non-interest expenses for 2007 increased 11%. Technology and communications expenses increased due to the continued expansion and development of our business platforms and infrastructure. Brokerage, clearance and distribution fees rose primarily due to higher transaction volumes across most Capital Markets products. Professional fees and business development expenses increased due to global growth of the business segment. For the Capital Markets segment, Income before taxes for 2007 decreased 11% compared with 2006 and, correspondingly, pre-tax margins in 2007 were 34% compared to 39% in 2006. During 2007, we announced steps to restructure our residential mortgage origination business, which is a component of our securitized products business within Capital Markets—Fixed Income. See "Business Acquisitions and Dispositions—Business Dispositions" above. The costs associated with these steps are included in the above non interest expenses.

2006 vs. 2005 Capital Markets net revenues increased to $12.0 billion in 2006 from $9.8 billion in 2005, reflecting record performances in both Fixed Income and Equities. On strong performances across most products, Capital Markets—Fixed Income net revenues increased 15% in 2006 from 2005 and Capital Markets—Equities net revenues increased 44% over the same period. Income before taxes totaled $4.7 billion and $3.6 billion in 2006 and 2005, respectively, up 32%. Pre-tax margin was 39% and 36% in 2006 and 2005, respectively.

Our Capital Markets—Fixed Income net revenues grew to a record $8.4 billion in 2006, an increase of 15% from 2005. This growth was attributable to strong client-flow activity and profitable trading strategies, leading to record revenues in most products. The products that contributed most to the increase in revenues year over year included credit, commercial mortgages and real estate and prime brokerage, partially offset by strong, but lower revenues in both interest rate products and residential mortgages.

Capital Markets—Equities net revenues increased 44% to a record level in 2006 on strong client-flow and robust global trading volumes. Global equity indices were up 14% in local currency terms for 2006, helped by strong earnings reports, lower energy prices and the end to the interest rate tightening cycle by central banks. Substantially all equity products in 2006 surpassed their 2005 performance, including gains in cash products, prime brokerage, equity derivatives, convertibles and proprietary and principal activities.

Net interest revenues decreased 4% in 2006 from 2005, primarily due to higher short-term U.S. interest rates, a flattened yield curve and a change in mix of asset composition. Interest and dividends revenue and Interest expense increased 59% and 64%, respectively, in 2006 from 2005 as a result of higher short-term interest rates coupled with higher levels of interest- and dividend-earning assets and interest-bearing liabilities. Non-interest expenses increased to $7.3 billion in 2006 from $6.2 billion in 2005. The growth in Non-interest expenses reflected higher compensation and benefits expense related to improved performance as well as increased technology, occupancy and communications expenses attributable to continued investments in trading platforms, integration of business acquisitions, and higher brokerage and clearance costs and professional fees from increased business activities.

INVESTMENT BANKING

We take an integrated approach to client coverage, organizing bankers into industry, product and geographic groups within our Investment Banking segment. Business services provided to corporations and governments worldwide can be separated into:

Global Finance We serve our clients' capital raising needs through underwriting, private placements, leveraged finance and other activities associated with debt and equity products.

Advisory Services We provide business advisory services with respect to mergers and acquisitions, divestitures, restructurings and other corporate activities.

The following table sets forth the operating results of our Investment Banking segment.

INVESTMENT BANKING RESULTS OF OPERATIONS[1]

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Global Finance—Debt	$1,551	$1,424	$1,304	9%	9%
Global Finance—Equity	1,015	815	824	25	(1)
Advisory Services	1,337	921	766	45	20
Total revenues	$3,903	$3,160	$2,894	24%	9%
Non-interest expenses	2,880	2,500	2,039	15	23
Income before taxes	$1,023	$ 660	$ 855	55%	(23)%

The following table sets forth our Investment Banking transaction volumes.[2] These volumes do not always directly correlate to Investment Banking revenues because they do not necessarily correspond to the amount of securities actually underwritten and only include certain reported underwriting activity and because revenue rates vary among transactions.

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Global Finance—Debt	$368,422	$438,026	$398,955	(16)%	10%
Global Finance—Equity	29,646	28,306	24,314	5	16
Advisory Services—Completed	849,265	378,448	313,667	124	21
Advisory Services—Announced	793,685	533,238	419,082	49	27

1 Investment banking revenues are net of related underwriting expenses.

2 Debt and equity underwriting volumes, as reported by Thomson Financial, an operating unit of The Thomson Corporation, are based on full credit for single-book managers and equal credit for joint-book managers. Debt underwriting volumes include both publicly registered and Rule 144A issues of high grade and high yield bonds, sovereign, agency and taxable municipal debt, non-convertible preferred stock and mortgage- and asset-backed securities. Equity underwriting volumes include both publicly registered and Rule 144A issues of common stock and convertibles. Because publicly reported debt and equity underwriting volumes do not necessarily correspond to the amount of securities actually underwritten and do not include certain private placements and other transactions, and because revenue rates vary among transactions, publicly reported debt and equity underwriting volumes may not be indicative of revenues in a given period. Additionally, because Advisory Services volumes are based on full credit to each of the advisors in a transaction, and because revenue rates vary among transactions, Advisory Services volumes may not be indicative of revenues in a given period.

2007 vs. 2006 Investment Banking net revenues totaled $3.9 billion and $3.2 billion in 2007 and 2006, respectively, an increase of 24% in 2007 from 2006, reflecting record revenues for Global Finance—Debt, Global Finance—Equity and Advisory Services and a generally higher level of cross-border and international business activity. Non-interest expenses rose 15% in 2007 from 2006. This increase was attributable to an increase in compensation and benefits expense related to an increased number of employees and higher Non-personnel expenses. Income before taxes increased 55% in 2007 to $1.0 billion from $660 million in 2006, and, correspondingly, pre-tax margins in 2007 were 26% compared to 21% in 2006.

Global Finance—Debt origination net revenues were $1.6 billion in 2007, increasing 9% from 2006. These results were driven, in part, by revenues from leveraged finance which had a record first half of 2007 but fell significantly in the latter half of 2007 as a number of financial sponsor-related transactions were cancelled or delayed, particularly in the leveraged loan market. These conditions also caused certain lending commitments to be executed at lower fee levels. Publicly reported global debt origination market volumes decreased 3% in 2007 over 2006, with our origination market volumes decreasing 16% over the same period. Our debt origination fee backlog of $141 million at November 30, 2007 decreased 43% from November 30, 2006. Debt origination backlog may not be indicative of the level of future business due to the frequent use of the shelf registration process and changes in overall market conditions. For the calendar year 2007, our market ranking for publicly reported global debt origination was sixth with a 5.4% share, down from a rank of fourth with a 6.2% share in calendar year 2006.

Global Finance—Equity net revenues increased 25% in 2007 to a record $1.0 billion from 2006 revenues of $815 million, consistent with a 23% increase in industry-wide global equity origination market volumes. The increase in 2007 net revenues also included strong, customer-driven derivative-related activity, which more than doubled from 2006 levels. On a sequential year basis, net revenues associated with private placement transactions and accelerated stock repurchases increased 72%. IPO net revenues increased 38% compared to the 2006 fiscal year and IPO net revenues increased within all geographic segments. Our IPO market volume for 2007 increased 17% compared to fiscal year 2006, slightly lower than the 19% market increase. Our equity-related fee backlog (for both filed and unfiled transactions) at November 30, 2007 was approximately $316 million, up 11% from November 30, 2006; however, that measure may not be indicative of the level of future business depending on changes in overall market conditions. For the calendar year 2007, our market ranking for publicly reported global equity origination was ninth with a 3.0% share, consistent with our rank in calendar year 2006 during which we had a 3.5% market share.

Advisory Services revenues were a record $1.3 billion in 2007, up 45% from then-record revenues in 2006. Industry-wide completed and announced transaction volumes increased 32% and 27%, respectively, in 2007 from 2006, while our completed and announced volumes increased 124% and 49%, respectively, in the same comparative period. Our global market share for publicly reported completed and announced transactions increased to 21% and 17%, respectively, for calendar 2007, up 16% for both measures, in calendar year 2006. Our M&A fee backlog at November 30, 2007 was $374 million, up 54% from November 30, 2006; however, that measure may not be indicative of the level of future business depending on changes in overall market conditions. For the calendar year 2007, our market ranking for completed transactions was sixth with a 20.9% share, up from a rank of seventh with a 15.8% share in calendar year 2006. Our market ranking for announced transactions was ninth with a 17.3% share, down from a rank of eighth with a 15.5% share in calendar year 2006.

2006 vs. 2005 Investment banking revenues totaled $3.2 billion and $2.9 billion in 2006 and 2005, respectively, representing a 9% increase from the prior fiscal year. Non-interest expenses rose 23% in 2006 from 2005, attributable to an increase in compensation and benefits expense related to an increased number of employees and higher revenues, as well as higher non-personnel expenses from increased business activity. As a result, income before taxes declined 23% in 2006 to $660 million from $855 million in 2005.

Global Finance—Debt revenues were a record $1.4 billion in 2006, increasing 9% over 2005 as investors took advantage of continued low interest rates, tight credit spreads and a flattened yield curve. Revenues also increased significantly over 2005 on relatively flat volumes due to higher margins on several large transactions. Partially offsetting these factors was a lower level of client-driven derivative and other capital markets–related transactions with our investment banking clients which totaled $222 million in 2006, compared with $318 million in 2005. Publicly reported global debt origination market volumes increased 17% in 2006 over 2005, with our origination market volumes increasing 8% over the same period. Our debt origination fee backlog of $245 million at November 30, 2006 increased 13% from November 30, 2005. For the calendar year 2006, our market ranking for publicly reported global debt originations was fourth with a 6.2% share, down from a rank of third with a 6.7% share in calendar year 2005.

Global Finance—Equity revenues declined 1% in 2006 to $815 million from record 2005 revenues, despite a 35% increase in industry-wide global equity origination market volumes. Revenues in 2006 reflected strength in IPO activities, offset by lower revenues from the Asia region, which benefited from several large transactions in 2005. Our IPO market volume for 2006 increased 25% from fiscal year 2005, compared to the overall market's increase of 63%. Our equity-related fee backlog (for both filed and unfiled transactions) at November 30, 2006 was approximately $286 million. Our market share for publicly reported global equity underwriting transactions decreased to 3.5% in calendar 2006 from 4.8% for calendar year 2005.

Advisory Services revenues were $921 million in 2006, up 20% from 2005. Industry-wide completed and announced transaction volumes increased 31% and 34%, respectively, in 2006 from 2005, while our completed and announced volumes increased 21% and 27%, respectively, from the same comparative period. M&A volumes rose during the period due to increasing equity markets, strong corporate profitability and balance sheets, and available capital raised by financial sponsors. Our global market share for publicly reported completed transactions increased to 15.8% for calendar 2006, up from 13.4% in calendar year 2005. Our M&A fee backlog at November 30, 2006 was $243 million down 1% from November 30, 2005.

INVESTMENT MANAGEMENT

The Investment Management business segment consists of:

Asset Management We provide customized investment management services for high net worth clients, mutual funds and other small and middle market institutional investors. Asset Management also serves as general partner for private equity and other alternative investment partnerships and has minority stake investments in certain alternative investment managers.

Private Investment Management We provide investment, wealth advisory and capital markets execution services to high net worth and middle market institutional clients.

The following table sets forth the operating results of our Investment Management segment.

INVESTMENT MANAGEMENT RESULTS OF OPERATIONS

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Principal transactions	$ 797	$ 517	$ 418	54%	24%
Commissions	719	630	596	14	6
Interest and dividends	45	20	56	125	(64)
Asset management and other	1,642	1,308	911	26	44
Total revenues	3,203	2,475	1,981	29	25
Interest expense	106	58	52	83	12
Net revenues	3,097	2,417	1,929	28	25
Non-interest expenses	2,306	1,892	1,527	22	24
Income before taxes	$ 791	$ 525	$ 402	51%	31%

The following table sets forth our Asset Management and Private Investment Management net revenues.

INVESTMENT MANAGEMENT NET REVENUES

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
Asset Management	$1,877	$1,432	$1,026	31%	40%
Private Investment Management	1,220	985	903	24	9
	$3,097	$2,417	$1,929	28%	25%

The following table sets forth our AUM by asset class.

COMPOSITION OF ASSETS UNDER MANAGEMENT

	AT NOVEMBER 30,			PERCENT CHANGE	
IN BILLIONS	2007	2006	2005	2007/2006	2006/2005
Equity	$ 107	$ 95	$ 75	13%	27%
Fixed income	75	61	55	23	11
Money markets	66	48	29	38	66
Alternative investments	34	21	16	62	31
	$ 282	$ 225	$ 175	25%	29%

The following table sets forth a summary of the changes in our AUM.

CHANGES IN ASSETS UNDER MANAGEMENT

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN BILLIONS	2007	2006	2005	2007/2006	2006/2005
Opening balance	$ 225	$ 175	$ 137	29%	28%
Net additions	41	35	26	17	35
Net market appreciation	16	15	12	7	25
Total increase	57	50	38	14	32
Assets Under Management	$ 282	$ 225	$ 175	25%	29%

2007 vs. 2006 Investment Management net revenues ended the fiscal year up 28% compared to 2006, as Asset Management and Private Investment Management both achieved record results in 2007. Non-interest expense of $2.3 billion for 2007 increased 22% compared with 2006, resulting from higher levels of discretionary compensation resulting from increased net revenues and numbers of employees. Non-personnel expenses also increased, primarily due to higher brokerage, clearing, exchange and distribution fees. The continued expansion of this business platform globally contributed to the comparative increases in Non-interest and Non-personnel expenses. Income before taxes of $791 million increased 51% compared with 2006. In part, this increase was reflective of higher pre-tax margins associated with revenue generated from minority stake investments in alternative asset managers. Pre-tax margins in 2007 were 26% compared to 22% in 2006.

Asset Management net revenues of $1.9 billion in 2007 increased by 31% from 2006, reflecting significantly higher management fees, principally due to strong growth in AUM, and higher incentive fees. During the fiscal year, AUM increased $57 billion or 25% to approximately $282 billion. 72% of the increase was a result of net inflows across all asset categories.

Private Investment Management net revenues of $1.2 billion increased 24% in 2007 from 2006, driven both by higher equity-related activity, especially within the volatility and cash businesses, and higher fixed income-related activity, especially in credit products, securitized products and global rates business. Fixed income-related activity in the second half of the fiscal year slowed as clients became less active in fixed income-related products as a result of higher volatility in the global markets and credit concerns in certain asset classes.

2006 vs. 2005 Net revenues totaled $2.4 billion and $1.9 billion in 2006 and 2005, respectively, representing a 25% increase, as both Asset Management and Private Investment Management achieved then record results in 2006. Non-interest expenses totaled $1.9 billion and $1.5 billion in 2006 and 2005, respectively. The 24% increase in Non-interest expense was driven by higher compensation and benefits associated with a higher level of earnings and headcount, as well as increased Non-personnel expenses from continued expansion of the business, especially into non–U.S. regions. Income before taxes increased 31% in 2006 to $525 million from $402 million in 2005. Pre-tax margin was 22% and 21% in 2006 and 2005, respectively.

Asset Management net revenues of $1.4 billion in 2006 increased by 40% from 2005, driven by a 29% increase in AUM and strong revenues from our growing alternative investment offerings, which contributed higher incentive fees in 2006 compared to 2005. AUM increased to a record $225 billion at November 30, 2006, up from $175 billion at November 30, 2005, with 70% of the increase resulting from net inflows.

Private Investment Management net revenues of $985 million increased 9% in 2006 from 2005, driven by higher equity-related activity, especially within the volatility and cash businesses. Fixed income-related activity was relatively flat in 2006 compared to 2005 as a result of clients' asset reallocations into equity products.

GEOGRAPHIC REVENUES

We organize our operations into three geographic regions:

- Europe and the Middle East, inclusive of our operations in Russia and Turkey;
- Asia-Pacific, inclusive of our operations in Australia and India; and
- the Americas.

Net revenues presented by geographic region are based upon the location of the senior coverage banker or investment advisor in the case of Investment Banking or Asset Management, respectively, or where the position was risk managed within Capital Markets and Private Investment Management. Certain revenues associated with U.S. products and services that result from relationships with international clients have been classified as international revenues using an allocation process. In addition, expenses contain certain internal allocations, such as regional transfer pricing, which are centrally managed. The methodology for allocating the Firm's revenues and expenses to geographic regions is dependent on the judgment of management.

The following presents, in management's judgment, a reasonable representation of each region's contribution to our operating results.

GEOGRAPHIC OPERATING RESULTS

	YEAR ENDED NOVEMBER 30,			PERCENT CHANGE	
IN MILLIONS	2007	2006	2005	2007/2006	2006/2005
EUROPE AND THE MIDDLE EAST					
Net revenues	**$ 6,296**	$ 4,536	$ 3,601	39%	26%
Non-interest expense	**4,221**	3,303	2,689	28	23
Income before taxes	**2,075**	1,233	912	68	35
ASIA-PACIFIC					
Net revenues	**3,145**	1,809	1,650	74	10
Non-interest expense	**1,831**	1,191	872	54	37
Income before taxes	**1,314**	618	778	113	(21)
AMERICAS					
U.S.	**9,634**	11,116	9,270	(13)	20
Other Americas	**182**	122	109	49	12
Net revenues	**9,816**	11,238	9,379	(13)	20
Non-interest expense	**7,192**	7,184	6,240	—	15
Income before taxes	**2,624**	4,054	3,139	(35)	29
TOTAL					
Net revenues	**19,257**	17,583	14,630	10	20
Non-interest expense	**13,244**	11,678	9,801	13	19
Income before taxes	**$ 6,013**	$ 5,905	$ 4,829	2%	22%

The below charts illustrate the contribution percentage of each geographic region to our total net revenues.


2007
U.S. 50%
Other Americas 1%
Europe and the Middle East 33%
Asia-Pacific 16%


2006
U.S. 63%
Other Americas 1%
Europe and the Middle East 26%
Asia-Pacific 10%


2005
U.S. 63%
Other Americas 1%
Europe and the Middle East 25%
Asia-Pacific 11%

2007 vs. 2006 Non-Americas net revenues rose 49% in 2007 from 2006 to a record $9.4 billion, representing 49% of total net revenues in 2007 and 36% in 2006. The increase in 2007 net revenues was due to the continued growth in Capital Markets as well as the continued expansion of our Investment Management business in both the Europe and the Middle East and the Asia-Pacific regions. Non-U.S. net revenues represented 50% and 37% of total net revenues for the 2007 and 2006 fiscal years.

Net revenues in Europe and the Middle East rose 39% in 2007 from 2006, reflecting record performance in Capital Markets—Equities, Investment Banking and Investment Management. In Capital Markets—Equities, higher revenues were driven by improved risk and trading strategies, as well as record customer flow activity, increased volume and gains from principal investment activities. In Investment Banking, higher net revenues reflected record results in leveraged finance revenue and advisory revenue, as well as equity origination. In Investment Management, higher net revenues reflected a significant increase in AUM. Income before taxes for Europe and the Middle East increased 68%.

Net revenues in Asia-Pacific rose 74% in 2007 from 2006, reflecting strong performance in all business segments. Capital Markets results were driven by strong performances in execution services and volatility based upon strong customer-demand as Asian equity markets outperformed other regions in the fiscal year. Investment Banking results were driven by strong IPO activity and debt-related transactions. Investment Management results are reflective of our continued development of this business segment in this geographic sector. Income before taxes for Asia-Pacific increased 113%.

2006 vs. 2005 Non-Americas net revenues rose 21% in 2006 from 2005 to $6.3 billion, representing 36% of total net revenues both in 2006 and 2005. The increase in 2006 net revenues was due to the continued growth in Capital Markets as well as the continued expansion of our Investment Management business in both Europe and Asia. Net revenues in Europe and the Middle East rose 26% in 2006 from 2005, reflective of higher revenues in Capital Markets, growth in Investment Management and strong results in Investment Banking. In Capital Markets—Fixed Income, higher revenues were driven by credit products, securitized products and our real estate business. In Capital Markets—Equities, higher net revenues reflect strong results in equity derivatives and equity prime brokerage services. Income before taxes for Europe and the Middle East increased 35%. Net revenues in Asia-Pacific rose 10% in 2006 from 2005, reflective of higher revenues in Capital Markets and the growth in Investment Management, partially offset by declining revenues in Investment Banking. Capital Markets net revenues increased in 2006 primarily from strong performances in commercial mortgages and real estate, equity derivatives and improved equity trading strategies, partially offset by lower revenues from interest rate products. Income before taxes for Asia-Pacific decreased 21%.

LIQUIDITY, FUNDING AND CAPITAL RESOURCES

We establish and monitor compliance with guidelines for the level and composition of our liquidity pool and asset funding, the makeup and size of our balance sheet and the utilization of our equity.

During the latter half of our 2007 fiscal year, the global capital markets experienced a significant contraction in available liquidity as the adverse market environment experienced in our third quarter continued into our fourth quarter and deteriorated further in November 2007. Despite infusions of liquidity by central banks into the financial system, broad asset classes, particularly U.S. subprime residential mortgages and structured credit products, remained thinly traded throughout this period. Notwithstanding these global market conditions, we ended the period with a very strong liquidity position. At November 30, 2007, our liquidity pool was approximately $35 billion, up from approximately $31 billion at November 30, 2006 and down slightly from approximately $36 billion at the end of the third quarter of the 2007 fiscal year. Long-term capital (long-term borrowings, excluding borrowings with remaining contractual maturities within twelve months of the financial statement date, and total stockholders' equity) was at approximately $146 billion at the end of 2007 fiscal year, up from approximately $100 billion at November 30, 2006 and $142 billion at the end of the third quarter of the 2007 fiscal year. Also during 2007, Holdings' and LBI's credit ratings were upgraded by two credit rating agencies.

LIQUIDITY

Liquidity pool We maintain a liquidity pool available to Holdings that covers expected cash outflows for twelve months in a stressed liquidity environment. In assessing the required size of our liquidity pool, we assume that assets outside the liquidity pool cannot be sold to generate cash, unsecured debt cannot be issued, and any cash and unencumbered liquid collateral outside of the liquidity pool cannot be used to support the liquidity of Holdings. Our liquidity pool is sized to cover expected cash outflows associated with the following items:

- The repayment of approximately $21.5 billion of unsecured debt, which is all of the unsecured debt maturing in the next twelve months issued by Holdings and our unregulated entities, excluding approximately $3.7 billion of structured note self-funding trades that are measured at fair value and managed by business units through matched, unencumbered asset portfolios outside of Holdings' liquidity pool. Our regulated entities each maintain their own liquidity pool sized to cover the repayment of the approximately $2.3 billion in aggregate of unsecured debt maturing in the next twelve months issued by those regulated entities.
- The funding of commitments to extend credit made by Holdings and certain unregulated subsidiaries based on a probabilistic model. The funding of commitments to extend credit made by our regulated subsidiaries (including our banks) is covered by the liquidity pools maintained by these regulated subsidiaries. For additional information, see "Contractual Obligations and Lending-Related Commitments" below and Note 9, "Commitments, Contingencies and Guarantees," to the Consolidated Financial Statements.
- The anticipated impact of adverse changes on secured funding—either in the form of a greater difference between the market and pledge value of assets (also known as "haircuts") or in the form of reduced borrowing availability.
- The anticipated funding requirements of equity repurchases as we manage our equity base (including offsetting the dilutive effect of our employee incentive plans). See "Equity Management" below.

In addition, the liquidity pool is sized to cover the impact of a one notch downgrade of Holdings' long-term debt ratings, including the additional collateral that would be required to be posted against derivative contracts and other secured funding arrangements. See "Credit Ratings" below.

The liquidity pool is invested in liquid instruments, including cash equivalents, G-7 government bonds and U.S. agency securities, investment grade asset-backed securities and other liquid securities that we believe have a highly reliable pledge value. We calculate our liquidity pool on a daily basis.

Our estimated values of the liquidity pool and other unencumbered (*i.e.*, unpledged) asset portfolios available are:

	AT NOVEMBER 30,	
IN BILLIONS	2007	2006
Unregulated		
Holdings liquidity pool at pledge value	$ 34.9	$ 31.4
Other unencumbered assets at market value	63.2	39.4
	98.1	70.8
Regulated[1]		
Unencumbered assets held by bank entities at market value[2]	33.2	22.3
Unencumbered assets held by non-bank entities at market value	62.3	50.8
	95.5	73.1
Total	$193.6	$143.9

(1) Our regulated subsidiaries, such as our U.S. and non-U.S. broker-dealers and bank entities, maintain their own liquidity pools to cover their stand-alone expected annualized cash funding needs in a stressed liquidity environment. Unencumbered assets in regulated entities are generally restricted from transfer and therefore considered not available to support the liquidity needs of Holdings' or other unregulated entities.

(2) Our deposit-taking bank entities consist of two U.S. institutions and one in Germany.

Funding of assets We fund assets based on their liquidity characteristics, and utilize cash capital[1] to provide financing for our long-term funding needs. Our funding strategy incorporates the following factors:

- Liquid assets (*i.e.*, assets for which we believe a reliable secured funding market exists across all market environments including government bonds, U.S. agency securities, corporate bonds, asset-backed securities and equity securities) are primarily funded on a secured basis.
- Secured funding "haircuts" are funded with cash capital.
- Illiquid assets (*e.g.*, fixed assets, intangible assets and margin postings) and less liquid inventory positions (*e.g.*, derivatives, private equity investments, certain corporate loans, certain commercial mortgages and real estate positions) are funded with cash capital.
- Certain unencumbered assets that are not part of the liquidity pool irrespective of asset quality are also funded with cash capital. These assets are typically unencumbered because of operational and asset-specific factors (*e.g.*, securities moving between depots). We do not assume a change in these factors during a stressed liquidity event.

As part of our funding strategy, we also take steps to mitigate our main sources of contingent liquidity risk as follows:

- Commitments to extend credit — Cash capital is utilized to cover a probabilistic estimate of expected funding of commitments to extend credit. For a further discussion of our commitments, see "Contractual Obligations and Lending-Related Commitments" in this MD&A and Note 9, "Commitments, Contingencies and Guarantees," to the Consolidated Financial Statements.
- Ratings downgrade — Cash capital is utilized to cover the liquidity impact of a one-notch downgrade on Holdings. A ratings downgrade would increase the amount of collateral to be posted against our derivative contracts and other secured funding arrangements. For a further discussion of credit ratings and the potential impacts of ratings downgrades, see "Credit Ratings" below.
- Client financing—We provide secured financing to our clients typically through repurchase and prime broker agreements. These financing activities can create liquidity risk if the availability and terms of our own secured borrowing agreements adversely change during a stressed liquidity event and we are unable to reflect these changes in our client financing agreements. We mitigate this risk by entering into term secured borrowing agreements, in which we can fund different types of collateral at pre-determined collateralization levels, and by maintaining liquidity pools at our regulated broker-dealers.

Our policy is to operate with an excess of long-term funding sources over our long-term funding requirements ("cash capital surplus"). We seek to maintain a cash capital surplus at Holdings of at least $2.0 billion. As of November 30, 2007, our cash capital surplus at Holdings increased to $8.0 billion, up from $6.0 billion at November 30, 2006. Additionally, at November 30, 2007 and 2006, our cash capital surplus in our regulated entities was approximately $12.6 billion and $10.0 billion, respectively.

We hedge the majority of foreign exchange risk associated with investments in subsidiaries in non–U.S. dollar currencies using foreign currency-denominated long-term debt and forwards.

Diversification of funding sources We seek to diversify our funding sources. We issue long-term debt in multiple currencies and across a wide range of maturities to tap many investor bases, thereby reducing our reliance on any one source.

- During 2007, we issued $86.3 billion of long-term borrowings. Long-term borrowings (less current portion) increased to $123.2 billion at November 30, 2007, up from $81.2 billion at

[1] Cash capital consists of stockholders' equity, the estimated sustainable portion of core deposit liabilities at our bank subsidiaries, and liabilities with remaining term of one year or more.

November 30, 2006 principally to support the growth in our assets as well as to pre-fund a portion of our 2008 maturities. The weighted-average maturities of our long-term borrowings were 7.1 and 6.3 years at November 30, 2007 and 2006, respectively.

- We diversify our issuances geographically to minimize refinancing risk and broaden our debt-holder base. As of November 30, 2007, 54% of our long-term debt was issued outside the United States. In comparison, as of November 30, 2006, 49% of our long-term debt was issued outside the United States.
- In order to minimize refinancing risk, we establish limits (stated as percentages of outstanding long-term borrowings) on our long-term borrowings anticipated to mature within any quarterly (12.5%), half-year (17.5%) and full-year (30.0%) interval. At November 30, 2007, those limits were $15.4 billion, $21.6 billion and $37.0 billion, respectively. If we were to operate with debt above these levels, we would not include the additional amount as a source of cash capital.
- We typically issue in sufficient size to create a liquid benchmark issuance (*i.e.*, sufficient size to be included in the Lehman Bond Index, a widely used index for fixed income asset managers).

Long-term debt is accounted for in our long-term-borrowings maturity profile at its contractual maturity date if the debt is redeemable at our option. Long-term debt that is repayable at par at the holder's option is included in these limits at its earliest redemption date. Extendible issuances (which mature on an initial specified maturity date, unless the debt holders elect to extend the term of the note for a period specified in the note) are included in these limits at their earliest maturity date.

The quarterly long-term borrowings maturity schedule over the next five years at November 30, 2007 is as follows:

LONG-TERM BORROWINGS MATURITY PROFILE CHART[(1)]


IN MILLIONS
$9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Extendible
LTD
2009 Q1
2009 Q2
2009 Q3
2009 Q4
2010 Q1
2010 Q2
2010 Q3
2010 Q4
2011 Q1
2011 Q2
2011 Q3
2011 Q4
2012 Q1
2012 Q2
2012 Q3
2012 Q4
2013 Q1
2013 Q2
2013 Q3
2013 Q4

(1) Included in long-term debt is $5.1 billion of certain hybrid financial instruments with contingent early redemption features linked to market prices or other triggering events (*e.g.*, the downgrade of a reference obligation underlying a credit-linked note). In the above maturity table, these notes are shown at their contractual maturity. In determining the cash capital value of these notes, however, we excluded the portion reasonably expected to mature within twelve months ($2.2 billion) from our cash capital sources at November 30, 2007.

- We use both committed and uncommitted bilateral and syndicated long-term bank facilities to complement our long-term debt issuance. In particular, Holdings maintains a $2.0 billion unsecured, committed revolving credit agreement with a syndicate of banks that expires in February 2009. In addition, we maintain a $2.5 billion multi-currency unsecured, committed revolving credit facility ("European Facility") with a syndicate of banks for Lehman Brothers Bankhaus AG ("Bankhaus") and Lehman Brothers Treasury Co. B.V. that expires in April 2010. Our ability to borrow under such facilities is conditioned on complying with customary lending conditions and covenants. We have maintained compliance with the material covenants under these credit agreements at all times. We draw on both of these facilities from time to time in the normal course of conducting our business. As of November 30, 2007, there were no outstanding borrowings against either Holdings' credit facility or the European Facility.
- We have established a $2.4 billion conduit that issues secured liquidity notes to pre-fund high grade loan commitments. This is fully backed by a triple-A rated, third-party, one-year revolving liquidity back stop, which we have in turn fully backed. This conduit is consolidated in Holdings' results of operations.

- We participate in an A-1/P-1-rated multi-seller conduit. This multi-seller issues secured liquidity notes to provide financing. We use this conduit for purposes of funding a portion of our contingent acquisition commitments. At November 30, 2007, we were contingently committed to providing $1.6 billion of liquidity if the conduit is unable to remarket the secured liquidity notes upon their maturity, generally, one year after a failed remarketing event. This conduit is not consolidated in Holdings' results of operations.
- We own three bank entities: Lehman Brothers Bank, a U.S.-based thrift institution, Lehman Brothers Commercial Bank, a U.S.-based industrial bank, and Bankhaus. These regulated bank entities operate in a deposit-protected environment and are able to source low-cost unsecured funds that are primarily term deposits. These bank entities are generally insulated from a company-specific or market liquidity event, thereby providing a reliable funding source for their mortgage products and selected loan assets and increasing our consolidated funding diversification. Overall, these bank entities have raised $29.4 billion and $21.4 billion of customer deposit liabilities as of November 30, 2007 and 2006, respectively.
- Bank facilities provide us with further diversification and flexibility. For example, we draw on our committed syndicated credit facilities described above on a regular basis (typically 25% to 50% of the time on a weighted-average basis) to provide us with additional sources of long-term funding on an as-needed basis. We have the ability to prepay and redraw any number of times and to retain the proceeds for any term up to the maturity date of the facility. As a result, we see these facilities as having the same liquidity value as long-term borrowings with the same maturity dates, and we include these borrowings in our reported long-term borrowings at the facility's stated final maturity date to the extent that they are outstanding as of a reporting date.

Funding action plan We have developed and regularly update a Funding Action Plan, which represents a detailed action plan to manage a stress liquidity event, including a communication plan for regulators, creditors, investors and clients. The Funding Action Plan considers two types of liquidity stress events—a Company-specific event, where there are no issues with overall market liquidity and a broader market-wide event, which affects not just our Company but the entire market.

In a Company-specific event, we assume we would lose access to the unsecured funding market for a full year and have to rely on the liquidity pool available to Holdings to cover expected cash outflows over the next twelve months.

In a market liquidity event, in addition to the pressure of a Company-specific event, we also assume that, because the event is market wide, additional counterparties to whom we have extended liquidity facilities draw on these facilities. To mitigate the effect of a market liquidity event, we have developed access to additional liquidity sources beyond the liquidity pool at Holdings, including unutilized funding capacity in our bank entities and unutilized capacity in our bank facilities. See "Funding of assets" above.

We perform regular assessments of our funding requirements in stress liquidity scenarios to best ensure we can meet all our funding obligations in all market environments.

Legal entity structure Our legal entity structure can constrain liquidity available to Holdings. Some of our legal entities, particularly our regulated broker-dealers and bank entities, are restricted in the amount of funds that they can distribute or lend to Holdings. For a further discussion, see Note 15, "Regulatory Requirements," to the Consolidated Financial Statements.

Certain regulated subsidiaries are funded with subordinated debt issuances and/or subordinated loans from Holdings, which are counted as regulatory capital for those subsidiaries. Our policy is to fund subordinated debt advances by Holdings to subsidiaries for use as regulatory capital with long-term debt issued by Holdings having a maturity at least one year greater than the maturity of the subordinated debt advance.

CREDIT RATINGS

During the 2007 calendar year, Holdings' and LBI's credit ratings were upgraded by two of the rating agencies. Like other companies in the securities industry, we rely on external sources to finance a significant portion of our day-to-day operations. The cost and availability of unsecured financing are affected by our short-term and long-term credit ratings. Factors that may be significant to the determination of our credit ratings or otherwise affect our ability to raise short-term and long-term financing include our profit margin, our earnings trend and volatility, our cash liquidity and liquidity management, our capital structure, our risk level and risk management, our geographic and business diversification, and our relative positions in the markets in which we operate. Deterioration in any of these factors or combination of these factors may lead rating agencies to downgrade our credit ratings. This may increase the cost of, or possibly limit our access to, certain types of unsecured financings and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. In addition, our debt ratings can affect certain capital markets revenues, particularly in those businesses where longer-term counterparty performance is critical, such as over-the-counter ("OTC") derivative transactions, including credit derivatives and interest rate swaps.

The current ratings of Holdings and LBI short- and long-term senior borrowings are as follows:

CREDIT RATINGS

	HOLDINGS		LBI	
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
Standard & Poor's Ratings Services	A-1	A+	A-1+	AA-
Moody's Investors Service	P-1	A1	P-1	Aa3
Fitch Ratings	F-1+	AA-	F-1+	AA-
Dominion Bond Rating Service Limited(1)	R-1 (middle)	AA (low)	R-1 (middle)	AA

(1) On December 21, 2007, Dominion Bond Rating Service Limited upgraded Holdings' long-term senior borrowings rating to AA (low) from A (high) and upgraded LBI's long-term senior borrowings rating to AA from AA (low).

At November 30, 2007, counterparties had the right to require us to post additional collateral pursuant to derivative contracts and other secured funding arrangements of approximately $2.4 billion. Additionally, at that date we would have been required to post additional collateral pursuant to such arrangements of approximately $0.1 billion in the event we were to experience a downgrade of our senior debt rating of one notch and a further $4.6 billion in the event we were to experience a downgrade of our senior debt rating of two notches.

CASH FLOWS

Cash and cash equivalents of $7.3 billion at November 30, 2007 increased by $1.3 billion from $6.0 billion at November 30, 2006, as net cash provided by financing activities of $48.6 billion was offset by net cash used in operating activities of $45.6 billion and net cash used in investing activities of $1.7 billion.

BALANCE SHEET

Assets The assets on our balance sheet consist primarily of Cash and cash equivalents, Financial instruments and other inventory positions owned, and collateralized agreements. At November 30, 2007, our total assets increased by 37% to $691.1 billion from $503.5 billion at November 30, 2006, due to an increase in secured financing transactions and net assets. Net assets at November 30, 2007 increased $104.0 billion from the prior year due to increases across most inventory categories, as well as an increase in customer secured receivables, as we continued to grow the Firm. Our calculation of net assets excludes from total assets: (i) cash and securities segregated and on deposit for regulatory and other purposes; (ii) collateralized lending agreements; and (iii) identifiable intangible assets and goodwill. We believe net assets to be a more useful measure of our assets than total assets because it excludes certain low-risk, non-inventory assets. Our calculation of net assets may not be comparable to other, similarly titled calculations by other companies as a result of different calculation methodologies.

At November 30, 2007 and 2006 our total and net assets were comprised of the following items:

NET ASSETS

IN MILLIONS	AT NOVEMBER 30, 2007	AT NOVEMBER 30, 2006
Total assets	$ 691,063	$ 503,545
Cash and securities segregated and on deposit for regulatory and other purposes	(12,743)	(6,091)
Collateralized lending agreements	(301,234)	(225,156)
Identifiable intangible assets and goodwill	(4,127)	(3,362)
Net assets	$ 372,959	$ 268,936

Included within net assets are real estate held for sale, certain high yield instruments and private equity and other principal investments.

Real estate held for sale We invest in real estate through direct investments in equity and debt. We record real estate held for sale at the lower of its carrying amount or fair value less cost to sell. The assessment of fair value less cost to sell generally requires the use of management estimates and generally is based on property appraisals provided by third parties and also incorporates an analysis of the related property cash flow projections. We had real estate investments of approximately $21.9 billion and $9.4 billion at November 30, 2007 and 2006, respectively. Because portions of these assets have been financed on a non-recourse basis, our net investment position was limited to $12.8 billion and $5.9 billion at November 30, 2007 and 2006, respectively.

High yield instruments We underwrite, syndicate, invest in and make markets in high yield corporate debt securities and loans. We define high yield instruments as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade. High yield debt instruments generally involve greater risks than investment grade instruments and loans due to the issuer's creditworthiness and the lower liquidity of the market for such instruments, generally. In addition, these issuers generally have relatively higher levels of indebtedness resulting in an increased sensitivity to adverse economic conditions. We seek to reduce these risks through active hedging strategies and through the diversification of our products and counterparties.

High yield instruments are carried at fair value, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statement of Income. Our high yield instruments at November 30, 2007 and 2006 were as follows:

IN MILLIONS	AT NOVEMBER 30, 2007	2006
Bonds and loans in established trading markets	$31,457	$11,481
Bonds and loans held awaiting securitization and/or syndication	157	4,132
Bonds and loans with little or no pricing transparency	1,118	316
High yield instruments	32,732	15,929
Credit risk hedges[1]	(2,337)	(3,111)
High yield position, net	$30,395	$12,818

[1] Credit risk hedges represent financial instruments with offsetting risk to the same underlying counterparty, but exclude other credit and market risk mitigants which are highly correlated, such as index, basket and/or sector hedges.

The increase in high-yield positions from 2006 to 2007 is primarily from funded lending commitments that have not been syndicated. At November 30, 2007 and 2006, the largest industry concentrations were 26% and 20%, respectively, and were in the finance and insurance industry classifications. The largest geographic concentrations at November 30, 2007 and 2006 were 66% and 53%, respectively, in the Americas. We mitigate our aggregate and single-issuer net exposure through the use of derivatives, non-recourse financing and other financial instruments.

Private equity and other principal investments Our Private Equity business operates in six major asset classes: Merchant Banking, Real Estate, Venture Capital, Credit-Related Investments, Private Funds Investments and Infrastructure. We have raised privately-placed funds in these asset classes, for which we act as a general partner and in which we have general and in many cases limited partner interests. In addition, we generally co-invest in the investments made by the funds or may make other non-fund-related direct investments. At November 30, 2007 and 2006, our private equity related investments totaled $4.2 billion and $2.1 billion, respectively. The real estate industry represented the highest concentrations at 41% and 30% at November 30, 2007 and 2006, respectively, and the largest single investment was approximately $275 million and $80 million, at those respective dates.

Our private equity investments are measured at fair value based on our assessment of each underlying investment, incorporating valuations that consider expected cash flows, earnings multiples and/or comparisons to similar market transactions, among other factors. Valuation adjustments, which usually involve the use of significant management estimates, are an integral part of pricing these instruments, reflecting consideration of credit quality, concentration risk, sale restrictions and other liquidity factors. For additional information about our private equity and other principal investment activities, including related commitments, see Note 9, "Commitments, Contingencies and Guarantees," to the Consolidated Financial Statements.

EQUITY MANAGEMENT

The management of equity is a critical aspect of our capital management. Determining the appropriate amount of equity capital base is dependent on a number of variables, including the amount of equity needed given our estimation of risk in our business activities, the capital required by laws or regulations, leverage thresholds required by the consolidated supervised entity ("CSE") rules and credit rating agencies' perspectives of capital sufficiency.

We continuously evaluate deployment alternatives for our equity with the objective of maximizing shareholder value. In periods where we determine our levels of equity to be beyond those necessary to support our business activities, we may return capital to shareholders through dividend payments or stock repurchases.

We maintain a common stock repurchase program to manage our equity capital. In January 2007, our Board of Directors authorized the repurchase, subject to market conditions, of up to 100 million shares of Holdings common stock for the management of our equity capital, including offsetting dilution due to employee stock awards. This authorization superseded the stock repurchase program authorized in 2006. Our stock repurchase program is effected through open-market purchases, as well as through employee transactions where employees tender shares of common stock to pay for the exercise price of stock options and the required tax withholding obligations upon option exercises and conversion of restricted stock units ("RSUs") to freely-tradable common stock.

Over the course of our 2007 fiscal year, we repurchased through open-market purchases or withheld from employees for the purposes described above approximately 43.0 million shares of our common stock at an aggregate cost of approximately $3.2 billion, or $73.85 per share. During 2007, we issued 15.4 million shares resulting from employee stock option exercises and another 24.5 million shares were issued out of treasury stock to an irrevocable grantor trust that holds shares for issuance to employees in satisfaction of restricted stock units granted under the Firm's equity compensation plans (the "RSU Trust").

In January 2008, our Board of Directors authorized the repurchase, subject to market conditions, of up to 100 million shares of Holdings' common stock for the management of the Firm's equity capital, including consideration of dilution due to employee stock awards. This resolution supersedes the stock repurchase program authorized in 2007.

CAPITAL RATIOS

Leverage Ratios The relationship of assets to equity is one measure of a company's capital adequacy. Generally, this leverage ratio is computed by dividing assets by stockholders' equity. We believe that a more meaningful, comparative ratio for companies in the securities industry is net leverage, which is the result of net assets divided by tangible equity capital.

Our net leverage ratio is calculated as net assets divided by tangible equity capital. We calculate net assets by excluding from total assets: (i) cash and securities segregated and on deposit for regulatory and other purposes; (ii) collateralized lending agreements; and (iii) identifiable intangible assets and goodwill. We believe net leverage based on net assets to be a more useful measure of leverage, because it excludes certain low-risk, non-inventory assets and utilizes tangible equity capital as a measure of our equity base. We calculate tangible equity capital by including stockholders' equity and junior subordinated notes and excluding identifiable intangible assets and goodwill. We believe tangible equity capital to be a more meaningful measure of our equity base for purposes of calculating net leverage because it includes instruments we consider to be equity-like due to their subordinated nature, long-term maturity and interest deferral features and we do not view the amount of equity used to support identifiable intangible assets and goodwill as available to support our remaining net assets. These measures may not be comparable to other, similarly titled calculations by other companies as a result of different calculation methodologies.

TANGIBLE EQUITY CAPITAL AND CAPITAL RATIOS

	AT NOVEMBER 30,	
IN MILLIONS	2007	2006
Total stockholders' equity	$ 22,490	$ 19,191
Junior subordinated notes[1, 2]	4,740	2,738
Identifiable intangible assets and goodwill	(4,127)	(3,362)
Tangible equity capital	$ 23,103	$ 18,567
Total assets	$691,063	$503,545
Leverage ratio	30.7x	26.2x
Net assets	$372,959	$268,936
Net leverage ratio	16.1x	14.5x

[1] See Note 8, "Borrowings and Deposit Liabilities," to the Consolidated Financial Statements.

[2] Our definition for tangible equity capital limits the amount of junior subordinated notes and preferred stock included in the calculation to 25% of tangible equity capital. The amount excluded was approximately $237 million in 2007 and no amount was excluded in 2006.

Included below are the changes in our tangible equity capital at November 30, 2007 and 2006:

TANGIBLE EQUITY CAPITAL

	AT NOVEMBER 30,	
IN MILLIONS	2007	2006
Beginning tangible equity capital	$18,567	$15,564
Net income	4,192	4,007
Dividends on common stock	(351)	(276)
Dividends on preferred stock	(67)	(66)
Common stock open-market repurchases	(2,605)	(2,678)
Common stock withheld from employees[1]	(573)	(1,003)
Equity-based award plans[2]	2,829	2,396
Net change in junior subordinated notes included in tangible equity[3]	2,002	712
Change in identifiable intangible assets and goodwill	(765)	(106)
Other, net[4]	(126)	17
Ending tangible equity capital	$23,103	$18,567

[1] Represents shares of common stock withheld in satisfaction of the exercise price of stock options and tax withholding obligations upon option exercises and conversion of RSUs.

[2] This represents the sum of (i) proceeds received from employees upon the exercise of stock options, (ii) the incremental tax benefits from the issuance of stock-based awards and (iii) the value of employee services received – as represented by the amortization of deferred stock compensation.

[3] Junior subordinated notes are deeply subordinated and have a long-term maturity and interest deferral features and are utilized in calculating equity capital by leading rating agencies.

[4] Other, net for 2007 includes a $67 million net increase to Retained earnings from adoption of SFAS 157 and SFAS 159 and a $210 million decrease to Accumulated other comprehensive income/(loss) from the adoption of SFAS 158. See "Accounting and Regulatory Developments" below for additional information. Other, net for 2006 includes a $6 million net decrease to Retained earnings from the initial adoption of under SFAS 155 and SFAS No. 156, *Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140* ("SFAS 156").

Primary Equity Double Leverage Primary equity double leverage ratio is the comparison of Holdings' equity investments in subsidiaries to total equity capital (the sum of total stockholders' equity and junior subordinated notes). As of November 30, 2007, our equity investment in subsidiaries was $25.1 billion and our total equity capital calculated was $27.5 billion. We aim to maintain a primary equity double leverage ratio of 1.0x or below. Our primary equity double leverage ratio was 0.91x and 0.88x as of November 30, 2007 and 2006, respectively. We believe total equity capital to be a more meaningful measure of our equity than stockholders' equity because we consider junior subordinated notes to be equity-like due to their subordinated nature, long-term maturity and interest deferral features. We believe primary equity double leverage based on total equity capital to be a useful measure of our equity investments in subsidiaries. Our calculation of primary equity double leverage may not be comparable to other, similarly titled calculations by other companies as a result of different calculation methodologies.

CONTRACTUAL OBLIGATIONS AND LENDING-RELATED COMMITMENTS

CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into various contractual obligations that may require future cash payments. The following table summarizes the contractual amounts at November 30, 2007 in total and by remaining maturity, and at November 30, 2006. Excluded from the table are a number of obligations recorded in the Consolidated Statement of Financial Condition that generally are short-term in nature, including secured financing transactions, trading liabilities, deposit liabilities at our banking subsidiaries, commercial paper and other short-term borrowings and other payables and accrued liabilities.

	EXPIRATION PER PERIOD AT NOVEMBER 30,				TOTAL CONTRACTUAL AMOUNT NOVEMBER 30,	
IN MILLIONS	2008	2009	2010-2011	2012-LATER	2007	2006
Long-term borrowings	$ —	$ 25,023	$ 28,146	$ 69,981	**$123,150**	$ 81,178
Operating lease obligations	281	269	493	1,562	**2,605**	1,714
Capital lease obligations	74	99	206	2,597	**2,976**	3,043
Purchase obligations	316	10	9	13	**348**	783

For additional information about long-term borrowings, see Note 8, "Borrowings and Deposit Liabilities," to the Consolidated Financial Statements. For additional information about operating and capital lease obligations, see Note 9, "Commitments, Contingencies and Guarantees," to the Consolidated Financial Statements.

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations with variable pricing provisions are included in the table based on the minimum contractual amounts. Certain purchase obligations contain termination or renewal provisions. The table reflects the minimum contractual amounts likely to be paid under these agreements assuming the contracts are not terminated.

LENDING-RELATED COMMITMENTS

The following table summarizes the contractual amounts of lending-related commitments at November 30, 2007 and 2006:

	EXPIRATION PER PERIOD AT NOVEMBER 30,					TOTAL CONTRACTUAL AMOUNT NOVEMBER 30,	
IN MILLIONS	2008	2009	2010-2011	2012-2013	LATER	2007	2006
Lending commitments							
High grade[1]	$ 5,579	$ 1,039	$ 6,554	$ 10,411	$ 403	**$ 23,986**	$ 17,945
High yield[2]	4,051	411	2,103	4,850	2,658	**14,073**	7,558
Contingent acquisition facilities							
High grade	10,230	—	—	—	—	**10,230**	1,918
High yield	9,749	—	—	—	—	**9,749**	12,766
Mortgage commitments	5,082	670	1,378	271	48	**7,449**	12,162
Secured lending transactions	122,661	455	429	468	1,846	**125,859**	83,071

[1] We view our net credit exposure for high grade commitments, after consideration of hedges, to be $12.2 billion and $4.9 billion at November 30, 2007 and 2006, respectively.

[2] We view our net credit exposure for high yield commitments, after consideration of hedges, to be $12.8 billion and $5.9 billion at November 30, 2007 and 2006, respectively.

We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges.

Lending commitments Through our high grade (investment grade) and high yield (non-investment grade) sales, trading and underwriting activities, we make commitments to extend credit in loan syndication transactions. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield exposures as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade.

We had commitments to high grade borrowers at November 30, 2007 and 2006 of $24.0 billion (net credit exposure of $12.2 billion, after consideration of hedges) and $17.9 billion (net credit exposure of $4.9 billion, after consideration of hedges), respectively. We had commitments to high yield borrowers of $14.1 billion (net credit exposure of $12.8 billion, after consideration of hedges) and $7.6 billion (net credit exposure of $5.9 billion, after consideration of hedges) at November 30, 2007 and 2006, respectively.

Contingent acquisition facilities We provide contingent commitments to investment and non-investment grade counterparties related to acquisition financing. We do not believe contingent acquisition commitments are necessarily indicative of actual risk or funding requirements as funding is dependent both upon a proposed transaction being completed and the acquiror fully utilizing our commitment. Typically, these commitments are made to a potential acquiror in a proposed acquisition, which may or may not be completed depending on whether the potential acquiror to whom we have provided our commitment is successful. A contingent borrower's ability to draw on the commitment is typically subject to there being no material adverse change in the borrower's financial condition, among other factors, and the commitments also generally contain certain flexible pricing features to adjust for changing market conditions prior to closing. In addition, acquirers generally utilize multiple financing sources, including other investment and commercial banks, as well as accessing the general capital markets for completing transactions. Therefore, our contingent acquisition commitments are generally greater than the amounts we expect we will ultimately fund. Further, our past practice, consistent with our credit facilitation framework, has been to syndicate acquisition financings to investors. The ultimate timing, amount and pricing of a syndication, however, is influenced by market conditions that may not necessarily be consistent with those at the time the commitment was entered. We provided contingent commitments to high grade counterparties related to acquisition financing of approximately $10.2 billion and $1.9 billion at November 30, 2007 and 2006, respectively, and to high yield counterparties related to acquisition financing of approximately $9.8 billion and $12.8 billion at November 30, 2007 and 2006, respectively.

Mortgage commitments Through our mortgage origination platforms we make commitments to extend mortgage loans. At November 30, 2007 and 2006, we had outstanding mortgage commitments of approximately $7.4 billion and $12.2 billion, respectively. These commitments included $3.0 billion and $7.0 billion of residential mortgages in 2007 and 2006 and $4.4 billion and $5.2 billion of commercial mortgages at 2007 and 2006. Typically, residential mortgage loan commitments require us to originate mortgage loans at the option of a borrower generally within 90 days at fixed interest rates. Consistent with past practice, our intention is to sell residential mortgage loans, once originated, primarily through securitizations. The ability to sell or securitize mortgage loans, however, is dependent on market conditions.

Secured lending transactions In connection with our financing activities, we had outstanding commitments under certain collateralized lending arrangements of approximately $9.8 billion and $7.5 billion at November 30, 2007 and 2006, respectively. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under these lending arrangements typically are at variable interest rates and generally provide for over-collateralization. In addition, at November 30, 2007, we had commitments to enter into forward starting secured resale and repurchase agreements, primarily secured by government and government agency collateral, of $70.8 billion and $45.3 billion, respectively, compared to $44.4 billion and $31.2 billion, respectively, at November 30, 2006.

For additional information about lending-related commitments, see Note 9, "Commitments, Contingencies and Guarantees," to the Consolidated Financial Statements.

OFF-BALANCE-SHEET ARRANGEMENTS

In the normal course of business we engage in a variety of off-balance-sheet arrangements, including certain derivative contracts meeting the FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), definition of a guarantee that may require future payments. Other than lending-related commitments already discussed above in "Lending-Related Commitments," the following table summarizes our off-balance-sheet arrangements at November 30, 2007 and 2006 as follows:

	EXPIRATION PER PERIOD AT NOVEMBER 30,					TOTAL CONTRACTUAL AMOUNT NOVEMBER 30,	
IN MILLIONS	2008	2009	2010-2011	2012-2013	LATER	2007	2006
Derivative contracts[1]	$ 87,394	$ 59,598	$152,317	$210,496	$228,132	**$737,937**	$534,585
Municipal-securities-related commitments	2,362	733	86	69	3,652	**6,902**	1,599
Other commitments with variable interest entities	106	3,100	170	963	4,772	**9,111**	4,902
Standby letters of credit	1,685	5	—	—	—	**1,690**	2,380
Private equity and other principal investments	820	675	915	173	—	**2,583**	1,088

(1) We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional amount overstates the expected payout. At November 30, 2007 and 2006, the fair value of these derivative contracts approximated $36.8 billion and $9.3 billion, respectively.

In accordance with FIN 45, the table above includes only certain derivative contracts meeting the FIN 45 definition of a guarantee. For additional information on these guarantees and other off-balance-sheet arrangements, see Note 9 "Commitments, Contingencies and Guarantees," to the Consolidated Financial Statements.

DERIVATIVES

Neither derivatives' notional amounts nor underlying instrument values are reflected as assets or liabilities in our Consolidated Statement of Financial Condition. Rather, the market, or fair values, related to derivative transactions are reported in the Consolidated Statement of Financial Condition as assets or liabilities in Derivatives and other contractual agreements, as applicable. Derivatives are presented on a net-by-counterparty basis when a legal right of offset exists, on a net-by-cross product basis when applicable provisions are stated in a master netting agreement; and/or on a net of cash collateral received or paid on a counterparty basis, provided a legal right of offset exists.

We enter into derivative transactions both in a trading capacity and as an end-user. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities (collectively, "Trading-Related Derivatives").

As an end-user, we primarily use derivatives to hedge our exposure to market risk (including foreign currency exchange and interest rate risks) and credit risks (collectively, "End-User Derivatives"). When End-User Derivatives are interest rate swaps they are measured at fair value through earnings and the carrying value of the related hedged item is adjusted through earnings for the effect of changes in the fair value of the risk being hedged. The hedge ineffectiveness in these relationships is recorded in Interest expense in the Consolidated Statement of Income. When End-User Derivatives are used in hedges of net investments in non-U.S. dollar functional currency subsidiaries, the gains or losses are reported within Accumulated other comprehensive income/(loss), net of tax, in Stockholders' equity.

We conduct our derivative activities through a number of wholly-owned subsidiaries. Our fixed income derivative products business is principally conducted through our subsidiary Lehman Brothers Special Financing Inc., and separately capitalized "AAA" rated subsidiaries, Lehman Brothers Financial Products Inc. and Lehman Brothers Derivative Products Inc. Our equity derivative products business is conducted through Lehman Brothers Finance S.A. and Lehman Brothers OTC Derivatives Inc. Our commodity and energy derivatives product business is conducted through Lehman Brothers Commodity Services Inc. In addition, as a global investment bank, we also are a market maker in a number of foreign currencies. Counterparties to our derivative product transactions primarily are U.S. and foreign banks, securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. We manage the risks associated with derivatives on an aggregate basis, along with the risks associated with our non-derivative trading and market-making activities in cash instruments, as part of our firm wide risk management policies. We use industry standard derivative contracts whenever appropriate.

For additional information about our accounting policies and our Trading-Related Derivative activities, see Note 1, "Summary of Significant Accounting Policies," and Note 3, "Financial Instruments and Other Inventory Positions," to the Consolidated Financial Statements.

SPECIAL PURPOSE ENTITIES

We enter into various transactions with special purpose entities ("SPEs"). SPEs may be corporations, trusts or partnerships that are established for a limited purpose. There are two types of SPEs—QSPEs and VIEs.

A QSPE generally can be described as an entity whose permitted activities are limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Our primary involvement with QSPEs relates to securitization transactions in which transferred assets, including mortgages, loans, receivables and other financial assets, are sold to an SPE that qualifies as a QSPE under SFAS 140. In accordance with SFAS 140 and FIN-46(R), we do not consolidate QSPEs. We recognize at fair value the interests we hold in the QSPEs. We derecognize financial assets transferred to QSPEs, provided we have surrendered control over the assets.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not limited sufficiently or the assets are non-qualifying financial instruments (*e.g.*, real estate). These SPEs are referred to as VIEs, and we typically use them to create securities with a unique risk profile desired by investors to intermediate financial risk or to invest in real estate. Examples of our involvement with VIEs include collateralized debt obligations, synthetic credit transactions, real estate investments through VIEs, and other structured financing transactions. Under FIN 46(R), we consolidate a VIE if we are the primary beneficiary of the entity. The primary beneficiary is the party that either (i) absorbs a majority of the VIEs expected losses; (ii) receives a majority of the VIEs expected residual returns; or (iii) both.

For a further discussion of our consolidation policies, see "Critical Accounting Policies and Estimates—Consolidation Accounting Policies" in this MD&A. For a further discussion of our securitization activities and our involvement with VIEs, see Note 6, "Securitizations and Special Purpose Entities," to the Consolidated Financial Statements.

OTHER OFF-BALANCE-SHEET EXPOSURE

SIVs A structured investment vehicle ("SIV") is an entity that borrows money in the form of commercial paper, medium-term notes or subordinated capital notes, and uses the proceeds to purchase assets, including asset-backed or mortgage-backed securities. We do not own, manage or sponsor any SIVs. Our SIV-related exposure is limited to that acquired through proprietary investments or trading activity, specifically:

- At November 30, 2007, we had approximately $75 million of balance sheet exposure representing the aggregate of a fully drawn liquidity loan to a SIV, and medium-term notes and commercial paper issued by SIVs bought in the primary or secondary markets.
- We have entered into derivative transactions to which SIVs are counterparties. The total notional amount of these derivative transactions was approximately $4.1 billion at November 30, 2007. We believe the fair value of these derivative transactions is a more relevant measure of the obligations because we believe the notional amount overstates the expected payout. At November 30, 2007, the fair value of these derivative contracts approximated $50 million. For a further discussion of derivative transactions, see Note 9, "Commitments, Contingencies and Guarantees—Other Commitments and Guarantees," to the Consolidated Financial Statements.
- Under resell or repurchase agreements, we have balance sheet exposure to commercial paper issued by SIVs. This exposure was approximately $14 million at November 30, 2007. For a further discussion of resell and repurchase agreements, see Note 5, "Securities Received and Pledged as Collateral," to the Consolidated Financial Statements.
- We manage certain private equity and other alternative investment funds which are not consolidated into our results of operations. At November 30, 2007, a small percentage of the assets within those funds have SIV-related exposure.

Conduits Conduits are entities established to convey financing. They are thinly capitalized SPE structures established on behalf of a sponsor or sponsors that purchase assets from multiple parties, funding those purchases by issuing commercial paper. Assets held in a conduit serve as collateral for the commercial paper issued by the conduit. We are a sponsor, guarantor, and/or liquidity and credit facility provider to certain conduits. Specifically:

- We make certain liquidity commitments and guarantees to commercial paper conduits in support of certain clients' secured financing transactions. These commitments and guarantees obligate us to provide liquidity to these conduits in the event the conduits cannot obtain funding in the market; however, our obligation is limited to the total amount required to fund our clients' assets in the conduit. At November 30, 2007, the amount of these commitments was approximately $1.4 billion. We believe our actual risk to be limited because these liquidity commitments are supported by high quality collateral. For a further discussion of derivative transactions, see Note 9, "Commitments, Contingencies and Guarantees—Other Commitments and Guarantees," to the Consolidated Financial Statements.
- We provide guarantees to investors in certain VIEs. These guarantees may include a guaranteed return of the investors' initial investment or of the investors' initial investment plus an agreed upon return depending on the terms. At November 30, 2007, these commitments were approximately $6.1 billion. We believe our actual risk to be limited because our obligations are collateralized by the VIEs' assets and contain significant constraints under which downside protection will be available (*e.g.*, the VIE is required to liquidate assets in the event certain loss levels are triggered). For a further discussion, see Note 9, "Commitments, Contingencies and Guarantees—Other Commitments and Guarantees," to the Consolidated Financial Statements.
- We have established a $2.4 billion conduit that issues secured liquidity notes to pre-fund high grade loan commitments. This conduit is consolidated in Holdings' results of operations. This is fully backed by a triple-A rated, third-party, one-year revolving liquidity back stop, which we have in turn fully backed. This conduit is consolidated in Holdings' results of operations.
- We participate in an A-1/P-1-rated multi-seller conduit. This multi-seller issues secured liquidity notes to provide financing. Our intention is to utilize this conduit for purposes of funding a portion of our contingent acquisition commitments. At November 30, 2007, we were contingently committed to provide $1.6 billion of liquidity if the conduit is unable to remarket the secured liquidity notes upon their maturity, generally, one year after a failed remarketing event. This conduit is not consolidated in Holdings' results of operations. For a further discussion of derivative transactions, see Note 9, "Commitments, Contingencies and Guarantees—Other Commitments and Guarantees," to the Consolidated Financial Statements.
- As a dealer and agent in the commercial paper market, we hold a minimal amount in inventory from various conduit programs, including the multi-seller conduit discussed above. At November 30, 2007, the amount of commercial paper in our inventory from conduit programs in which we participate, as dealer and/or agent, was approximately $850 million.

RISK MANAGEMENT

Our goal is to realize returns from our business commensurate with the risks assumed. Our business activities have inherent risks that we monitor, evaluate and manage through a comprehensive risk management structure. These risks include market, credit, liquidity, operational and reputational exposures, among others.

The bases of our risk control processes are:

- We establish policies to document our risk principles, our risk capacity and tolerance levels.
- We monitor and enforce adherence to our risk policies.
- We measure quantifiable risks using methodologies and models based on tested assumptions.
- We identify emerging risks through monitoring our portfolios, new business development, unusual or complex transactions and external events and market influences.
- We report risks to stakeholders.

RISK MANAGEMENT STRUCTURE

While risk cannot be completely eliminated, we have designed our internal control environment to put appropriate risk mitigants in place. Our control processes separate the duties of risk management from revenue generation and effect management oversight of the risk management function.

Our overall risk limits and risk management policies, including establishment of risk tolerance levels, are determined by the Risk Committee. The Risk Committee, which includes management's Executive Committee, the Global Head of Risk Management and certain other members of senior management, reviews our risk exposures, position concentrations and risk-taking activities on a weekly basis, or more frequently as needed. Our Risk Committee allocates the usage of capital to each of our businesses and establishes trading and credit limits for counterparties with a goal to maintain diversification of our businesses, counterparties and geographic presence.

The Global Risk Management Division (the "Division") is independent of revenue-generation but maintains a presence in our regional trading centers as well as in key sales offices. The Division's role is to assist in explaining our risks and making them clear to management and others. The organization of the Division reflects our integrated approach to risk management, bringing together the skill sets of credit, market, quantitative, sovereign and operational risk management groups.

MARKET RISK

Market risk is the potential change to the market value of our trading and investing positions. We assume market risk in our market-making, specialist, proprietary trading, investing and underwriting activities.

Market risk can result from changes in market variables, including:

- Changes in the level, slope or shape of yield curves (interest rates), widening or tightening of general spread levels (credit or credit-related spreads) and volatility of interest rates.
- Directional movements in prices and volatilities of individual equities, equity baskets and equity indices.
- Movement of domestic and foreign currency rates.
- Price movements of commodities such as electricity, natural gas, and oil.
- Changes in asset valuations.

Responsibility for defining and monitoring market risk tolerance levels is that of our Market Risk Management Department (the "MRM Department"). Based upon the MRM Department's established thresholds, management applies business judgment to mitigate these risks, managing our risk exposures by diversifying portfolios, limiting position sizes and establishing economic hedges. Both the MRM Department and management also rely upon the Quantitative Risk Management Department (the "QRM Department") to ensure that both quantifiable and unquantifiable risk is identified, assessed and managed.

Management and the MRM and QRM Departments use qualitative and quantitative risk measures and analyses such as sensitivity to changes in interest rates, prices, and implied volatilities. Stress testing, which measures the impact on the value of existing portfolios of specific changes in market factors for certain products, is performed with regularity. Scenario analyses, which estimate sensitivity to a set of predefined market and/or external events, are also conducted periodically. A statistical measure of the potential loss in the fair value of a portfolio due to adverse movements in underlying risk factors known as value-at-risk ("VaR") is also used to monitor and manage market risk.

VaR We estimate VaR using a model that simulates the impact market risk factors would have on our portfolio. Our calculation of VaR is an approximation of earning and loss distributions our portfolio would realize if current market risks were observed in historical markets. Our method uses four years of historical data, weighted to give greater impact to more recent time periods in simulating potential changes in market risk factors, and estimates the amount that our current portfolio could lose with a specified degree of confidence, over a given time interval.

For the table below, a one-day time interval and a 95% confidence level were used. This means that there is a 1-in-20 chance that daily trading net revenue losses on a particular day would exceed the reported VaR.

In a historical simulation VaR, portfolio positions have offsetting risk characteristics, referred to as diversification benefit. We measure the diversification benefit within our portfolio by historically simulating how the positions in our current portfolio would have behaved in relation to each other as opposed to using a static estimate of a diversification benefit, which remains relatively constant from period to period. From time to time there will be changes in our historical simulation VaR due to changes in the diversification benefit across our portfolio of financial instruments.

VaR measures have inherent limitations including: historical market conditions and historical changes in market risk factors may not be accurate predictors of future market conditions or future market risk factors; VaR measurements are based on current positions, while future risk depends on future positions; and VaR based on a one-day measurement period does not fully capture the market risk of positions that cannot be liquidated or hedged within one day. VaR is not intended to capture worst case scenario losses and we could incur losses greater than the VaR amounts reported.

There is no uniform industry methodology for estimating VaR. Different assumptions concerning the number of risk factors, the duration of the time series and daily changes in these risk factors, as well as different methodologies could produce materially different results and therefore caution should be used when comparing VaR measures among comparable institutions.

VaR – HISTORICAL SIMULATION

	AVERAGE VaR FOR YEAR ENDED		HIGH/LOW VAR FOR YEAR ENDED NOVEMBER 30, 2007		2006	
IN MILLIONS	NOV 30, 2007	NOV 30, 2006	HIGH	LOW	HIGH	LOW
Interest rate risk	$ 64	$ 35	$123	$ 33	$ 64	$ 23
Equity price risk	43	19	79	21	31	11
Foreign exchange risk	9	5	16	5	7	2
Commodity risk	7	4	16	4	11	1
Diversification benefit	(32)	(21)				
	$ 91	$ 42	$155	$ 48	$ 74	$ 29

	AT				
IN MILLIONS	NOV 30, 2007	AUG 31, 2007	MAY 31, 2007	FEB 28, 2007	NOV 30, 2006
Interest rate risk	$ 96	$ 79	$ 51	$ 58	$ 48
Equity price risk	50	46	54	26	20
Foreign exchange risk	11	7	6	7	5
Commodity risk	13	8	7	5	6
Diversification benefit	(46)	(40)	(31)	(21)	(25)
	$ 124	$100	$ 87	$ 75	$ 54

	AVERAGE VaR THREE MONTHS ENDED				
IN MILLIONS	NOV 30, 2007	AUG 31, 2007	MAY 31, 2007	FEB 28, 2007	NOV 30, 2006
Interest rate risk	$ 89	$ 68	$ 54	$ 41	$ 41
Equity price risk	51	45	43	34	20
Foreign exchange risk	10	8	7	11	5
Commodity risk	11	8	6	5	5
Diversification benefit	(37)	(33)	(32)	(28)	(23)
	$124	$ 96	$ 78	$ 63	$ 48

The increase in both the period end and quarterly average historical simulation VaR was primarily due to increased market volatilities which increased the overall risk across multiple business segments. Coincident with the increased market volatilities across many asset classes was a reduction in diversification between the individual components of market risk.

As part of our risk management control processes, we monitor daily trading net revenues compared with reported historical simulation VaR as of the end of the prior business day. In the 2007 fiscal year, there were four days or 1.6% of days in the period, all occurring in the second half of the twelve month period, when our daily net trading loss exceeded our historical simulation VaR as measured at the close of the previous business day. This compares with an expectation that actual losses would exceed daily net trading losses on 5% of occasions using a 95% confidence level.

Real estate investments are not financial instruments and therefore not contemplated within the VaR calculation. We use stress testing to evaluate risks associated with our real estate portfolios. As of November 30, 2007, we had approximately $21.9 billion of real estate investments; however, our net investment at risk was limited to $12.8 billion as a portion of these assets have been financed on a non-recourse basis. As of November 30, 2007, we estimate that a hypothetical 10% decline in the underlying property values associated with the non-syndicated investments would have resulted in a net revenue loss of approximately $980 million.

CREDIT RISK

Credit risk represents the loss incurred as a result of failure by a client, counterparty or issuer to meet its contractual obligations. Credit risk is inherent in traditional banking products – loans, commitments to lend and contingent liabilities – and in "traded" products – derivative contracts such as forwards, swaps and options, repurchase agreements (repos and reverse repos), debt securities and securities borrowing and lending transactions.

Management and in particular our Credit Risk Management Department (the "CRM Department") define and monitor credit risk and exposure. The CRM Department approves counterparties, assigns internal risk ratings, and establishes credit limits, among other risk mitigation procedures. The CRM Department monitors and reviews counterparty risk ratings, current credit exposures and potential credit exposures across products and recommends valuation adjustments, when appropriate. Given market events or counterparties' changes in financial conditions, additional review and adjustment procedures may be undertaken. We also seek to reduce our current and potential credit exposures by entering into agreements that: offset receivables from and payables to a counterparty; obtain upfront or contingent collateral from counterparties; provide a third-party guarantee for a counterparty's obligations; and transfer our credit risk to third parties using structures or techniques such as credit derivatives. Working with the MRM Department, the CRM Department also participates in transaction approval, where the risks of the transaction on a stand-alone basis as well as our aggregate risk exposure to the obligor are considered.

Credit Risk on Derivatives Derivatives are exchange traded or privately negotiated contracts that derive their value from an underlying asset. Derivatives are useful for risk management because the fair values or cash flows of derivatives can be used to offset the changes in fair values or cash flows of other financial instruments. In addition to risk management, we enter into derivative transactions for purposes of client transactions or establishing trading positions. The presentation of derivatives in our Consolidated Statement of Financial Position is net of payments and receipts and, in instances where management determines a legal right of offset exists as a result of a netting agreement, net-by-counterparty. Risk for an OTC derivative includes credit risk associated with the counterparty in the negotiated contract and continues for the duration of that contract.

The fair value of our OTC derivative assets at November 30, 2007 and 2006, was $41.3 billion and $19.5 billion, respectively; however, we view our net credit exposure to have been $34.6 billion and $15.6 billion at November 30, 2007 and 2006, respectively, representing the fair value of OTC derivative contracts in a net receivable position after consideration of collateral.

The following tables set forth the fair value of OTC derivative assets and liabilities by contract type and related net credit exposure, as of November 30, 2007 and November 30, 2006, respectively.

FAIR VALUE OF OTC DERIVATIVE CONTRACTS BY MATURITY

	NOVEMBER 30, 2007						
IN MILLIONS	LESS THAN 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	GREATER THAN 10 YEARS	CROSS MATURITY, CROSS PRODUCT AND CASH COLLATERAL NETTING[1]	OTC DERIVATIVES	NET CREDIT EXPOSURE
ASSETS							
Interest rate, currency and credit default swaps and options	$ 4,814	$ 22,407	$ 13,915	$ 15,901	$(35,009)	$ 22,028	$ 21,718
Foreign exchange forward contracts and options	2,940	432	390	166	(1,449)	2,479	1,954
Other fixed income securities contracts[2]	8,015	866	89	15	(535)	8,450	6,890
Equity contracts	4,615	2,469	629	2,470	(1,826)	8,357	4,043
	$ 20,384	$ 26,174	$ 15,023	$ 18,552	$(38,819)	$ 41,314	$ 34,605
LIABILITIES							
Interest rate, currency and credit default swaps and options	$ 4,499	$ 12,355	$ 11,483	$ 11,873	$(29,295)	$ 10,915	
Foreign exchange forward contracts and options	3,578	540	530	126	(1,886)	2,888	
Other fixed income securities contracts[3]	5,474	608	322	2	(382)	6,024	
Equity contracts	5,007	5,584	795	2,928	(5,035)	9,279	
	$ 18,558	$ 19,087	$ 13,130	$ 14,929	$(36,598)	$ 29,106	

(1) Cross-maturity netting represents the netting of receivable balances with payable balances for the same counterparty across maturity and product categories. Receivable and payable balances with the same counterparty in the same maturity category are netted within the maturity category when appropriate. Cash collateral received or paid is netted on a counterparty basis, provided legal right of offset exists. Assets and liabilities at November 30, 2007 were netted down for cash collateral of approximately $19.7 billion and $17.5 billion, respectively.

(2) Includes commodity derivative assets of $1.5 billion.

(3) Includes commodity derivative liabilities of $1.5 billion.

IN MILLIONS	NOVEMBER 30, 2006 LESS THAN 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	GREATER THAN 10 YEARS	CROSS MATURITY, CROSS PRODUCT AND CASH COLLATERAL NETTING[1]	OTC DERIVATIVES	NET CREDIT EXPOSURE
ASSETS							
Interest rate, currency and credit default swaps and options	$ 1,514	$ 7,332	$ 10,121	$ 8,792	$(19,125)	$ 8,634	$ 8,848
Foreign exchange forward contracts and options	2,560	472	62	43	(1,345)	1,792	1,049
Other fixed income securities contracts[2]	4,305	3	—	—	—	4,308	3,856
Equity contracts	3,142	2,741	870	362	(2,376)	4,739	1,854
	$ 11,521	$ 10,548	$ 11,053	$ 9,197	$(22,846)	$ 19,473	$ 15,607
LIABILITIES							
Interest rate, currency and credit default swaps and options	$ 2,262	$ 5,481	$ 5,012	$ 6,656	$(13,720)	$ 5,691	
Foreign exchange forward contracts and options	3,204	883	240	33	(2,215)	2,145	
Other fixed income securities contracts(3)	2,596	8	—	—	—	2,604	
Equity contracts	3,375	3,736	1,377	260	(4,004)	4,744	
	$ 11,437	$ 10,108	$ 6,629	$ 6,949	$(19,939)	$ 15,184	

[1] Cross-maturity netting represents the netting of receivable balances with payable balances for the same counterparty across maturity and product categories. Receivable and payable balances with the same counterparty in the same maturity category are netted within the maturity category when appropriate. Cash collateral received or paid is netted on a counterparty basis, provided legal right of offset exists. Assets and liabilities at November 30, 2006 were netted down for cash collateral of approximately $11.1 billion and $8.2 billion, respectively.

[2] Includes commodity derivative assets of $268 million.

[3] Includes commodity derivative liabilities of $277 million.

Presented below is an analysis of net credit exposure at November 30, 2007 and 2006 for OTC contracts based on actual ratings made by external rating agencies or by equivalent ratings established and used by our CRM Department.

NET CREDIT EXPOSURE

COUNTERPARTY RISK RATING	S&P/MOODY'S EQUIVALENT	LESS THAN 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	GREATER THAN 10 YEARS	TOTAL NOVEMBER 30, 2007	TOTAL NOVEMBER 30, 2006
iAAA	AAA/Aaa	5%	5%	6%	8%	24%	14%
iAA	AA/Aa	14	5	3	4	26	39
iA	A/A	10	5	6	16	37	31
iBBB	BBB/Baa	3	1	1	2	7	11
iBB	BB/Ba	2	1	—	—	3	4
iB or lower	B/B1 or lower	1	1	1	—	3	1
		35%	18%	17%	30%	100%	100%

REVENUE VOLATILITY

The overall effectiveness of our risk management practices can be evaluated on a broader perspective when analyzing the distribution of daily net trading revenues over time. We consider net trading revenue volatility over time to be a comprehensive evaluator of our overall risk management practices because it incorporates the results of virtually all of our trading activities and types of risk.

The following table shows a measure of daily trading net revenue volatility, utilizing actual daily trading net revenues over the previous rolling 250 trading days at a 95% confidence level. This measure represents the loss relative to the median actual daily trading net revenues over the previous rolling 250 trading days, measured at a 95% confidence level. This means there is a 1-in-20 chance that actual daily trading net revenues would be expected to decline by an amount in excess of the reported revenue volatility measure.

IN MILLIONS	AVERAGE REVENUE VOLATILITY FOR YEAR ENDED NOVEMBER 30, 2007	2006	HIGH/LOW REVENUE VOLATILITY FOR YEAR ENDED NOVEMBER 30, 2007 HIGH	2007 LOW	2006 HIGH	2006 LOW
Interest rate risk	$ 38	$ 25	$ 75	$ 27	$ 28	$ 23
Equity price risk	29	19	45	23	24	14
Foreign exchange risk	5	3	7	5	5	2
Commodity risk	3	1	5	2	4	2
Diversification benefit	(27)	(13)				
	$ 48	$ 35	$ 95	$ 33	$ 38	$ 34

IN MILLIONS	AT NOV 30, 2007	AUG 31, 2007	MAY 31, 2007	FEB 28, 2007	NOV 30, 2006
Interest rate risk	$ 75	$ 54	$ 31	$ 29	$ 27
Equity price risk	44	34	25	25	24
Foreign exchange risk	6	6	5	5	5
Commodity risk	4	4	3	2	2
Diversification benefit	(34)	$(35)	(28)	(26)	(21)
	$ 95	$ 63	$ 36	$ 35	$ 37

IN MILLIONS	AVERAGE REVENUE VOLATILITY THREE MONTHS ENDED NOV 30, 2007	AUG 31, 2007	MAY 31, 2007	FEB 28, 2007	NOV 30, 2006
Interest rate risk	$ 58	$ 35	$ 31	$ 28	$ 27
Equity price risk	41	28	25	24	23
Foreign exchange risk	6	5	5	5	5
Commodity risk	4	4	3	2	2
Diversification benefit	(34)	(28)	(27)	(24)	(21)
	$ 75	$ 44	$ 37	$ 35	$ 36

Average trading net revenue volatility measured in this manner was $48 million for the year ended November 30, 2007, a 37% increase from the comparable measure for the year ended November 30, 2006. The increase of this measurement in fiscal year 2007 was primarily driven by increased volatilities in overall markets.

The following chart sets forth the frequency distribution for daily trading net revenues for our Capital Markets and Investment Management business segments (including trading activity in the fixed income and equity markets undertaken on behalf of client investors and excluding any trading activity undertaken on behalf of those investors in private equity offerings) for the years ended November 30, 2007 and 2006:


NUMBER OF DAYS
100
90
80
70
60
50
40
30
20
10
2007
2006
16
2
17
3
27
31
51
95
59
77
49
26
17
11
14
5
<($25)
$ ($25)-0
$0-25
$25-50
$50-75
$75-100
$100-$125
>$125
IN MILLIONS

For the year ended November 30, 2007, the largest loss in daily trading net revenues on any single day was $137 million. For the year ended November 30, 2006, the largest loss in daily trading net revenues on any single day was $59 million.

LIQUIDITY RISK

Liquidity risk is the potential that we are unable to:

- Meet our payment obligations when due;
- Borrow funds in the market on an on-going basis and at an acceptable price to fund actual or proposed commitments; or
- Liquidate assets in a timely manner at a reasonable price.

Management's Finance Committee is responsible for developing, implementing and enforcing our liquidity, funding and capital policies. These policies include recommendations for capital and balance sheet size as well as the allocation of capital to the business units. Management's Finance Committee oversees compliance with policies and limits with the goal of ensuring we are not exposed to undue liquidity, funding or capital risk.

Our liquidity strategy seeks to ensure that we maintain sufficient liquidity to meet all of our funding obligations in all market environments. That strategy is centered on five principles:

- Maintaining a liquidity pool that is of sufficient size to cover expected cash outflows for one year in a stressed liquidity environment.
- Relying on secured funding only to the extent that we believe it would be available in all market environments.
- Diversifying our funding sources to minimize reliance on any given provider.
- Assessing our liquidity at the legal entity level. For example, because our legal entity structure can constrain liquidity available to Holdings, our liquidity pool excludes liquidity that is restricted from availability to Holdings.
- Maintaining a comprehensive funding action plan to manage a stress liquidity event, including a communication plan for regulators, creditors, investors and clients.

For further discussion of our liquidity positions, see "Liquidity, Funding and Capital Resources" in this MD&A.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risk may arise from mistakes, intentional or otherwise, in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted. Our businesses are highly dependent on our ability to daily process a large number of transactions across numerous and diverse markets in many currencies, and these transactions have become increasingly complex. Consequently, we rely heavily on our financial, accounting and other data processing systems. In recent years, we have substantially upgraded and expanded the capabilities of our data processing systems and other operating technology, and we expect that we will need to continue to upgrade and expand in the future to avoid disruption of, or constraints on, our operations.

The Operational Risk Management Department is responsible for implementing and maintaining our overall global operational risk management framework, which seeks to minimize these risks through assessing, reporting, monitoring and mitigating operational risks.

We have a company-wide business continuity plan (the "BCP"). The BCP objective is to ensure that we can continue critical operations with limited processing interruption in the event of a business disruption. The business continuity group manages our internal incident response process and develops and maintains continuity plans for critical business functions and infrastructure. This includes determining how vital business activities will be performed until normal processing capabilities can be restored. The business continuity group is also responsible for facilitating disaster recovery and business continuity training and preparedness for our employees.

REPUTATIONAL AND OTHER RISK

We recognize that maintaining our reputation among clients, investors, regulators and the general public is critical. Maintaining our reputation depends on a large number of factors, including the selection of our clients and the conduct of our business activities. We seek to maintain our reputation by screening potential clients and by conducting our business activities in accordance with high ethical standards.

Potential clients are screened through a multi-step process that begins with the individual business units and product groups. In screening clients, these groups undertake a comprehensive review of the client and its background and the potential transaction to determine, among other things, whether they pose any risks to our reputation. Potential transactions are screened by independent committees in the Firm, which are composed of senior members from various corporate divisions of the Company including members of the Division. These committees review the nature of the client and its business, the due diligence conducted by the business units and product groups and the proposed terms of the transaction to determine overall acceptability of the proposed transaction. In so doing, the committees evaluate the appropriateness of the transaction, including a consideration of ethical and social responsibility issues and the potential effect of the transaction on our reputation.

We are exposed to other risks having an ability to adversely impact our business. Such risks include legal, geopolitical, tax and regulatory risks that may come to bear due to changes in local laws, regulations, accounting standards or tax statutes. To assist in the mitigation of such risks, we monitor and review regulatory, statutory or legal proposals that could impact our businesses. See "Certain Factors Affecting Results of Operations" above and "Risk Factors" in Part I, Item 1A in the Form 10-K.

2-FOR-1 STOCK SPLIT

On April 5, 2006, the stockholders of Holdings approved an increase in the Company's authorized shares of common stock to 1.2 billion from 600 million, and the Board of Directors approved a 2-for-1 common stock split, in the form of a stock dividend, for holders of record as of April 18, 2006, which was paid on April 28, 2006. On April 5, 2006, the Company's Restated Certificate of Incorporation was amended to effect the increase in authorized common shares.

ACCOUNTING AND REGULATORY DEVELOPMENTS

The following summarizes accounting standards that have been issued during the periods covered by the Consolidated Financial Statements and the effect of adoption on our results of operations, if any, actual or estimated.

SFAS 123(R) In December 2004, the FASB issued SFAS 123(R), which establishes standards of accounting for transactions in which an entity exchanges its equity instruments for goods and services and focuses primarily on accounting for transaction in which an entity obtains employee services in share-based payment transactions. Two key differences between SFAS No. 123, *Accounting for Stock-Based Compensation*, and SFAS 123(R) relate to the attribution of compensation costs to reporting periods and accounting for award forfeitures. SFAS 123(R) generally requires the immediate expensing of equity-based awards granted to retirement-eligible employees or awards granted subject to substantive non-compete agreements be expensed over the non-compete period. SFAS 123(R) also requires expected forfeitures to be included in determining stock-based employee compensation expense. We adopted SFAS 123(R) as of the beginning of our 2006 fiscal year and recognized an after-tax gain of approximately $47 million as the cumulative effect of a change in accounting principle attributable to the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred. For additional information, see Note 12, "Share-Based Employee Incentive Plans," to the Consolidated Financial Statements.

SFAS 155 In February 2006, the FASB issued SFAS 155, which permits an entity to measure at fair value any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. As permitted, we early adopted SFAS 155 in the first quarter of 2006. The effect of adoption resulted in a $24 million after-tax ($43 million pre-tax) decrease to opening retained earnings as of the beginning of our 2006 fiscal year, representing the difference between the fair value of these hybrid financial instruments and the prior carrying value as of November 30, 2005.

SFAS 156 In March 2006, the FASB issued SFAS 156, which permits entities to elect to measure servicing assets and servicing liabilities at fair value and report changes in fair value in earnings. As a result of adopting SFAS 156, we recognized an $18 million after-tax ($33 million pre-tax) increase to opening retained earnings in our 2006 fiscal year.

SFAS 157 In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value.

SFAS 157 also (i) nullifies the guidance in EITF No. 02-3, *Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs; (ii) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value; (iii) precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value; and (iv) requires costs related to acquiring financial instruments carried at fair value to be included in earnings as incurred.

We elected to early adopt SFAS 157 at the beginning of 2007 fiscal year and we recorded the difference between the carrying amounts and fair values of (i) stand-alone derivatives and/or certain hybrid financial instruments measured using the guidance in EITF 02-3 on recognition of a trading profit at the inception of a derivative, and (ii) financial instruments that are traded in active markets that were measured at fair value using block discounts, as a cumulative-effect adjustment to opening retained earnings. As a result of adopting SFAS 157, we recognized a $45 million after-tax ($78 million pre-tax) increase to opening retained earnings. For additional information regarding our adoption of SFAS 157, see Note 4, "Fair Value of Financial Instruments," to the Consolidated Financial Statements.

SFAS 158 In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Retirement Plans* ("SFAS 158"), which requires an employer to recognize the over- or under-funded status of its defined benefit postretirement plans as an asset or liability in its Consolidated Statement of Financial Condition, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans the benefit obligation is the projected benefit obligation while for other postretirement plans the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires an employer to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income/(loss) (net of tax), a component of Stockholders' equity. In accordance with the guidance in SFAS No.158, we adopted this provision of the standard for the year ended November 30, 2007. The adoption of SFAS No.158 reduced Accumulated other comprehensive income/(loss), by $210 million after-tax ($344 million pre-tax) at November 30, 2007.

SFAS 159 In February 2007, the FASB issued SFAS 159 which permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. The initial effect of adopting SFAS 159 must be accounted for as a cumulative-effect adjustment to opening retained earnings for the fiscal year in which we apply SFAS 159. Retrospective application of SFAS 159 to fiscal years preceding the effective date is not permitted.

We elected to early adopt SFAS 159 beginning in our 2007 fiscal year and to measure at fair value substantially all hybrid financial instruments not previously accounted for at fair value under SFAS No. 155, as well as certain deposit liabilities at our U.S. banking subsidiaries. We elected to adopt SFAS 159 for these instruments to reduce the complexity of accounting for these instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. As a result of adopting SFAS 159, we recognized a $22 million after-tax increase ($35 million pre-tax) to opening retained earnings as of December 1, 2006, representing the effect of changing the measurement basis of these financial instruments from an adjusted amortized cost basis at November 30, 2006 to fair value.

SFAS 141(R) In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. We are evaluating the impact of adoption on our Consolidated Financial Statements.

SFAS 160 In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for annual periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to fiscal years preceding the effective date are not permitted. We are evaluating the impact of adoption on our Consolidated Financial Statements.

FIN 48 In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of SFAS No. 109, *Accounting for Income Taxes*, uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in FIN 48. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. We must adopt FIN 48 as of the beginning of our 2008 fiscal year. We estimate that the effect of adopting FIN 48 at the beginning of the first quarter of 2008 to be a decrease to opening retained earnings of approximately $190 million.

SOP 07-1 In June 2007, the AICPA issued Statement of Position ("SOP") No. 07-1, *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies* ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide Investment Companies must be applied by an entity and whether those accounting principles must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. SOP 07-1 is effective for our fiscal year beginning December 1, 2008. We are evaluating the effect of adopting SOP 07-1 on our Consolidated Financial Statements.

EITF Issue No. 04-5 In June 2005, the FASB ratified the consensus reached in EITF 04-5 which requires general partners (or managing members in the case of limited liability companies) to consolidate their partnerships or to provide limited partners with either (i) rights to remove the general partner without cause or to liquidate the partnership; or (ii) substantive participation rights. As the general partner of numerous private equity and asset management partnerships, we adopted EITF 04-5 effective June 30, 2005 for partnerships formed or modified after June 29, 2005. For partnerships formed on or before June 29, 2005 that had not been modified, we adopted EITF 04-5 as of the beginning of our 2007 fiscal year. The adoption of EITF 04-5 did not have a material effect on our Consolidated Financial Statements.

FSP FIN 46(R)-6 In April 2006, the FASB issued FASB Staff Position ("FSP") FIN 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)* ("FSP FIN 46(R)-6"). This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R) by requiring an analysis of the purpose for which an entity was created and the variability that the entity was designed to create. We adopted FSP FIN 46(R)-6 on September 1, 2006 and applied it prospectively to all entities in which we first became involved after that date. Adoption of FSP FIN 46(R)-6 did not have a material effect on our Consolidated Financial Statements.

FSP FIN 39-1 In April 2007, the FASB directed the FASB Staff to issue FSP No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, *Offsetting of Amounts Related to Certain Contracts*, and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted.

FSP FIN 39-1 does not affect our Consolidated Financial Statements because it clarified the acceptability of existing market practice, which we use, of netting cash collateral against net derivative assets and liabilities.

FSP FIN 48-1 In May 2007, the FASB directed the FASB Staff to issue FSP No. FIN 48-1, *Definition of "Settlement" in FASB Interpretation No. 48* ("FSP FIN 48-1"). Under FSP FIN 48-1, a previously unrecognized tax benefit may be subsequently recognized if the tax position is effectively settled and other specified criteria are met. We are evaluating the effect of adopting FSP FIN 48-1 on our Consolidated Financial Statements as part of our evaluation of the effect of adopting FIN 48.

FSP FIN 46(R)-7 In May 2007, the FASB directed the FASB Staff to issue FSP No. FIN 46(R)-7, *Application of FASB Interpretation No. 46(R) to Investment Companies* ("FSP FIN 46(R)-7"). FSP FIN 46(R)-7 makes permanent the temporary deferral of the application of the provisions of FIN 46(R) to unregistered investment companies, and extends the scope exception from applying FIN 46(R) to include registered investment companies. FSP FIN 46(R)-7 is effective upon adoption of SOP 07-1. We are evaluating the effect of adopting FSP FIN 46(R)-7 on our Consolidated Financial Statements.

SAB 108 In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 specifies how the carryover or reversal of prior-year unrecorded financial statement misstatements should be considered in quantifying a current-year misstatement. SAB 108 requires an approach that considers the amount by which the current-year statement of income is misstated ("rollover approach") and an approach that considers the cumulative amount by which the current-year statement of financial condition is misstated ("iron-curtain approach"). Prior to the issuance of SAB 108, either the rollover or iron-curtain approach was acceptable for assessing the materiality of financial statement misstatements. SAB 108 became effective for our fiscal year ended November 30, 2006. Upon adoption, SAB 108 allowed a cumulative-effect adjustment to opening retained earnings at December 1, 2005 for prior-year misstatements that were not material under a prior approach but that were material under the SAB 108 approach. Adoption of SAB 108 did not affect our Consolidated Financial Statements.

SAB 109 In November 2007, the SEC issued SAB No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* ("SAB 109"). SAB 109 supersedes SAB No. 105, *Loan Commitments Accounted for as Derivative Instruments* ("SAB 105"), and expresses the view consistent with the guidance in SFAS 156 and SFAS 159, that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also expressed the view that internally-developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 retains that view and broadens its application to all written loan commitments that are accounted for at fair value through earnings. Adoption of SAB 109 did not have a material affect on our Consolidated Financial Statements.

Effect of Adoption The table presented below summarizes the impact of adoption from the accounting developments summarized above on our results of operations, if any, actual or estimated:

IN MILLIONS	DATE OF ADOPTION	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	RETAINED EARNINGS	NET INCOME
YEAR ENDED NOVEMBER 30, 2006				
SFAS 123(R)	December 1, 2005			$ 47
SFAS 155	December 1, 2005		$ (24)	
SFAS 156	December 1, 2005		18	
YEAR ENDED NOVEMBER 30, 2007				
SFAS 157	December 1, 2006		45	
SFAS 158	November 30, 2007	$(210)		
SFAS 159	December 1, 2006		22	
ESTIMATED IMPACT TO YEAR ENDED NOVEMBER 30, 2008				
FIN 48	December 1, 2007		(190)	

The ASF Framework On December 6, 2007, the American Securitization Forum ("ASF"), working with various constituency groups as well as representatives of U.S. federal government agencies, issued the *Streamlined Foreclosure and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans* (the "ASF Framework"). The ASF Framework provides guidance for servicers to streamline borrower evaluation procedures and to facilitate the use of foreclosure and loss prevention efforts in an attempt to reduce the number of U.S. subprime residential mortgage borrowers who might default in the coming year because the borrowers cannot afford to pay the increased loan interest rate after their U.S. subprime residential mortgage variable loan rate resets. The ASF Framework requires a borrower and its

U.S. subprime residential mortgage variable loan to meet specific conditions to qualify for a modification under which the qualifying borrower's loan's interest rate would be kept at the existing rate, generally for five years following an upcoming reset period. The ASF Framework is focused on U.S. subprime first-lien adjustable-rate residential mortgages that have an initial fixed interest rate period of 36 months or less, are included in securitized pools, were originated between January 1, 2005 and July 31, 2007, and have an initial interest rate reset date between January 1, 2008 and July 31, 2010 (defined as "Segment 2 Subprime ARM Loans" within the ASF Framework).

On January 8, 2008, the SEC's Office of Chief Accountant (the "OCA") issued a letter (the "OCA Letter") addressing accounting issues that may be raised by the ASF Framework. Specifically, the OCA Letter expressed the view that if a Segment 2 Subprime ARM Loan is modified pursuant to the ASF Framework and that loan could legally be modified, the OCA will not object to continued status of the transferee as a QSPE under SFAS 140. Concurrent with the issuance of the OCA Letter, the OCA requested the FASB to immediately address the issues that have arisen in the application of the QSPE guidance in SFAS 140. Any loan modifications we make in accordance with the ASF Framework will not have a material affect on our accounting for U.S. subprime residential mortgage loans nor securitizations or retained interests in securitizations of U.S. subprime residential mortgage loans.

Basel II As of December 1, 2005, Holdings became regulated by the SEC as a CSE. This supervision imposes group-wide supervision and examination by the SEC, minimum capital requirements on a consolidated basis and reporting (including reporting of capital adequacy measurement consistent with the standards adopted by the Basel Committee on Banking Supervision) and notification requirements.

The Basel Committee on Banking Supervision published an updated framework to calculate risk-based capital requirements in June 2004 ("Basel II"). In September 2006, U.S. federal bank regulators announced their intent to implement Basel II in the U.S. On December 10, 2007, the U.S. federal bank regulators published final rules implementing the Basel II framework for the calculation of minimum capital requirements. Within the minimum capital requirements, or "first pillar" of Basel II, the federal rules deal only with the capital risk or banking book component. U.S. federal bank regulators have indicated that final rules to update market risk or trading book rules will be issued in the near future.

Basel II is meant to be applied on a consolidated basis for banking institutions or bank holding companies that have consolidated total assets of $250 billion or more and/or consolidated total on-balance-sheet foreign exposure of $10 billion or more. Basel II provides two broad methods for calculating minimum capital requirements related to credit risk (i) a standardized approach that relies heavily upon external credit assessments by major independent credit rating agencies; and (ii) an internal ratings-based approach that permits the use of internal rating assessments in determining required capital.

The time frame in which Basel II requirements would become effective for U.S. banking institutions or bank holding companies is contemplated to be (i) one or more years of parallel calculation, in which an entity would remain subject to existing risk-based capital rules but also calculate its risk-based capital requirements under the new Basel II framework; and (ii) two or three transition years, during which an entity would be subject to the new framework and an entity's minimum risk-based capital would be subject to a floor.

The Basel II framework is anticipated to impact our minimum capital requirements and reporting (including reporting of capital adequacy measurements) as a CSE.

EFFECTS OF INFLATION

Because our assets are, to a large extent, liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects such expenses as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the prices of services we offer. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our consolidated financial condition and results of operations in certain businesses.

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Lehman Brothers Holdings Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of November 30, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of November 30, 2007, the Company's internal control over financial reporting is effective based on those criteria.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of Lehman Brothers Holdings Inc.

We have audited Lehman Brothers Holdings Inc.'s (the "Company") internal control over financial reporting as of November 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Assessment of Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of the Company as of November 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2007 of the Company and our report dated January 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
January 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of Lehman Brothers Holdings Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Holdings Inc. (the "Company") as of November 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lehman Brothers Holdings Inc. at November 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Lehman Brothers Holdings Inc.'s internal control over financial reporting as of November 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
January 28, 2008

CONSOLIDATED STATEMENT OF INCOME

	Year Ended November 30,		
IN MILLIONS, EXCEPT PER SHARE DATA	**2007**	**2006**	**2005**
REVENUES			
Principal transactions	**$ 9,197**	$ 9,802	$ 7,811
Investment banking	**3,903**	3,160	2,894
Commissions	**2,471**	2,050	1,728
Interest and dividends	**41,693**	30,284	19,043
Asset management and other	**1,739**	1,413	944
Total revenues	**59,003**	46,709	32,420
Interest expense	**39,746**	29,126	17,790
Net revenues	**19,257**	17,583	14,630
NON-INTEREST EXPENSES			
Compensation and benefits	**9,494**	8,669	7,213
Technology and communications	**1,145**	974	834
Brokerage, clearance and distribution fees	**859**	629	548
Occupancy	**641**	539	490
Professional fees	**466**	364	282
Business development	**378**	301	234
Other	**261**	202	200
Total non-personnel expenses	**3,750**	3,009	2,588
Total non-interest expenses	**13,244**	11,678	9,801
Income before taxes and cumulative effect of accounting change	**6,013**	5,905	4,829
Provision for income taxes	**1,821**	1,945	1,569
Income before cumulative effect of accounting change	**4,192**	3,960	3,260
Cumulative effect of accounting change	**—**	47	—
Net income	**$ 4,192**	$ 4,007	$ 3,260
Net income applicable to common stock	**$ 4,125**	$ 3,941	$ 3,191
Earnings per basic common share:			
Before cumulative effect of accounting change	**$ 7.63**	$ 7.17	$ 5.74
Cumulative effect of accounting change	**—**	0.09	—
Earnings per basic common share	**$ 7.63**	$ 7.26	$ 5.74
Earnings per diluted common share:			
Before cumulative effect of accounting change	**$ 7.26**	$ 6.73	$ 5.43
Cumulative effect of accounting change	**—**	0.08	—
Earnings per diluted common share	**$ 7.26**	$ 6.81	$ 5.43
Dividends paid per common share	**$ 0.60**	$ 0.48	$ 0.40

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	November 30,	
IN MILLIONS	**2007**	**2006**
ASSETS		
Cash and cash equivalents	**$ 7,286**	$ 5,987
Cash and securities segregated and on deposit for regulatory and other purposes	**12,743**	6,091
Financial instruments and other inventory positions owned (includes $63,499 in 2007 and $42,600 in 2006 pledged as collateral)	**313,129**	226,596
Collateralized agreements:		
Securities purchased under agreements to resell	**162,635**	117,490
Securities borrowed	**138,599**	107,666
Receivables:		
Brokers, dealers and clearing organizations	**11,005**	7,449
Customers	**29,622**	18,470
Others	**2,650**	2,052
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,438 in 2007 and $1,925 in 2006)	**3,861**	3,269
Other assets	**5,406**	5,113
Identifiable intangible assets and goodwill (net of accumulated amortization of $340 in 2007 and $293 in 2006)	**4,127**	3,362
Total assets	**$691,063**	$503,545

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(continued)

	NOVEMBER 30,	
IN MILLIONS, EXCEPT SHARE DATA	2007	2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term borrowings and current portion of long-term borrowings (including $9,035 in 2007 and $6,064 in 2006 at fair value)	$ 28,066	$ 20,638
Financial instruments and other inventory positions sold but not yet purchased	149,617	125,960
Collateralized financings:		
Securities sold under agreements to repurchase	181,732	133,547
Securities loaned	53,307	23,982
Other secured borrowings (including $9,149 in 2007 and $0 in 2006 at fair value)	22,992	19,028
Payables:		
Brokers, dealers and clearing organizations	3,101	2,217
Customers	61,206	41,695
Accrued liabilities and other payables	16,039	14,697
Deposit liabilities at banks (including $15,986 in 2007 and $14,708 in 2006 at fair value)	29,363	21,412
Long-term borrowings (including $27,204 in 2007 and $11,025 in 2006 at fair value)	123,150	81,178
Total liabilities	668,573	484,354
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock	1,095	1,095
Common stock, $0.10 par value:		
Shares authorized: 1,200,000,000 in 2007 and 2006;		
Shares issued: 612,882,506 in 2007 and 609,832,302 in 2006;		
Shares outstanding: 531,887,419 in 2007 and 533,368,195 in 2006	61	61
Additional paid-in capital[1]	9,733	8,727
Accumulated other comprehensive loss, net of tax	(310)	(15)
Retained earnings	19,698	15,857
Other stockholders' equity, net	(2,263)	(1,712)
Common stock in treasury, at cost[1] (80,995,087 shares in 2007 and 76,464,107 shares in 2006)	(5,524)	(4,822)
Total common stockholders' equity	21,395	18,096
Total stockholders' equity	22,490	19,191
Total liabilities and stockholders' equity	$691,063	$503,545

[1] Balances and share amounts at November 30, 2006 reflect the April 28, 2006 2-for-1 common stock split, effected in the form of a 100% stock dividend.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	YEAR ENDED NOVEMBER 30,		
IN MILLIONS	**2007**	**2006**	**2005**
PREFERRED STOCK			
5.94% Cumulative, Series C:			
Beginning and ending balance	**$ 250**	$ 250	$ 250
5.67% Cumulative, Series D:			
Beginning and ending balance	**200**	200	200
7.115% Fixed/Adjustable Rate Cumulative, Series E:			
Beginning balance	**—**	—	250
Redemptions	**—**	—	(250)
Ending balance	**—**	—	—
6.50% Cumulative, Series F:			
Beginning and ending balance	**345**	345	345
Floating Rate (3% Minimum) Cumulative, Series G:			
Beginning and ending balance	**300**	300	300
Total preferred stock, ending balance	**1,095**	1,095	1,095
COMMON STOCK, PAR VALUE $0.10 PER SHARE			
Beginning and ending balance	**61**	61	61
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	**8,727**	6,283	5,834
Reclass from Common Stock Issuable and Deferred Stock Compensation under SFAS No. 123(R)	**—**	2,275	—
RSUs exchanged for Common Stock	**(580)**	(647)	184
Employee stock-based awards	**(832)**	(881)	(760)
Tax benefit from the issuance of stock-based awards	**434**	836	1,005
Amortization of RSUs, net	**1,898**	804	—
Other, net	**86**	57	20
Ending balance	**9,733**	8,727	6,283
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX			
Beginning balance	**(15)**	(16)	(19)
Translation adjustment, net[1]	**(85)**	1	3
Adoption of SFAS No. 158[2]	**(210)**	—	—
Ending balance	**$ (310)**	$ (15)	$ (16)

[1] Net of income tax benefit/(expense) of $2 in 2007, ($2) in 2006 and ($1) in 2005.

[2] Net of income tax benefit of $134.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(continued)

	YEAR ENDED NOVEMBER 30,		
IN MILLIONS	2007	2006	2005
RETAINED EARNINGS			
Beginning balance	**$15,857**	$12,198	$ 9,240
Cumulative effect of accounting changes[1]	**67**	(6)	—
Net income	**4,192**	4,007	3,260
Dividends declared:			
5.94% Cumulative, Series C Preferred Stock	**(15)**	(15)	(15)
5.67% Cumulative, Series D Preferred Stock	**(11)**	(11)	(11)
7.115% Fixed/Adjustable Rate Cumulative, Series E Preferred Stock	**—**	—	(9)
6.50% Cumulative, Series F Preferred Stock	**(22)**	(22)	(22)
Floating Rate (3% Minimum) Cumulative, Series G Preferred Stock	**(19)**	(18)	(12)
Common Stock	**(351)**	(276)	(233)
Ending balance	**19,698**	15,857	12,198
COMMON STOCK ISSUABLE			
Beginning balance	**—**	4,548	3,874
Reclass to Additional paid-in capital under SFAS 123(R)	**—**	(4,548)	—
RSUs exchanged for common stock	**—**	—	(832)
Deferred stock awards granted	**—**	—	1,574
Other, net	**—**	—	(68)
Ending balance	**—**	—	4,548
COMMON STOCK HELD IN RSU TRUST			
Beginning balance	**(1,712)**	(1,510)	(1,353)
Employee stock-based awards	**(1,039)**	(755)	(676)
RSUs exchanged for common stock	**534**	587	549
Other, net	**(46)**	(34)	(30)
Ending balance	**(2,263)**	(1,712)	(1,510)
DEFERRED STOCK COMPENSATION			
Beginning balance	**—**	(2,273)	(1,780)
Reclass to additional paid-in capital under SFAS 123(R)	**—**	2,273	—
Deferred stock awards granted	**—**	—	(1,574)
Amortization of RSUs, net	**—**	—	988
Other, net	**—**	—	93
Ending balance	**—**	—	(2,273)
COMMON STOCK IN TREASURY, AT COST			
Beginning balance	**(4,822)**	(3,592)	(2,282)
Repurchases of common stock	**(2,605)**	(2,678)	(2,994)
Shares reacquired from employee transactions	**(573)**	(1,003)	(1,163)
RSUs exchanged for common stock	**46**	60	99
Employee stock-based awards	**2,430**	2,391	2,748
Ending balance	**(5,524)**	(4,822)	(3,592)
Total stockholders' equity	**$22,490**	$19,191	$16,794

[1] The aggregate adoption impact of SFAS No. 157 and SFAS No. 159 are reflected for the year ended November 30, 2007. The aggregate adoption impact of SFAS No. 155 and SFAS No. 156 are reflected for the year ended November 30, 2006.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED NOVEMBER 30,		
IN MILLIONS	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 4,192**	$ 4,007	$ 3,260
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	**577**	514	426
Non-cash compensation	**1,791**	1,706	1,055
Cumulative effect of accounting change	**—**	(47)	—
Deferred tax provision/(benefit)	**418**	(60)	(502)
Tax benefit from the issuance of stock-based awards	**—**	—	1,005
Other adjustments	**(114)**	3	173
Net change in:			
Cash and securities segregated and on deposit for regulatory and other purposes	**(6,652)**	(347)	(1,659)
Financial instruments and other inventory positions owned	**(78,903)**	(46,102)	(36,652)
Resale agreements, net of repurchase agreements	**3,039**	6,111	(475)
Securities borrowed, net of securities loaned	**(1,608)**	(18,383)	(5,165)
Other secured borrowings	**3,964**	(4,088)	11,495
Receivables from brokers, dealers and clearing organizations	**(3,556)**	5	(4,054)
Receivables from customers	**(11,152)**	(5,583)	354
Financial instruments and other inventory positions sold but not yet purchased	**23,415**	15,224	14,156
Payables to brokers, dealers and clearing organizations	**884**	347	165
Payables to customers	**19,511**	9,552	4,669
Accrued liabilities and other payables	**302**	2,032	(801)
Other receivables and assets and minority interests	**(1,703)**	(1,267)	345
Net cash used in operating activities	**(45,595)**	(36,376)	(12,205)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, equipment and leasehold improvements, net	**(966)**	(586)	(409)
Business acquisitions, net of cash acquired	**(965)**	(206)	(38)
Proceeds from sale of business	**233**	—	—
Net cash used in investing activities	**(1,698)**	(792)	(447)
CASH FLOWS FROM FINANCING ACTIVITIES			
Derivative contracts with a financing element	**242**	159	140
Tax benefit from the issuance of stock-based awards	**434**	836	—
Issuance of short-term borrowings, net	**3,381**	4,819	84
Deposit liabilities at banks	**7,068**	6,345	4,717
Issuance of long-term borrowings	**86,302**	48,115	23,705
Principal payments of long-term borrowings, including the current portion of long term borrowings	**(46,255)**	(19,636)	(14,233)
Issuance of common stock	**84**	119	230
Issuance of treasury stock	**359**	518	1,015
Purchase of treasury stock	**(2,605)**	(2,678)	(2,994)
Retirement of preferred stock	**—**	—	(250)
Dividends paid	**(418)**	(342)	(302)
Net cash provided by financing activities	**48,592**	38,255	12,112
Net change in cash and cash equivalents	**1,299**	1,087	(540)
Cash and cash equivalents, beginning of period	**5,987**	4,900	5,440
Cash and cash equivalents, end of period	**$ 7,286**	$ 5,987	$ 4,900

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (IN MILLIONS):

Interest paid totaled $39,454, $28,684 and $17,893 in 2007, 2006 and 2005, respectively.

Income taxes paid totaled $1,476, $1,037 and $789 in 2007, 2006 and 2005, respectively.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	*Summary of Significant Accounting Policies*	*84*
Note 2	*Business Segments and Geographic Information*	*92*
Note 3	*Financial Instruments and Other Inventory Positions*	*94*
Note 4	*Fair Value of Financial Instruments*	*97*
Note 5	*Securities Received and Pledged as Collateral*	*101*
Note 6	*Securitizations and Special Purpose Entities*	*101*
Note 7	*Identifiable Intangible Assets and Goodwill*	*104*
Note 8	*Borrowings and Deposit Liabilities*	*105*
Note 9	*Commitments, Contingencies and Guarantees*	*108*
Note 10	*Stockholders' Equity*	*111*
Note 11	*Earnings per Common Share*	*112*
Note 12	*Share-Based Employee Incentive Plans*	*113*
Note 13	*Employee Benefit Plans*	*116*
Note 14	*Income Taxes*	*119*
Note 15	*Regulatory Requirements*	*121*
Note 16	*Quarterly Information (unaudited)*	*122*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Lehman Brothers Holdings Inc. ("Holdings") and subsidiaries (collectively, the "Company," the "Firm," "Lehman Brothers," "we," "us" or "our") serves the financial needs of corporations, governments and municipalities, institutional clients and high net worth individuals worldwide with business activities organized in three segments, Capital Markets, Investment Banking and Investment Management. Founded in 1850, Lehman Brothers maintains market presence in equity and fixed income sales, trading and research, investment banking, asset management, private investment management and private equity. The Firm is headquartered in New York, with regional headquarters in London and Tokyo, and operates in a network of offices in North America, Europe, the Middle East, Latin America and the Asia-Pacific region. We are a member of all principal securities and commodities exchanges in the U.S., and we hold memberships or associate memberships on several principal international securities and commodities exchanges, including the London, Tokyo, Hong Kong, Frankfurt, Paris, Milan and Australian stock exchanges.

BASIS OF PRESENTATION

The Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles and include the accounts of Holdings, our subsidiaries, and all other entities in which we have a controlling financial interest or are considered to be the primary beneficiary. All material inter-company accounts and transactions have been eliminated upon consolidation. Certain prior-period amounts reflect reclassifications to conform to the current year's presentation.

On April 5, 2006, the stockholders of Holdings approved an increase of its authorized shares of common stock to 1.2 billion from 600 million, and the Board of Directors approved a 2-for-1 common stock split, in the form of a stock dividend, that was effected on April 28, 2006. All share and per share amounts have been retrospectively adjusted for the increase in authorized shares and the stock split. For additional information about the stock split, see Note 11, "Earnings per Common Share," and Note 12, "Share-Based Employee Incentive Plans," to the Consolidated Financial Statements.

USE OF ESTIMATES

In preparing our Consolidated Financial Statements and accompanying notes, management makes various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in:

- measuring fair value of certain financial instruments;
- accounting for identifiable intangible assets and goodwill;
- establishing provisions for potential losses that may arise from litigation, regulatory proceedings and tax examinations;
- assessing our ability to realize deferred taxes; and
- valuing equity-based compensation awards.

Estimates are based on available information and judgment. Therefore, actual results could differ from our estimates and that difference could have a material effect on our Consolidated Financial Statements and notes thereto.

CONSOLIDATION POLICIES

The Consolidated Financial Statements include the accounts of Holdings and the entities in which the Company has a controlling financial interest. We determine whether we have a controlling financial interest in an entity by first determining whether the entity is a voting interest entity (sometimes referred to as a non-VIE), a variable interest entity ("VIE") or a qualified special purpose entity ("QSPE").

Voting Interest Entity Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently; and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. In accordance with Accounting Research Bulletin ("ARB") No. 51, *Consolidated Financial Statements*, and Statement of Financial Accounting Standards ("SFAS") No. 94, *Consolidation of All Majority-Owned Subsidiaries*, voting interest entities are consolidated when the Company has a controlling financial interest, typically more than 50 percent of an entity's voting interests.

Variable Interest Entity VIEs are entities that lack one or more voting interest entity characteristics. The Company consolidates VIEs in which it is the primary beneficiary. In accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46-R, *Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51* ("FIN 46(R)"), we are the primary beneficiary if we have a variable interest, or a combination of variable interests, that will either (i) absorb a majority of the VIEs expected losses; (ii) receive a majority of the VIEs expected residual returns; or (iii) both. To determine if we are the primary beneficiary of a VIE, we review, among other factors, the VIE's design, capital structure, contractual terms, which interests create or absorb variability and related party relationships, if any. Additionally, we may calculate our share of the VIE's expected losses and expected residual returns based upon the VIE's contractual arrangements and/or our position in the VIE's capital structure. This type of analysis is typically performed using expected cash flows allocated to the expected losses and expected residual returns under various probability-weighted scenarios.

Qualified Special Purpose Entity QSPEs are passive entities with limited permitted activities. SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125* ("SFAS 140"), establishes the criteria an entity must satisfy to be a QSPE, including types of assets held, limits on asset sales, use of derivatives and financial guarantees, and discretion exercised in servicing activities. In accordance with SFAS 140 and FIN 46(R), we do not consolidate QSPEs.

For a further discussion of our involvement with VIEs, QSPEs and other entities see Note 6, "Securitizations and Special Purpose Entities," to the Consolidated Financial Statements.

Equity-Method Investments Entities in which we do not have a controlling financial interest (and therefore do not consolidate) but in which we exert significant influence (generally defined as owning a voting interest of 20 percent to 50 percent, or a partnership interest greater than 3 percent) are accounted for either under Accounting Principles Board ("APB") Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock* or SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). For further discussion of our adoption of SFAS 159, see "Accounting and Regulatory Developments—SFAS 159" below.

Other When we do not consolidate an entity or apply the equity method of accounting, we present our investment in the entity at fair value. We have formed various non-consolidated private equity or other alternative investment funds with third-party investors that are typically organized as limited partnerships. We typically act as general partner for these funds, and when third-party investors have (i) rights to either remove the general partner without cause or to liquidate the partnership; or (ii) substantive participation rights, we do not consolidate these partnerships in accordance with Emerging Issue Task Force ("EITF") No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5").

A determination of whether we have a controlling financial interest in an entity and therefore our assessment of consolidation of that entity is initially made at the time we become involved with the entity. Certain events may occur which cause us to re-assess our initial determination of whether an entity is a VIE or non-VIE or whether we are the primary beneficiary if the entity is a VIE and therefore our assessment of consolidation of that entity. Those events generally are:

- The entity's governance structure is changed such that either (i) the characteristics or adequacy of equity at risk are changed, or (ii) expected returns or losses are reallocated among the participating parties within the entity.
- The equity investment (or some part thereof) is returned to the equity investors and other interests become exposed to expected returns or losses.
- Additional activities are undertaken or assets acquired by the entity that were beyond those anticipated previously.
- Participants in the entity acquire or sell interests in the entity.
- The entity receives additional equity at risk or curtails its activities in a way that changes the expected returns or losses.

CURRENCY TRANSLATION

Assets and liabilities of subsidiaries having non–U.S. dollar functional currencies are translated at exchange rates at the applicable Consolidated Statement of Financial Condition date. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating non-U.S. dollar functional currency into U.S. dollars, net of hedging gains or losses, are included in Accumulated other comprehensive income/(loss), net of tax, a component of Stockholders' equity. Gains or losses resulting from non-U.S. dollar currency transactions are included in the Consolidated Statement of Income.

REVENUE RECOGNITION POLICIES

Principal transactions Realized and unrealized gains or losses from Financial instruments and other inventory positions owned and Financial instruments and other inventory positions sold but not yet purchased, as well as the gains or losses from certain short- and long-term borrowing obligations, principally certain hybrid financial instruments, and certain deposit liabilities at banks that we measure at fair value are reflected in Principal transactions in the Consolidated Statement of Income.

Investment banking Underwriting revenues, net of related underwriting expenses, and revenues for merger and acquisition advisory and other investment banking-related services are recognized when services for the transactions are completed. In instances where our Investment Banking segment provides structuring services and/or advice in a capital markets-related transaction, we record a portion of the transaction-related revenue as Investment Banking fee revenues.

Commissions Commissions primarily include fees from executing and clearing client transactions on equities, options and futures markets worldwide. These fees are recognized on a trade-date basis.

Interest and dividends revenue and interest expense We recognize contractual interest on Financial instruments and other inventory positions owned and Financial instruments and other inventory positions sold but not yet purchased, excluding derivatives, on an accrual basis as a component of Interest and dividends revenue and Interest expense, respectively. We account for our secured financing activities and certain short- and long-term borrowings on an accrual basis with related interest recorded as interest revenue or interest expense, as applicable. Contractual interest expense on all deposit liabilities and certain hybrid financial instruments are recorded as a component of Interest expense.

Asset management and other Investment advisory fees are recorded as earned. In certain circumstances, we receive asset management incentive fees when the return on assets under management exceeds specified benchmarks. Incentive fees are generally based on investment performance over a twelve-month period and are not subject to adjustment after the measurement period ends. Accordingly, we recognize incentive fees when the measurement period ends.

We also receive private equity incentive fees when the returns on certain private equity or other alternative investment funds' investments exceed specified thresholds. Private equity incentive fees typically are based on investment results over a period greater than one year, and future investment underperformance could require amounts previously distributed to us to be returned to the funds. Accordingly, we recognize these incentive fees when all material contingencies have been substantially resolved.

INCOME TAXES

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. We recognize the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. Contingent liabilities related to income taxes are recorded when probable and reasonably estimable in accordance with SFAS No. 5, *Accounting for Contingencies*.

For a discussion of the impact of FIN 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"), see "Accounting and Regulatory Developments—FIN 48" below.

SHARE-BASED COMPENSATION

On December 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), using the prospective adoption method. Under this method of adoption, compensation expense was recognized over the related service periods based on the fair value of stock options and restricted stock units ("RSUs") granted for fiscal 2004 and fiscal 2005. Under SFAS 123, stock options granted in periods prior to fiscal 2004 continued to be accounted for under the intrinsic value method prescribed by APB No. 25, *Accounting for Stock Issued to Employees*. Accordingly, under SFAS 123 no compensation expense was recognized for stock option awards granted prior to fiscal 2004 because the exercise price equaled or exceeded the market value of our common stock on the grant date.

On December 1, 2005, we adopted SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)") using the modified-prospective transition method. Under this transition method, compensation cost recognized during fiscal 2006 includes: (i) compensation cost for all share-based awards granted prior to, but not yet vested as of, December 1, 2005, (including pre-fiscal-2004 options) based on the grant-date fair value and related service period estimates in accordance with the original provisions of SFAS 123; and (ii) compensation cost for all share-based awards granted subsequent to December 1, 2005, based on the grant-date fair value and related service periods estimated in accordance with the provisions of SFAS 123(R). Under the provisions of the modified-prospective transition method, results for fiscal 2005 were not restated.

SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas, including how to measure fair value and how to attribute compensation cost to reporting periods. Changes to the SFAS 123 fair value measurement and service period provisions prescribed by SFAS 123(R) include requirements to: (i) estimate forfeitures of share-based awards at the date of grant, rather than recognizing forfeitures as incurred as was permitted by SFAS 123; (ii) expense share-based awards granted to retirement-eligible employees and those employees with non-substantive non-compete agreements immediately, while our accounting practice under SFAS 123 was to recognize such costs over the stated service periods; (iii) attribute compensation costs of share-based awards to the future vesting periods, while our accounting practice under SFAS 123 included a partial attribution of compensation costs of share-based awards to services performed during the year of grant; and (iv) recognize compensation costs of all share-based awards (including amortizing pre-fiscal-2004 options) based on the grant-date fair value, rather than our accounting methodology under SFAS 123 which recognized pre-fiscal-2004 option awards based on their intrinsic value.

Prior to adopting SFAS 123(R) we presented the cash flows related to income tax deductions in excess of the compensation cost recognized on stock issued under RSUs and stock options exercised during the period ("excess tax benefits") as operating cash flows in the Consolidated Statement of Cash Flows. SFAS 123(R) requires excess tax benefits to be classified as financing cash flows. In addition, as a result of adopting SFAS 123(R), certain balance sheet amounts associated with share-based compensation costs have been reclassified within the equity section of the balance sheet. This change in presentation had no effect on our total equity. Effective December 1, 2005, Deferred stock compensation (representing unearned costs of RSU awards) and Common stock issuable are presented on a net basis as a component of Additional paid-in capital. See "Accounting and Regulatory Developments—SFAS 123(R)" below for a further discussion of SFAS 123(R) and the cumulative effect of this accounting change recognized in fiscal 2006.

EARNINGS PER SHARE

We compute earnings per share ("EPS") in accordance with SFAS No. 128, *Earnings per Share*. Basic EPS is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding, which includes RSUs for which service has been provided. Diluted EPS includes the components of basic EPS and also includes the dilutive effects of RSUs for which service has not yet been provided and employee stock options.

FINANCIAL INSTRUMENTS AND OTHER INVENTORY POSITIONS

Financial instruments and other inventory positions owned, excluding real estate held for sale, and Financial instruments and other inventory positions sold but not yet purchased are carried at fair value.

Real estate held for sale is accounted for at the lower of its carrying amount or fair value less cost to sell. For further discussion of our financial instruments and other inventory positions, see Note 3, "Financial Instruments and Other Inventory Positions," to the Consolidated Financial Statements.

Firm-owned securities pledged to counterparties who have the right, by contract or custom, to sell or repledge the securities are classified as Financial instruments and other inventory positions owned and are disclosed as pledged as collateral. For further discussion of our securities received and pledged as collateral, see Note 5, "Securities Received and Pledged as Collateral," to the Consolidated Financial Statements.

We adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157") effective December 1, 2006. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable prices are not available, we either use implied pricing from similar instruments or valuation models based on net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

Prior to December 1, 2006, we followed the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Brokers and Dealers in Securities*, when determining fair value for financial instruments, which permitted the recognition of a discount to the quoted price when determining the fair value for a substantial block of a particular security, when the quoted price was not considered to be readily realizable (*i.e.*, a block discount).

For further discussion of our adoption of SFAS 157, see "Accounting and Regulatory Developments—SFAS 157" below.

Derivative financial instruments Derivatives are financial instruments whose value is based on an underlying asset (*e.g.*, Treasury bond), index (*e.g.*, S&P 500) or reference rate (*e.g.*, LIBOR), and include futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. A derivative contract generally represents a future commitment to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments or physical assets at specified terms on a specified date. Over-the-counter ("OTC") derivative products are privately-negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

Derivatives are recorded at fair value and included in either Financial instruments and other inventory positions owned or Financial instruments and other inventory positions sold but not yet purchased in the Consolidated Statement of Financial Condition. Derivatives are presented net-by-counterparty when a legal right of offset exists; net across different products or positions when applicable provisions are stated in a master netting agreement; and/or net of cash collateral received or paid on a counterparty basis, provided legal right of offset exists.

We enter into derivative transactions both in a trading capacity and as an end-user. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities (collectively, "Trading-Related Derivatives"). For Trading-Related Derivatives, margins on futures contracts are included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable.

As an end-user, we primarily use derivatives to hedge our exposure to market risk (including foreign currency exchange and interest rate risks) and credit risks (collectively, "End-User Derivatives"). When End-User Derivatives are interest rate swaps they are measured at fair value through earnings and the carrying value of the related hedged item is adjusted through earnings for the effect of changes in the risk being hedged. The hedge ineffectiveness in these relationships is recorded in Interest expense in the Consolidated Statement of Income. When End-User Derivatives are used in hedges of net investments in non-U.S. dollar functional currency subsidiaries, the gains or losses are reported within Accumulated other comprehensive income/(loss), net of tax, in Stockholders' equity.

Prior to December 1, 2006, we followed EITF Issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3"). Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction was prohibited unless the fair value of that derivative was obtained from a quoted market price supported by comparison to other observable inputs or based on a valuation technique incorporating observable inputs. Subsequent to the inception date ("Day 1"), we recognized trading profits deferred at Day 1 in the period in which the valuation of the instrument became observable. The adoption of SFAS 157 nullified the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs. For further discussion of our adoption of SFAS 157, see "Accounting and Regulatory Developments—SFAS 157" below.

Securitization activities In accordance with SFAS 140, we recognize transfers of financial assets as sales, if control has been surrendered. We determine control has been surrendered when the following three criteria have been met:

- The transferred assets have been isolated from the transferor – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership (*i.e.*, a true sale opinion has been obtained);
- Each transferee (or, if the transferee is a QSPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both con-

strains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor; and

- The transferor does not maintain effective control over the transferred assets through either (i) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (ii) the ability to unilaterally cause the holder to return specific assets.

COLLATERALIZED LENDING AGREEMENTS AND FINANCINGS

Treated as collateralized agreements and financings for financial reporting purposes are the following:

- *Repurchase and resale agreements* Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities subsequently will be resold or repurchased plus accrued interest. We take possession of securities purchased under agreements to resell. The fair value of the underlying positions is compared daily with the related receivable or payable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the fair value of the underlying collateral remains sufficient.
- *Securities borrowed and securities loaned* Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. We value the securities borrowed and loaned daily and obtain additional cash as necessary to ensure these transactions are adequately collateralized. When we act as the lender of securities in a securities-lending agreement and we receive securities that can be pledged or sold as collateral, we recognize an asset, representing the securities received and a liability, representing the obligation to return those securities.
- *Other secured borrowings* Other secured borrowings principally reflect transfers accounted for as financings rather than sales under SFAS 140. Additionally, Other secured borrowings includes non-recourse financings of entities that we have consolidated because we are the primary beneficiaries of such entities.

LONG-LIVED ASSETS

Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated up to a maximum of 40 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which range up to 30 years. Equipment, furniture and fixtures are depreciated over periods of up to 10 years. Internal-use software that qualifies for capitalization under AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, is capitalized and subsequently amortized over the estimated useful life of the software, generally three years, with a maximum of seven years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized to the extent the carrying value of the asset exceeds its fair value.

IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

Identifiable intangible assets with finite lives are amortized over their expected useful lives, which range up to 15 years. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment. Goodwill is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

CASH EQUIVALENTS

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

ACCOUNTING AND REGULATORY DEVELOPMENTS

The following summarizes accounting standards that have been issued during the periods covered by the Consolidated Financial Statements and the effect of adoption on our results of operations, if any, actual or estimated.

SFAS 123(R) In December 2004, the FASB issued SFAS 123(R) which established standards of accounting for transactions in which an entity exchanges its equity instruments for goods and services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Two key differences between SFAS 123 and SFAS 123(R) relate to attribution of compensation costs to reporting periods and accounting for award forfeitures. SFAS 123(R) generally requires the immediate expensing of equity-based awards granted to retirement-eligible employees or awards granted subject to substantive non-compete agreements to be expensed over the non-compete period. SFAS 123(R) also requires expected forfeitures to be included in determining stock-based employee compensation expense. We adopted SFAS 123(R) as of the beginning of our 2006 fiscal year and recognized an after-tax gain of approximately $47 million as the cumulative effect of a change in accounting principle attributable to the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred. For additional information, see "Share-Based Compensation" above and Note 12, "Share-Based Employee Incentive Plans," to the Consolidated Financial Statements.

SFAS 155 In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140* ("SFAS 155"), which permits an entity to measure at fair value any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. As permitted, we early adopted SFAS 155 in the first quarter of 2006. The effect of adoption resulted in a $24 million after-tax ($43 million pre-tax) decrease to opening retained earnings as of the beginning of our

2006 fiscal year, representing the difference between the fair value of these hybrid financial instruments and the prior carrying value as of November 30, 2005.

SFAS 156 In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140* ("SFAS 156"), which permits entities to elect to measure servicing assets and servicing liabilities at fair value and report changes in fair value in earnings. As a result of adopting SFAS 156, we recognized an $18 million after-tax ($33 million pre-tax) increase to opening retained earnings in our 2006 fiscal year.

SFAS 157 In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value.

SFAS 157 also (i) nullifies the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs; (ii) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value; (iii) precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value; and (iv) requires costs related to acquiring financial instruments carried at fair value to be included in earnings as incurred.

We elected to early adopt SFAS 157 at the beginning of our 2007 fiscal year and we recorded the difference between the carrying amounts and fair values of (i) stand-alone derivatives and/or certain hybrid financial instruments measured using the guidance in EITF 02-3 on recognition of a trading profit at the inception of a derivative, and (ii) financial instruments that are traded in active markets that were measured at fair value using block discounts, as a cumulative-effect adjustment to opening retained earnings. As a result of adopting SFAS 157, we recognized a $45 million after-tax ($78 million pre-tax) increase to opening retained earnings. For additional information regarding our adoption of SFAS 157, see Note 4, "Fair Value of Financial Instruments," to the Consolidated Financial Statements.

SFAS 158 In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Retirement Plans* ("SFAS 158"), which requires an employer to recognize the over- or under-funded status of its defined benefit postretirement plans as an asset or liability in its Consolidated Statement of Financial Condition, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation; while for other postretirement plans the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires an employer to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income/(loss) (net of tax), a component of Stockholders' equity. In accordance with the guidance in SFAS No. 158, we adopted this provision of the standard for the year ended November 30, 2007. The adoption of SFAS No. 158 reduced Accumulated other comprehensive income/ (loss), by $210 million after-tax ($344 million pre-tax) at November 30, 2007.

SFAS 159 In February 2007, the FASB issued SFAS 159 which permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. The initial effect of adopting SFAS 159 must be accounted for as a cumulative-effect adjustment to opening retained earnings for the fiscal year in which we apply SFAS 159. Retrospective application of SFAS 159 to fiscal years preceding the effective date is not permitted.

We elected to early adopt SFAS 159 beginning in our 2007 fiscal year and to measure at fair value substantially all hybrid financial instruments not previously accounted for at fair value under SFAS No. 155, as well as certain deposit liabilities at our U.S. banking subsidiaries. We elected to adopt SFAS 159 for these instruments to reduce the complexity of accounting for these instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. As a result of adopting SFAS 159, we recognized a $22 million after-tax increase ($35 million pre-tax) to opening retained earnings as of December 1, 2006, representing the effect of changing the measurement basis of these financial instruments from an adjusted amortized cost basis at November 30, 2006 to fair value.

SFAS 141(R) In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. We are evaluating the impact of adoption on our Consolidated Financial Statements.

SFAS 160 In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for annual periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to fiscal years preceding the effective date are not permitted. We are evaluating the impact of adoption on our Consolidated Financial Statements.

FIN 48 In June 2006, the FASB issued FIN 48, which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of SFAS 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in FIN 48. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. We must adopt FIN 48 as of the beginning of our 2008 fiscal year. We estimate that the effect of adopting FIN 48 at the beginning of the first quarter of 2008 to be a decrease to opening retained earnings of approximately $190 million.

SOP 07-1 In June 2007, the AICPA issued Statement of Position ("SOP") No. 07-1, *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies* ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide Investment Companies must be applied by an entity and whether those accounting principles must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. SOP 07-1 is effective for our fiscal year beginning December 1, 2008. We are evaluating the effect of adopting SOP 07-1 on our Consolidated Financial Statements.

EITF Issue No. 04-5 In June 2005, the FASB ratified the consensus reached in EITF 04-5 which requires general partners (or managing members in the case of limited liability companies) to consolidate their partnerships or to provide limited partners with either (i) rights to remove the general partner without cause or to liquidate the partnership; or (ii) substantive participation rights. As the general partner of numerous private equity and asset management partnerships, we adopted EITF 04-5 effective June 30, 2005 for partnerships formed or modified after June 29, 2005. For partnerships formed on or before June 29, 2005 that had not been modified, we adopted EITF 04-5 as of the beginning of our 2007 fiscal year. The adoption of EITF 04-5 did not have a material effect on our Consolidated Financial Statements.

FSP FIN 46(R)-6 In April 2006, the FASB issued FASB Staff Position ("FSP") FIN 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)* ("FSP FIN 46(R)-6"). This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R) by requiring an analysis of the purpose for which an entity was created and the variability that the entity was designed to create. We adopted FSP FIN 46(R)-6 on September 1, 2006 and applied it prospectively to all entities in which we first became involved after that date. Adoption of FSP FIN 46(R)-6 did not have a material effect on our Consolidated Financial Statements.

FSP FIN 39-1 In April 2007, the FASB directed the FASB Staff to issue FSP No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, *Offsetting of Amounts Related to Certain Contracts*, and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. FSP FIN 39-1 does not affect our Consolidated Financial Statements because it clarified the acceptability of existing market practice, which we use, of netting cash collateral against net derivative assets and liabilities.

FSP FIN 48-1 In May 2007, the FASB directed the FASB Staff to issue FSP No. FIN 48-1, *Definition of "Settlement" in FASB Interpretation No. 48* ("FSP FIN 48-1"). Under FSP FIN 48-1, a previously unrecognized tax benefit may be subsequently recognized if the tax position is effectively settled and other specified criteria are met. We are evaluating the effect of adopting FSP FIN 48-1 on our Consolidated Financial Statements as part of our evaluation of the effect of adopting FIN 48.

FSP FIN 46(R)-7 In May 2007, the FASB directed the FASB Staff to issue FSP No. FIN 46(R)-7, *Application of FASB Interpretation No. 46(R) to Investment Companies* ("FSP FIN 46(R)-7"). FSP FIN 46(R)-7 makes permanent the temporary deferral of the application of the provisions of FIN 46(R) to unregistered investment companies, and extends the scope exception from applying FIN 46(R) to include registered investment companies. FSP FIN 46(R)-7 is effective upon adoption of SOP 07-1. We are evaluating the effect of adopting FSP FIN 46(R)-7 on our Consolidated Financial Statements.

SAB 108 In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 specifies how the carryover or reversal of prior-year unrecorded financial statement misstatements should be considered in quantifying a current-year misstatement. SAB 108 requires an approach that considers the amount by which the current-year statement of income is misstated ("rollover approach") and an approach that considers the cumulative amount by which the current-year statement of financial condition is misstated ("iron-curtain approach"). Prior to the issuance of SAB 108, either the rollover or iron-curtain approach was acceptable for assessing the materiality of financial statement misstatements. SAB 108 became effective for our fiscal year ended November 30, 2006. Upon adoption, SAB 108 allowed a cumulative-effect adjustment to opening retained earnings at December 1, 2005 for prior-year misstatements that were not material under a prior approach but that were material under the SAB 108 approach. Adoption of SAB 108 did not affect our Consolidated Financial Statements.

SAB 109 In November 2007, the SEC issued SAB No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* ("SAB 109"). SAB 109 supersedes SAB No. 105, *Loan Commitments Accounted for as Derivative Instruments* ("SAB 105"), and expresses the view, consistent with the guidance in SFAS 156 and SFAS 159, that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also expressed the view that internally-developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 retains that view and broadens its application to all written loan commitments that are accounted for at fair value through earnings. Adoption of SAB 109 did not have a material affect on our Consolidated Financial Statements.

Effect of Adoption The table presented below summarizes the impact of adoption from the accounting developments summarized above on our results of operations, if any, actual or estimated:

IN MILLIONS	DATE OF ADOPTION	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	RETAINED EARNINGS	NET INCOME
YEAR ENDED NOVEMBER 30, 2006				
SFAS 123(R)	December 1, 2005			$ 47
SFAS 155	December 1, 2005		$ (24)	
SFAS 156	December 1, 2005		18	
YEAR ENDED NOVEMBER 30, 2007				
SFAS 157	December 1, 2006		45	
SFAS 158	November 30, 2007	$(210)		
SFAS 159	December 1, 2006		22	
ESTIMATED IMPACT TO YEAR ENDED NOVEMBER 30, 2008				
FIN 48	December 1, 2007		(190)	

The ASF Framework On December 6, 2007, the American Securitization Forum ("ASF"), working with various constituency groups as well as representatives of U.S. federal government agencies, issued the *Streamlined Foreclosure and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans* (the "ASF Framework"). The ASF Framework provides guidance for servicers to streamline borrower evaluation procedures and to facilitate the use of foreclosure and loss prevention efforts in an attempt to reduce the number of U.S. subprime residential mortgage borrowers who might default in the coming year because the borrowers cannot afford to pay the increased loan interest rate after their U.S. subprime residential mortgage variable loan rate resets. The ASF Framework requires a borrower and its U.S. subprime residential mortgage variable loan to meet specific conditions to qualify for a modification under which the qualifying borrower's loan's interest rate would be kept at the existing rate, generally for five years following an upcoming reset period. The ASF Framework is focused on U.S. subprime first-lien adjustable-rate residential mortgages that have an initial fixed interest rate period of 36 months or less, are included in securitized pools, were originated between January 1, 2005 and July 31, 2007, and have an initial interest rate reset date between January 1, 2008 and July 31, 2010 (defined as "Segment 2 Subprime ARM Loans" within the ASF Framework).

On January 8, 2008, the SEC's Office of Chief Accountant (the "OCA") issued a letter (the "OCA Letter") addressing accounting issues that may be raised by the ASF Framework. Specifically, the OCA Letter expressed the view that if a Segment 2 Subprime ARM Loan is modified pursuant to the ASF Framework and that loan could legally be modified, the OCA will not object to continued status of the transferee as a QSPE under SFAS 140. Concurrent with the issuance of the OCA Letter, the OCA requested the FASB to immediately address the issues that have arisen in the application of the QSPE guidance in SFAS 140. Any loan modifications we make in accordance with the ASF Framework will not have a material affect on our accounting for U.S. subprime residential mortgage loans nor securitizations or retained interests in securitizations of U.S. subprime residential mortgage loans.

Basel II As of December 1, 2005, Holdings became regulated by the SEC as a consolidated supervised entity ("CSE"). This supervision imposes group-wide supervision and examination by the SEC, minimum capital requirements on a consolidated basis and reporting (including reporting of capital adequacy measurement consistent with the standards adopted by the Basel Committee on Banking Supervision) and notification requirements.

The Basel Committee on Banking Supervision published an updated framework to calculate risk-based capital requirements in June 2004 ("Basel II"). In September 2006, U.S. federal bank regulators announced their intent to implement Basel II in the U.S. On December 10, 2007, the U.S. federal bank regulators published final rules implementing the Basel II framework for the calculation of minimum capital requirements. Within the minimum capital requirements, or "first pillar" of Basel II, the federal rules deal only with the capital risk or banking book component. U.S. federal bank regulators have indicated that final rules to update market risk or trading book rules will be issued in the near future.

Basel II is meant to be applied on a consolidated basis for banking institutions or bank holding companies that have consolidated total assets of $250 billion or more and/or consolidated total on-balance-sheet foreign exposure of $10 billion or more. Basel II provides two broad methods for calculating minimum capital requirements related to credit risk (i) a standardized approach that relies heavily upon external credit assessments by major independent credit rating agencies; and (ii) an internal ratings-based approach that permits the use of internal rating assessments in determining required capital.

The time frame in which Basel II requirements would become effective for U.S. banking institutions or bank holding companies is contemplated to be (i) one or more years of parallel calculation, in which an entity would remain subject to existing risk-based capital rules but also calculate its risk-based capital requirements under the new Basel II framework; and (ii) two or three transition years, during which an entity would be subject to the new framework and an entity's minimum risk-based capital would be subject to a floor.

The Basel II framework is anticipated to impact our minimum capital requirements and reporting (including reporting of capital adequacy measurements) as a CSE.

NOTE 2 BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

BUSINESS SEGMENTS

We organize our business operations into three business segments: Capital Markets, Investment Banking and Investment Management.

Our business segment information for the periods ended in 2007, 2006 and 2005 is prepared using the following methodologies and generally represents the information that is relied upon by management in its decision-making processes:

- Revenues and expenses directly associated with each business segment are included in determining income before taxes.
- Revenues and expenses not directly associated with specific business segments are allocated based on the most relevant measures applicable, including each segment's revenues, headcount and other factors.
- Net revenues include allocations of interest revenue, interest expense and revaluation of certain long-term and short-term debt measured at fair value to securities and other positions in relation to the cash generated by, or funding requirements of, the underlying positions.
- Business segment assets include an allocation of indirect corporate assets that have been fully allocated to our segments, generally based on each segment's respective headcount figures.

Capital Markets Our Capital Markets segment is divided into two components:

Fixed Income We make markets in and trade municipal and public sector instruments, interest rate and credit products, mortgage-related securities and loan products, currencies and commodities. We also originate mortgages and we structure and enter into a variety of derivative transactions. We also provide research covering economic, quantitative, strategic, credit, relative value, index and portfolio analyses. Additionally, we provide financing, advice and servicing activities to the hedge fund community, known as prime brokerage services. We engage in certain proprietary trading activities and in principal investing in real estate that are managed within this component.

Equities We make markets in and trade equities and equity-related products and enter into a variety of derivative transactions. We also provide equity-related research coverage as well as execution and clearing activities for clients. Through our capital markets prime services, we provide prime brokerage services to the hedge fund community. We also engage in certain proprietary trading activities and private equity and other related investments.

Investment Banking We take an integrated approach to client coverage, organizing bankers into industry, product and geographic groups within our Investment Banking segment. Business activities provided to corporations and governments worldwide can be separated into:

Global Finance We serve our clients' capital raising needs through underwriting, private placements, leveraged finance and other activities associated with debt and equity products.

Advisory Services We provide business advisory services with respect to mergers and acquisitions, divestitures, restructurings, and other corporate activities.

Investment Management The Investment Management business segment consists of:

Asset Management We provide customized investment management services for high net worth clients, mutual funds and other small and middle market institutional investors. Asset Management also serves as general partner for private equity and other alternative investment partnerships and has minority stake investments in certain alternative investment managers.

Private Investment Management We provide investment, wealth advisory and capital markets execution services to high net worth and middle market institutional clients.

BUSINESS SEGMENTS

IN MILLIONS	CAPITAL MARKETS	INVESTMENT BANKING	INVESTMENT MANAGEMENT	TOTAL
AT AND FOR THE YEAR ENDED NOVEMBER 30, 2007				
Gross revenues	**$51,897**	**$ 3,903**	**$ 3,203**	**$59,003**
Interest expense	**39,640**	**—**	**106**	**39,746**
Net revenues	**12,257**	**3,903**	**3,097**	**19,257**
Depreciation and amortization expense	**432**	**48**	**97**	**577**
Other expenses	**7,626**	**2,832**	**2,209**	**12,667**
Income before taxes	**$ 4,199**	**$ 1,023**	**$ 791**	**$ 6,013**
Segment assets (in billions)	**$ 680.5**	**$ 1.4**	**$ 9.2**	**$ 691.1**
AT AND FOR THE YEAR ENDED NOVEMBER 30, 2006				
Gross revenues	$41,074	$ 3,160	$ 2,475	$46,709
Interest expense	29,068	—	58	29,126
Net revenues	12,006	3,160	2,417	17,583
Depreciation and amortization expense	377	42	95	514
Other expenses	6,909	2,458	1,797	11,164
Income before taxes	$ 4,720	$ 660	$ 525	$ 5,905
Segment assets (in billions)	$ 493.5	$ 1.3	$ 8.7	$ 503.5
AT AND FOR THE YEAR ENDED NOVEMBER 30, 2005				
Gross revenues	$27,545	$ 2,894	$ 1,981	$32,420
Interest expense	17,738	—	52	17,790
Net revenues	9,807	2,894	1,929	$14,630
Depreciation and amortization expense	308	36	82	426
Other expenses	5,927	2,003	1,445	9,375
Income before taxes	$ 3,572	$ 855	$ 402	$ 4,829
Segment assets (in billions)	$ 401.9	$ 1.2	$ 7.0	$ 410.1

NET REVENUES BY GEOGRAPHIC REGION

We organize our operations into three geographic regions:

- Europe and the Middle East, inclusive of our operations in Russia and Turkey;
- Asia-Pacific, inclusive of our operations in Australia and India; and
- the Americas.

Net revenues presented by geographic region are based upon the location of the senior coverage banker or investment advisor in the case of Investment Banking or Asset Management, respectively, or where the position was risk managed within Capital Markets and Private Investment Management. Certain revenues associated with U.S. products and services that result from relationships with international clients have been classified as international revenues using an allocation process. In addition, expenses contain certain internal allocations, such as regional transfer pricing, which are centrally managed. The methodology for allocating the Firm's revenues and expenses to geographic regions is dependent on the judgment of management.

The following presents, in management's judgment, a reasonable representation of each region's contribution to our operating results.

GEOGRAPHIC OPERATING RESULTS

	YEAR ENDED NOVEMBER 30,		
IN MILLIONS	2007	2006	2005
EUROPE AND THE MIDDLE EAST			
Net revenues	**$ 6,296**	$ 4,536	$ 3,601
Non-interest expense	**4,221**	3,303	2,689
Income before taxes	**2,075**	1,233	912
ASIA-PACIFIC			
Net revenues	**3,145**	1,809	1,650
Non-interest expense	**1,831**	1,191	872
Income before taxes	**1,314**	618	778
AMERICAS			
U.S.	**9,634**	11,116	9,270
Other Americas	**182**	122	109
Net revenues	**9,816**	11,238	9,379
Non-interest expense	**7,192**	7,184	6,240
Income before taxes	**2,624**	4,054	3,139
TOTAL			
Net revenues	**19,257**	17,583	14,630
Non-interest expense	**13,244**	11,678	9,801
Income before taxes	**$ 6,013**	$ 5,905	$ 4,829

NOTE 3 FINANCIAL INSTRUMENTS AND OTHER INVENTORY POSITIONS

Financial instruments and other inventory positions owned and Financial instruments and other inventory positions sold but not yet purchased were comprised of the following:

	OWNED		SOLD BUT NOT YET PURCHASED	
IN MILLIONS	NOV 30, 2007	NOV 30, 2006	NOV 30, 2007	NOV 30, 2006
Mortgage and asset-backed securities	**$ 89,106**	$ 57,726	**$ 332**	$ 80
Government and agencies	**40,892**	47,293	**71,813**	70,453
Corporate debt and other	**54,098**	43,764	**6,759**	8,836
Corporate equities	**58,521**	43,087	**39,080**	28,464
Real estate held for sale	**21,917**	9,408	**—**	—
Commercial paper and other money market instruments	**4,000**	2,622	**12**	110
Derivatives and other contractual agreements	**44,595**	22,696	**31,621**	18,017
	$313,129	$226,596	**$149,617**	$125,960

Mortgage and asset-backed securities Mortgage and asset-backed securities include residential and commercial whole loans and interests in residential and commercial mortgage-backed securitizations. Also included within Mortgage and asset-backed securities are securities whose cash flows are based on pools of assets in bankruptcy-remote entities, or collateralized by cash flows from a specified pool of underlying assets. The pools of assets may include, but are not limited to mortgages, receivables and loans.

It is our intent to sell through securitization or syndication activities, residential and commercial mortgage whole loans we originate, as well as those we acquire in the secondary market. We originated approximately $47 billion and $60 billion of residential mortgage loans in 2007 and 2006, respectively, and approximately $60 billion and $34 billion of commercial mortgage loans in 2007 and 2006, respectively.

Balances reported for Mortgage and asset-backed securities include approximately $12.8 billion and $5.5 billion in 2007 and 2006, respectively, of loans transferred to securitization vehicles where such transfers were accounted for as secured financings rather than sales under SFAS 140. The securitization vehicles issued securities that were distributed to investors. We do not consider ourselves to have economic exposure to the underlying assets in those securitization vehicles. For further discussion of our securitization activities, see Note 6, "Securitizations and Special Purpose Entities," to the Consolidated Financial Statements.

In 2007 and 2006, our inventory of Mortgage and asset-backed securities, excluding those that were accounted for as financings rather than sales under SFAS 140, generally included the following types of assets:

IN MILLIONS	NOVEMBER 30, 2007	NOVEMBER 30, 2006
RESIDENTIAL AND ASSET BACKED:		
Whole loans	$19,587	$18,749
Securities[1]	16,488	7,923
Servicing	1,183	829
Other	86	16
	$37,344	$27,517
COMMERCIAL:		
Whole loans	$26,200	$22,426
Securities[2]	12,180	1,948
Other	558	351
	$38,938	$24,725
Total	$76,282	$52,242

(1) Includes approximately $7.1 billion of investment grade retained interests in securitizations and approximately $1.6 billion of non-investment grade retained interests in securitizations at November 30, 2007. Includes approximately $5.3 billion of investment grade retained interests in securitizations and approximately $2.0 billion of non-investment grade retained interests in securitizations at November 30, 2006.

(2) Includes approximately $2.4 billion of investment grade retained interests in securitizations and approximately $0.03 billion of non-investment grade retained interests in securitizations at November 30, 2007. Includes approximately $0.6 billion of investment grade retained interests in securitizations at November 30, 2006.

In 2007 and 2006, our portfolio of U.S. subprime residential mortgages, a component of our Mortgage and asset-backed securities inventory, were:[1]

IN MILLIONS	NOVEMBER 30, 2007	NOVEMBER 30, 2006
U.S. residential subprime mortgages		
Whole loans[1]	$3,226	$4,978
Retained interests in securitizations	1,995	1,817
Other	55	54
Total	$5,276	$6,849

(1) Excludes loans which were accounted for as financings rather than sales under SFAS 140 which were approximately $2.9 billion and $3.0 billion at November 30, 2007 and 2006, respectively.

Government and agencies Included within these balances are instruments issued by a national government or agency thereof, denominated in the country's own currency or in a foreign currency (*e.g.*, sovereign) as well as municipals.

Corporate debt and other Longer-term debt instruments, generally with a maturity date falling at least a year after their issue date, not issued by governments and may or may not be traded on major exchanges, are included within this component.

Non-derivative, physical commodities are reported as a component of this line item and were approximately $308 million in 2007. In 2006, we did not have any non-derivative, physical commodities.

Corporate equities Balances generally reflect held positions in any instrument that has an equity ownership component, such as equity-related positions, public ownership equity securities that are listed on public exchanges, private equity-related positions and non-public ownership equity securities that are not listed on a public exchange.

1 We generally define U.S. subprime residential mortgage loans as those associated with borrowers having a credit score in the range of 620 or lower using the Fair Isaac Corporation's statistical model, or having other negative factors within their credit profiles. Prior to its closure in our third quarter, we originated subprime residential mortgage loans through BNC Mortgage LLC ("BNC"), a wholly-owned subsidiary of our U.S. regulated thrift Lehman Brothers Bank, FSB. BNC served borrowers with subprime qualifying credit profiles but also served borrowers with stronger credit history as a result of broker relationships or product offerings and such loans are also included in our subprime business activity. For residential mortgage loans purchased from other mortgage originators, we use a similar subprime definition as for our origination activity. Additionally, second lien loans are included in our subprime business activity.

Real estate held for sale Real estate held for sale of $21.9 billion and $9.4 billion at November 30, 2007 and 2006, respectively, reflects our investments in parcels of land and related physical property. We invest in entities whose underlying assets are Real estate held for sale. We consolidate those entities in which we are the primary beneficiary in accordance with FIN 46(R). We do not consider ourselves to have economic exposure to the total underlying assets in those entities. Our net investment positions related to Real estate held for sale, excluding the amounts that have been consolidated but for which we do not consider ourselves to have economic exposure, was $12.8 billion and $5.9 billion at November 30, 2007 and 2006, respectively.

Commercial paper and other money market instruments Commercial paper and other money market instruments include short-term obligations, generally issued by financial institutions or corporations, with maturities within a calendar year of the financial statement date. These instruments may include promissory notes, drafts, checks and certificates of deposit.

Derivatives and other contractual agreements These balances generally represent future commitments to exchange interest payment streams or currencies based on contract or notional amounts or to purchase or sell other financial instruments or physical assets at specified terms on a specified date. Both over-the-counter and exchange-traded derivatives are reflected.

The following table presents the fair value of Derivatives and other contractual agreements at November 30, 2007 and 2006. Assets included in the table represent unrealized gains, net of unrealized losses, for situations in which we have a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. The fair value of derivative contracts represents our net receivable/payable for derivative financial instruments before consideration of securities collateral. Asset and liabilities are presented below net of cash collateral of approximately $19.7 billion and $17.5 billion, respectively, at November 30, 2007 and $11.1 billion and $8.2 billion, respectively, at November 30, 2006.

FAIR VALUE OF DERIVATIVES AND OTHER CONTRACTUAL AGREEMENTS

	NOVEMBER 30, 2007		NOVEMBER 30, 2006	
IN MILLIONS	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Over-the-Counter:[1]				
Interest rate, currency and credit default swaps and options	$22,028	$10,915	$ 8,634	$ 5,691
Foreign exchange forward contracts and options	2,479	2,888	1,792	2,145
Other fixed income securities contracts (including TBAs and forwards)	8,450	6,024	4,308	2,604
Equity contracts (including equity swaps, warrants and options)	8,357	9,279	4,739	4,744
Exchange Traded:				
Equity contracts (including equity swaps, warrants and options)	3,281	2,515	3,223	2,833
	$44,595	$31,621	$22,696	$18,017

[1] Our net credit exposure for OTC contracts is $34.6 billion and $15.6 billion at November 30, 2007 and 2006, respectively, representing the fair value of OTC contracts in a net receivable position, after consideration of collateral.

At November 30, 2007, our Derivatives and other contractual agreements include approximately $1.5 billion of both commodity derivative assets and liabilities. At November 30, 2006, our commodity derivative assets and liabilities were $268 million and liabilities of $277 million, respectively.

CONCENTRATIONS OF CREDIT RISK

A substantial portion of our securities transactions are collateralized and are executed with, and on behalf of, financial institutions, which includes other brokers and dealers, commercial banks and institutional clients. Our exposure to credit risk associated with the non-performance of these clients and counterparties in fulfilling their contractual obligations with respect to various types of transactions can be directly affected by volatile or illiquid trading markets, which may impair the ability of clients and counterparties to satisfy their obligations to us.

Financial instruments and other inventory positions owned include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate represented 6% and 9% of total assets at November 30, 2007 and 2006, respectively. In addition, collateral held for resale agreements represented approximately 24% and 23% of total assets at November 30, 2007 and 2006, respectively, and primarily consisted of securities issued by the U.S. government, federal agencies or non-U.S. governments. Our most significant industry concentration is financial institutions, which includes other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of business.

NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments and other inventory positions owned, excluding Real estate held for sale, and Financial instruments and other inventory positions sold but not yet purchased, are presented at fair value. In addition, certain long and short-term borrowing obligations, principally certain hybrid financial instruments, and certain deposit liabilities at banks, are presented at fair value.

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Beginning December 1, 2006, assets and liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels – defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities – are as follows:

Level I Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level II Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, certain corporate debt, certain commitments and guarantees, certain private equity investments and certain derivatives.

Level III Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain private equity investments, certain commitments and guarantees and certain derivatives.

FAIR VALUE ON A RECURRING BASIS

Assets and liabilities measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations.

	ASSETS AT FAIR VALUE AS OF NOVEMBER 30, 2007			
IN MILLIONS	LEVEL I	LEVEL II	LEVEL III	TOTAL
Mortgage and asset-backed securities[1]	$ 240	$ 63,672	$ 25,194	$ 89,106
Government and agencies	25,393	15,499	—	40,892
Corporate debt and other	324	50,692	3,082	54,098
Corporate equities	39,336	11,054	8,131	58,521
Commercial paper and other money market instruments	4,000	—	—	4,000
Derivative assets[2]	3,281	35,742	5,572	44,595
	$ 72,574	$176,659	$ 41,979	$291,212

[1] Includes loans transferred to securitization vehicles where such transfers were accounted for as secured financings rather than sales under SFAS 140. The securitization vehicles issued securities that were distributed to investors. We do not consider ourselves to have economic exposure to the underlying assets in those securitization vehicles. The loans are reflected as an asset within Mortgages and asset-backed positions and the proceeds received from the transfer are reflected as a liability within Other secured borrowings. These loans are classified as Level II assets.

[2] Derivative assets are presented on a net basis by level. Inter- and intra-level cash collateral, cross-product and counterparty netting at November 30, 2007 was approximately $38.8 billion.

	LIABILITIES AT FAIR VALUE AS OF NOVEMBER 30, 2007			
IN MILLIONS	LEVEL I	LEVEL II	LEVEL III	TOTAL
Mortgage and asset-backed positions	$ —	$ 332	$ —	$ 332
Government and agencies	67,484	4,329	—	71,813
Corporate debt and other	22	6,737	—	6,759
Corporate equities	39,080	—	—	39,080
Commercial paper and other money market instruments	12	—	—	12
Derivative liabilities [1]	2,515	26,011	3,095	31,621
	$109,113	$37,409	$ 3,095	$149,617

[1] Derivative liabilities are presented on a net basis by level. Inter- and intra-level cash collateral, cross-product and counterparty netting at November 30, 2007 was approximately $36.6 billion.

LEVEL III GAINS AND LOSSES

Net revenues (both realized and unrealized) for Level III financial instruments are a component of Principal transactions in the Consolidated Statement of Income. Net realized gains associated with Level III financial instruments were approximately $1.3 billion for the fiscal year ended November 30, 2007. The net unrealized loss on Level III non-derivative financial instruments was approximately $2.5 billion for the fiscal year ended November 30, 2007, primarily consisting of unrealized losses from mortgage and asset-backed positions. The net unrealized gain on Level III derivative financial instruments was approximately $1.6 billion for the fiscal year ended November 30, 2007, primarily consisting of unrealized gains from equity and interest rate-related derivative positions. Level III financial instruments may be economically hedged with financial instruments not classified as Level III; therefore, gains or losses associated with Level III financial instruments are offset by gains or losses associated with financial instruments classified in other levels of the fair value hierarchy.

The table presented below summarizes the change in balance sheet carrying values associated with Level III financial instruments during the fiscal year ended November 30, 2007. Caution should be utilized when evaluating reported net revenues for Level III Financial instruments. The values presented exclude economic hedging activities that may be transacted in instruments categorized within other fair value hierarchy levels. Actual net revenues associated with Level III financial instruments inclusive of hedging activities could differ materially.

IN MILLIONS	MORTGAGE AND ASSET-BACKED POSITIONS	CORPORATE DEBT AND OTHER	CORPORATE EQUITIES	NET DERIVATIVES	TOTAL
Balance at December 1, 2006	$ 8,575	$ 1,924	$ 2,427	$ 686	$13,612
Net Payments, Purchases and Sales	6,914	472	4,567	376	12,329
Net Transfers In/(Out)	11,373	567	687	(90)	12,537
Gains/(Losses) [1]					
Realized	995	110	309	(78)	1,336
Unrealized	(2,663)	9	141	1,583	(930)
Balance at November 30, 2007	$25,194	$ 3,082	$ 8,131	$ 2,477	$38,884

[1] Realized or unrealized gains/(losses) from changes in values of Level III Financial instruments represent gains/(losses) from changes in values of those Financial instruments only for the period(s) in which the instruments were classified as Level III.

The table presented below summarizes the change in balance sheet carrying value associated with Level III financial instruments during each quarterly period in the 2007 fiscal year. Caution should be utilized when evaluating reported net revenues for Level III financial instruments. The values presented exclude economic hedging activities that may be transacted in instruments categorized within other fair value hierarchy levels. Actual net revenues associated with Level III financial instruments inclusive of hedging activities could differ materially.

IN MILLIONS	MORTGAGE AND ASSET-BACKED POSITIONS	CORPORATE DEBT AND OTHER	CORPORATE EQUITIES	NET DERIVATIVES	TOTAL
Balance at December 1, 2006	$ 8,575	$ 1,924	$ 2,427	$ 686	$13,612
Net Payments, Purchases and Sales	2,349	428	210	283	3,270
Net Transfers In/(Out)	137	—	—	—	137
Gains/(Losses)[1]					
Realized	176	19	21	7	223
Unrealized	(80)	13	13	158	104
Balance at February 28, 2007	11,157	2,384	2,671	1,134	17,346
Net Payments, Purchases and Sales	1,677	50	972	(6)	2,693
Net Transfers In/(Out)	(101)	95	352	39	385
Gains/(Losses)[1]					
Realized	274	31	5	48	358
Unrealized	(131)	(11)	135	65	58
Balance at May 31, 2007	12,876	2,549	4,135	1,280	20,840
Net Payments, Purchases and Sales	1,674	(299)	446	(59)	1,762
Net Transfers In/(Out)	9,856	(144)	232	(160)	9,784
Gains/(Losses)[1]					
Realized	210	7	37	(4)	250
Unrealized	(825)	19	62	543	(201)
Balance at August 31, 2007	23,791	2,132	4,912	1,600	32,435
Net Payments, Purchases and Sales	1,213	292	2,939	157	4,601
Net Transfers In/(Out)	1,480	615	103	31	2,229
Gains/(Losses)[1]					
Realized	255	47	227	(166)	363
Unrealized	(1,545)	(4)	(50)	855	(744)
Balance at November 30, 2007	$25,194	$ 3,082	$ 8,131	$ 2,477	$38,884

[1] Realized or unrealized gains/(losses) from changes in values of Level III Financial instruments represent gains/(losses) from changes in values of those Financial instruments only for the period(s) in which the instruments were classified as Level III.

FAIR VALUE OPTION

SFAS 159 permits certain financial assets and liabilities to be measured at fair value, using an instrument-by-instrument election. Changes in the fair value of the financial assets and liabilities for which the fair value option was made are reflected in Principal transactions in our Consolidated Statement of Income. As indicated above in the fair value hierarchy tables and further discussed in Note 1, "Summary of Significant Accounting Policies, Accounting and Regulatory Developments—SFAS 159," we elected to account for the following financial assets and liabilities at fair value:

Certain hybrid financial instruments These instruments are primarily structured notes that are risk managed on a fair value basis and within our Capital Market activities and for which hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, had been complex to maintain. Changes in the fair value of these liabilities, excluding any Interest income or Interest expense, are reflected in Principal transactions in our Consolidated Statement of Income. We calculate the impact of our own credit spread on hybrid financial instruments carried at fair value by discounting future cash flows at a rate which incorporates observerable changes in our credit spread. The estimated changes in the fair value of these liabilities were gains of approximately $1.3 billion, attributable to the widening of our credit spreads during fiscal year 2007. As of November 30, 2007, the aggregate principal amount of hybrid financial instruments classified as short-term borrowings and measured at fair value exceeded the fair value by approximately $152 million. Additionally and as of November 30, 2007, the aggregate principal amount of hybrid financial instruments classified as long-term borrowings and measured at fair value exceeded the fair value by approximately $2.1 billion.

Other secured borrowings Certain liabilities recorded as Other secured borrowings include the proceeds received from transferring loans to securitization vehicles where such transfers were accounted for as secured financings rather than sales under SFAS 140. The transferred loans are reflected as an asset within Mortgages and asset-backed positions and also accounted for at fair value and categorized as Level II in the fair value hierarchy. We do not consider ourselves to have economic exposure to the underlying assets in these securitization vehicles. The change in fair value attributable to the observable impact from instrument-specific credit risk was not material to our results of operations.

Deposit liabilities at banks We elected to account for certain deposits at our U.S. banking subsidiaries at fair value. The change in fair value attributable to the observable impact from instrument-specific credit risk was not material to our results of operations. As of

November 30, 2007, the difference between the fair value and the aggregate principal amount of deposit liabilities at banks carried at fair value was not material.

Liabilities for which the fair value option was elected are categorized in the table below based upon the lowest level of significant input to the valuations.

	AT FAIR VALUE AS OF NOVEMBER 30, 2007			
IN MILLIONS	LEVEL I	LEVEL II	LEVEL III	TOTAL
Certain hybrid financial instruments:				
Short-term borrowings	—	$ 9,035	—	$ 9,035
Long-term borrowings	—	$27,204	—	$27,204
Other secured borrowings	—	$ 9,149	—	$ 9,149
Deposit liabilities at banks	—	$15,986	—	$15,986

FAIR VALUE ON A NONRECURRING BASIS

The Company uses fair value measurements on a nonrecurring basis in its assessment of assets classified as Goodwill and other inventory positions classified as Real estate held for sale. These assets and inventory positions are recorded at fair value initially and assessed for impairment periodically thereafter. During the fiscal year ended November 30, 2007, the carrying amount of Goodwill assets were compared to their fair value. No change in carrying amount resulted in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* Additionally and on a nonrecurring basis during the fiscal year ended November 30, 2007, the carrying amount of Real estate held for sale positions were compared to their fair value less cost to sell. No change in carrying amount resulted in accordance with the provisions of SFAS No. 66, *Accounting for Sales of Real Estate*, SFAS No. 144, *Accounting for Impairment or Disposal of Long Lived Assets*, and other relevant accounting guidance. The lowest level of inputs for fair value measurements for Goodwill and Real estate held for sale are Level III.

For additional information regarding Goodwill, see Note 7, "Identifiable Intangible Assets and Goodwill," to the Consolidated Financial Statements. For additional information regarding our inventory of Real estate held for sale, see Note 3, "Financial Instruments and Other Inventory Positions," to the Consolidated Financial Statements.

VALUATION TECHNIQUES

In accordance with SFAS 157, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types:

Market Approach Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables and matrix pricing. Comparables use market multiples, which might lie in ranges with a different multiple for each comparable. The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities but comparing the securities to benchmark or comparable securities.

Income Approach Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts. Examples of income approach valuation techniques include present value techniques; option-pricing models, binomial or lattice models that incorporate present value techniques; and the multi-period excess earnings method.

Cost Approach Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.

The three approaches described within SFAS 157 are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required. For assets and liabilities accounted for at fair value, excluding Goodwill and Real estate held for sale, valuation techniques are generally a combination of the market and income approaches. Goodwill and Real estate held for sale valuation techniques generally combine income and cost approaches. For the fiscal year ended November 30, 2007, the application of valuation techniques applied to similar assets and liabilities has been consistent.

NOTE 5 SECURITIES RECEIVED AND PLEDGED AS COLLATERAL

We enter into secured borrowing and lending transactions to finance inventory positions, obtain securities for settlement and meet clients' needs. We receive collateral in connection with resale agreements, securities borrowed transactions, borrow/pledge transactions, client margin loans and derivative transactions. We generally are permitted to sell or repledge these securities held as collateral and use them to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

At November 30, 2007 and 2006, the fair value of securities received as collateral that we were permitted to sell or repledge was approximately $798 billion and $621 billion, respectively. The fair value of securities received as collateral that we sold or repledged was approximately $725 billion and $568 billion at November 30, 2007 and 2006, respectively.

We also pledge our own assets, primarily to collateralize certain financing arrangements. These pledged securities, where the counterparty has the right by contract or custom to sell or repledge the financial instruments, were approximately $63 billion and $43 billion at November 30, 2007 and 2006, respectively. The carrying value of Financial instruments and other inventory positions owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge, was approximately $87 billion and $75 billion at November 30, 2007 and 2006, respectively.

NOTE 6 SECURITIZATIONS AND SPECIAL PURPOSE ENTITIES

Generally, residential and commercial mortgages, home equity loans, municipal and corporate bonds, and lease and trade receivables are financial assets that we securitize through SPEs. We may continue to hold an interest in the financial assets securitized in the form of the securities created in the transaction, including residual interests ("interests in securitizations") established to facilitate the securitization transaction. Interests in securitizations are presented within Financial instruments and other inventory positions owned (primarily in mortgages and asset-backed securities and government and agencies) in the Consolidated Statement of Financial Condition. For additional information regarding the accounting for securitization transactions, see Note 1, "Summary of Significant Accounting Policies—Consolidation Accounting Policies," to the Consolidated Financial Statements.

For the periods ended November 30, 2007 and 2006, we securitized the following financial assets:

	YEAR ENDED NOVEMBER 30,	
IN MILLIONS	2007	2006
Residential mortgages	$100,053	$145,860
Commercial mortgages	19,899	18,961
Municipal and other asset-backed financial instruments	5,532	3,624
Total	$125,484	$168,445

At November 30, 2007 and 2006, we had approximately $1.6 billion and $2.0 billion, respectively, of non-investment grade interests from our securitization activities.

The table below presents: the fair value of our interests in securitizations at November 30, 2007 and 2006; model assumptions of market factors, sensitivity of valuation models to adverse changes in the assumptions, as well as cash flows received on such interests in the securitizations. The sensitivity analyses presented below are hypothetical and should be used with caution since the stresses are performed without considering the effect of hedges, which serve to reduce our actual risk. We mitigate the risks associated with the below interests in securitizations through various risk management dynamic hedging strategies. These results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP). In reality, changes in one factor often result in changes in another factor which may counteract or magnify the effect of the changes outlined in the table below. Changes in the fair value based on a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

SECURITIZATION ACTIVITY

DOLLARS IN MILLIONS	NOVEMBER 30, 2007 RESIDENTIAL MORTGAGES INVESTMENT GRADE[1]	NOVEMBER 30, 2007 RESIDENTIAL MORTGAGES NON-INVESTMENT GRADE	NOVEMBER 30, 2007 OTHER[2]	NOVEMBER 30, 2006 RESIDENTIAL MORTGAGES INVESTMENT GRADE[1]	NOVEMBER 30, 2006 RESIDENTIAL MORTGAGES NON-INVESTMENT GRADE	NOVEMBER 30, 2006 OTHER[2]
Interests in securitizations (in billions)	$7.1	$1.6	$2.6	$5.3	$2.0	$0.6
Weighted-average life (years)	9	4	6	5	6	5
Average constant prepayment rate	12.4%	17.0%	—	27.2%	29.1%	—
Effect of 10% adverse change	$ 55	$ 8	$ —	$ 21	$ 61	$ —
Effect of 20% adverse change	$111	$ 10	$ —	$ 35	$110	$ —
Weighted-average credit loss assumption	0.5%	2.4%	0.7%	0.6%	1.3%	—
Effect of 10% adverse change	$107	$104	$ 6	$ 70	$109	$ —
Effect of 20% adverse change	$197	$201	$ 12	$131	$196	$ —
Weighted-average discount rate	7.7%	19.4%	7.3%	7.2%	18.4%	5.8%
Effect of 10% adverse change	$245	$ 53	$ 84	$124	$ 76	$ 13
Effect of 20% adverse change	$489	$102	$166	$232	$147	$ 22

[1] The amount of investment-grade interests in securitizations related to agency collateralized mortgage obligations was approximately $2.5 billion and $1.9 billion at November 30, 2007 and 2006, respectively.

[2] At November 30, 2007, other interests in securitizations included approximately $2.4 billion of investment grade commercial mortgages, approximately $26 million of non-investment grade commercial mortgages and the remainder relates to municipal products. At November 30, 2006, other interests in securitizations included approximately $0.6 billion of investment grade commercial mortgages.

CASH FLOWS RECEIVED ON INTERESTS IN SECURITIZATIONS

IN MILLIONS	NOVEMBER 30, 2007 RESIDENTIAL MORTGAGES INVESTMENT GRADE	NOVEMBER 30, 2007 RESIDENTIAL MORTGAGES NON-INVESTMENT GRADE	NOVEMBER 30, 2007 OTHER	NOVEMBER 30, 2006 RESIDENTIAL MORTGAGES INVESTMENT GRADE	NOVEMBER 30, 2006 RESIDENTIAL MORTGAGES NON-INVESTMENT GRADE	NOVEMBER 30, 2006 OTHER
	$898	$633	$130	$664	$216	$ 59

Mortgage servicing rights Mortgage servicing rights ("MSRs") represent the right to future cash flows based upon contractual servicing fees for mortgage loans and mortgage-backed securities. Our MSRs generally arise from the securitization of residential mortgage loans that we originate. MSRs are presented within Financial instruments and other inventory positions owned on the Consolidated Statement of Financial Condition. Effective with the adoption of SFAS 156 as of the beginning of our 2006 fiscal year, MSRs are carried at fair value, with changes in fair value reported in earnings in the period in which the change occurs. At November 30, 2007 and 2006, the Company had MSRs of approximately $1.2 billion and $829 million, respectively. Our MSRs activities for the year ended November 30, 2007 and 2006 are as follows:

IN MILLIONS	YEAR ENDED NOVEMBER 30, 2007	YEAR ENDED NOVEMBER 30, 2006
Balance, beginning of period	$ 829	$ 561
Additions, net	368	507
Changes in fair value:		
Paydowns/servicing fees	(209)	(192)
Resulting from changes in valuation assumptions	195	(80)
Change due to SFAS 156 adoption	—	33
Balance, end of period	$1,183	$ 829

The determination of MSRs fair value is based upon a discounted cash flow valuation model. Cash flow and prepayment assumptions used in our discounted cash flow model are: based on empirical data drawn from the historical performance of our MSRs; consistent with assumptions used by market participants valuing similar MSRs; and from data obtained on the performance of similar MSRs. These variables can, and generally will, vary from quarter to quarter as market conditions and projected interest rates change. For that reason, risk related to MSRs directly correlates to changes in prepayment speeds and discount rates. We mitigate this risk by entering into hedging transactions.

The following table shows the main assumptions used to determine the fair value of our MSRs at November 30, 2007 and 2006, the sensitivity of our MSRs' fair value measurements to changes in these assumptions, and cash flows received on contractual servicing:

	AT NOVEMBER 30,	
DOLLARS IN MILLIONS	2007	2006
Weighted-average prepayment speed (CPR)	**24.5%**	31.1%
Effect of 10% adverse change	**$102**	$ 84
Effect of 20% adverse change	**$190**	$154
Discount rate	**6.5%**	8.0%
Effect of 10% adverse change	**$ 20**	$ 17
Effect of 20% adverse change	**$ 39**	$ 26
Cash flows received on contractual servicing	**$276**	$255

The above sensitivity analysis is hypothetical and should be used with caution since the stresses are performed without considering the effect of hedges, which serve to reduce our actual risk. These results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP). In reality, changes in one factor often result in changes in another factor which may counteract or magnify the effect of the changes outlined in the above table. Changes in the fair value based on a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Non-QSPE activities We have transactional activity with SPEs that do not meet the QSPE criteria because their permitted activities are not limited sufficiently or the assets are non-qualifying financial instruments (*e.g.*, real estate). These SPEs issue credit-linked notes, invest in real estate or are established for other structured financing transactions designed to meet clients' investing or financing needs.

A collateralized debt obligation ("CDO") transaction involves the purchase by an SPE of a diversified portfolio of securities and/or loans that are then managed by an independent asset manager. Interests in the SPE (debt and equity) are sold to third party investors. Our primary role in a CDO is to act as structuring and placement agent, warehouse provider, underwriter and market maker in the related CDO securities. In a typical CDO, at the direction of a third party asset manager, we will temporarily warehouse securities or loans on our balance sheet pending the sale to the SPE once the permanent financing is completed. At November 30, 2007 and 2006, we owned approximately $581.2 million and $55.1 million of equity securities in CDOs, respectively. Because our investments do not represent a majority of the CDOs' equity, we are not exposed to the majority of the CDOs' expected losses. Accordingly, we are not the primary beneficiary of the CDOs and therefore we do not consolidate them.

As a dealer in credit default swaps, we make a market in buying and selling credit protection on single issuers as well as on portfolios of credit exposures. We mitigate our credit risk, in part, by purchasing default protection through credit default swaps with SPEs. We pay a premium to the SPEs for assuming credit risk under the credit default swap. In these transactions, SPEs issue credit-linked notes to investors and use the proceeds to invest in high quality collateral. Our maximum potential loss associated with our involvement with such credit-linked note transactions is measured by the fair value of our credit default swaps with such SPEs. At November 30, 2007 and 2006, respectively, the fair values of these credit default swaps were $3.9 billion and $155 million. The underlying investment grade collateral held by SPEs where we are the first-lien holder was $15.7 billion and $10.8 billion at November 30, 2007 and 2006, respectively.

Because the investors assume default risk associated with both the reference portfolio and the SPEs' assets, our expected loss calculations generally demonstrate the investors in the SPEs bear a majority of the entity's expected losses. Accordingly, we generally are not the primary beneficiary and therefore do not consolidate these SPEs. In instances where we are the primary beneficiary of the SPEs, we consolidate the SPEs. At November 30, 2007 and 2006, we consolidated approximately $180 million and $718 million of these SPEs, respectively. The assets associated with these consolidated SPEs are presented as a component of Financial instruments and other inventory positions owned, and the liabilities are presented as a component of Other secured borrowings.

We also invest in real estate directly through consolidated subsidiaries and through VIEs. We consolidate our investments in real estate VIEs when we are the primary beneficiary. We record the assets of these consolidated real estate VIEs as a component of Financial instruments and other inventory positions owned, and the liabilities are presented as a component of Other secured borrowings. At November 30, 2007 and 2006, we consolidated approximately $9.8 billion and $3.4 billion, respectively, of real estate-related investments. After giving effect to non-recourse financing, our net investment position in these consolidated real estate VIEs was $6.0 billion and $2.2 billion at November 30, 2007 and 2006, respectively.

The following table summarizes our non-QSPE activities at November 30, 2007 and 2006:

	AT NOVEMBER 30,	
IN MILLIONS	2007	2006
Credit default swaps with SPEs	$ 3,859	$ 155
Value of underlying investment-grade collateral	15,744	10,754
Value of assets consolidated	180	718
Consolidated real estate VIEs	9,786	3,380
Net investment	6,012	2,180

In addition to the above, we enter into other transactions with SPEs designed to meet clients' investment and/or funding needs. For further discussion of our SPE-related and other commitments, see Note 9, "Commitments, Contingencies and Guarantees," to the Consolidated Financial Statements.

NOTE 7 IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

For the years ended November 30, 2007, 2006 and 2005, aggregate amortization expense for intangible assets, primarily customer lists, was approximately $47 million, $50 million, and $49 million, respectively. Estimated amortization expense for each of the years ending November 30, 2008 through 2012 are as follows:

IN THOUSANDS	2008	2009	2010	2011	2012
Estimated amortization expense	$52,636	$41,283	$39,760	$38,369	$37,531

IDENTIFIABLE INTANGIBLE ASSETS

	NOVEMBER 30, 2007		NOVEMBER 30, 2006	
IN MILLIONS	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION
Amortizable intangible assets:				
Customer lists	$580	$143	$504	$110
Other	98	65	82	51
	$678	$208	$586	$161
Intangible assets not subject to amortization:				
Mutual fund customer-related intangibles	$395		$395	
Trade name	125		125	
	$520		$520	

The changes in the carrying amount of goodwill for the years ended November 30, 2007 and 2006 are as follows:

GOODWILL

IN MILLIONS	CAPITAL MARKETS	INVESTMENT MANAGEMENT	TOTAL
Balance (net) at November 30, 2005	$ 187	$2,083	$2,270
Goodwill acquired	116	—	116
Purchase price valuation adjustment	25	6	31
Balance (net) at November 30, 2006	328	2,089	2,417
Goodwill acquired	593	168	761
Goodwill disposed	(53)	—	(53)
Purchase price valuation adjustment	12	—	12
Balance (net) at November 30, 2007	$ 880	$2,257	$3,137

NOTE 8 BORROWINGS AND DEPOSIT LIABILITIES

Borrowings and deposit liabilities at banks at November 30, 2007 and 2006 consisted of the following:

	AT NOVEMBER 30,	
IN MILLIONS	2007	2006
SHORT-TERM BORROWINGS		
Unsecured		
Current portion of long-term borrowings	$ 16,801	$12,878
Commercial paper	3,101	1,653
Other[1]	7,645	5,880
Secured	519	227
Total	$ 28,066	$20,638
Amount carried at fair value[2]	$ 9,035	$ 6,064
Weighted-average contractual interest rate	4.54%	5.39%
DEPOSIT LIABILITIES AT BANKS		
Time deposits		
At U.S. banks	$ 16,189	$14,592
At non-U.S. banks	10,974	5,621
Savings deposits		
At U.S. banks	1,556	1,199
At non-U.S. banks	644	—
Total	$ 29,363	$21,412
Amount carried at fair value[2]	$ 15,986	$14,708
Weighted-average contractual interest rate	4.67%	4.66%
LONG-TERM BORROWINGS		
Senior notes	$108,914	$75,202
Subordinated notes	9,259	3,238
Junior subordinated notes	4,977	2,738
Total[3]	$123,150	$81,178
Amount carried at fair value[2]	$ 27,204	$11,025
Weighted-average contractual interest rate[4]	4.38%	4.32%

[1] Principally certain hybrid financial instruments with maturities of less than one year and zero-strike warrants.

[2] Certain borrowings and deposit liabilities at banks are carried at fair value in accordance with SFAS 155, SFAS 157 and SFAS 159. For additional information, see Note 1, "Summary of Significant Accounting Polices," and Note 4, "Fair Value of Financial Instruments," to the Consolidated Financial Statements.

[3] In accordance with SFAS No. 107, "*Disclosures about Fair Value of Financial Instruments,*" the carrying amount of our total long-term borrowings can be approximated at fair value using a discounted cash flow valuation model with inputs of quoted market prices for similar types of borrowing arrangements. The estimated fair value of our long-term borrowings at November 30, 2007 was approximately $4.8 billion less than the carrying amount. The estimated fair value of our long-term borrowings at November 30, 2006 was approximately $250 million more than the carrying amount.

[4] Weighted-average contractual interest rates for U.S.-dollar denominated obligations were 5.30% and 5.21% at November 30, 2007 and 2006, respectively. Weighted-average contractual interest rates for non-U.S.-dollar denominated obligations were 3.42% and 3.15% at November 30, 2007 and 2006, respectively.

MATURITY PROFILE

The maturity dates of long-term borrowings are as follows:

	U.S. DOLLAR		NON-U.S. DOLLAR		TOTAL	
IN MILLIONS	FIXED RATE	FLOATING RATE	FIXED RATE	FLOATING RATE	NOVEMBER 30, 2007	NOVEMBER 30, 2006
Maturing in fiscal 2008	—	—	—	—	—	$ 17,892
Maturing in fiscal 2009	$ 2,369	$ 14,121	$ 429	$ 8,104	**$ 25,023**	13,583
Maturing in fiscal 2010	3,754	4,845	1,663	3,269	**13,531**	7,744
Maturing in fiscal 2011	2,215	3,315	1,798	7,287	**14,615**	12,412
Maturing in fiscal 2012	4,636	2,605	3,234	7,513	**17,988**	4,409
December 1, 2012 and thereafter	18,414	7,805	8,782	16,992	**51,993**	25,138
	$ 31,388	$ 32,691	$ 15,906	$ 43,165	**$123,150**	$ 81,178

At November 30, 2007, $863 million of outstanding long-term borrowings are repayable at par value prior to maturity at the option of the holder. These obligations are reflected in the above table as maturing at their put dates, which range from fiscal 2009 to fiscal 2022, rather than at their contractual maturities, which range from fiscal 2013 to fiscal 2031. In addition, $20.2 billion of long-term borrowings are redeemable prior to maturity at our option under various terms and conditions. These obligations are reflected in the above table at their contractual maturity dates, which range from fiscal 2009 to fiscal 2054, rather than at their call dates which range from fiscal 2009 to fiscal 2027. Extendible debt structures totaling approximately $5.4 billion are shown in the above table at their earliest maturity dates, which range from fiscal 2009 to fiscal 2013. Extendible debt matures on an initial specified maturity date unless the debt holders elect to extend the term of the note for a period specified in the note.

Included in long-term borrowings is $5.1 billion of certain hybrid financial instruments with early redemption features linked to market prices or other triggering events (e.g., the downgrade of a reference obligation underlying a credit-linked note). In the above maturity table, these notes are shown at their contractual maturity dates.

At November 30, 2007, our U.S. dollar and non–U.S. dollar debt portfolios included approximately $12.9 billion and $16.9 billion, respectively, of certain hybrid financial instruments for which the interest rates and/or redemption values are linked to the performance of an underlying measure (including industry baskets of stocks, commodities or credit events). Generally, such notes are issued as floating rate notes or the interest rates on such index notes are effectively converted to floating rates based primarily on LIBOR through the use of derivatives.

END–USER DERIVATIVE ACTIVITIES

We use a variety of derivative products including interest rate and currency swaps as an end-user to modify the interest rate characteristics of our long-term borrowings portfolio. We use interest rate swaps to convert a substantial portion of our fixed-rate debt to floating interest rates to more closely match the terms of assets being funded and to minimize interest rate risk. In addition, we use cross–currency swaps to hedge our exposure to foreign currency risk arising from our non–U.S. dollar debt obligations, after consideration of non–U.S. dollar assets that are funded with long-term debt obligations in the same currency. In certain instances, we may use two or more derivative contracts to manage the interest rate nature and/or currency exposure of an individual long-term borrowings issuance.

End–User Derivative Activities resulted in the following mix of fixed and floating rate debt:

LONG-TERM BORROWINGS AFTER END–USER DERIVATIVE ACTIVITIES

	NOVEMBER 30,	
IN MILLIONS	2007	2006
U.S. dollar:		
Fixed rate	**$ 1,096**	$ 942
Floating rate	**81,762**	57,053
Total U.S. dollar	**82,858**	57,995
Weighted-average effective interest rate	**5.18%**	5.60%
Non–U.S. dollar:		
Fixed rate	**269**	645
Floating rate	**40,023**	22,538
Total Non-U.S. dollar	**40,292**	23,183
Weighted-average effective interest rate	**4.15%**	3.51%
Total	**$123,150**	$81,178
Weighted-average effective interest rate	**4.83%**	5.00%

JUNIOR SUBORDINATED NOTES

Junior subordinated notes are notes issued to trusts or limited partnerships (collectively, the "Trusts") and qualify as equity capital by leading rating agencies (subject to limitation). The Trusts were formed for the purposes of: (i) issuing securities representing ownership interests in the assets of the Trusts; (ii) investing the proceeds of the Trusts in junior subordinated notes of Holdings; and (iii) engaging in activities necessary and incidental thereto. The securities issued by the Trusts are comprised of the following:

IN MILLIONS	NOVEMBER 30, 2007	NOVEMBER 30, 2006
Trust Preferred Securities:		
Lehman Brothers Holdings Capital Trust III, Series K	**$ 300**	$ 300
Lehman Brothers Holdings Capital Trust IV, Series L	**300**	300
Lehman Brothers Holdings Capital Trust V, Series M	**400**	399
Lehman Brothers Holdings Capital Trust VI, Series N	**225**	225
Lehman Brothers Holdings Capital Trust VII	**1,000**	—
Lehman Brothers Holdings Capital Trust VIII	**500**	—
Euro Perpetual Preferred Securities:		
Lehman Brothers U.K. Capital Funding LP	**256**	231
Lehman Brothers U.K. Capital Funding II LP	**369**	329
Enhanced Capital Advantaged Preferred Securities (ECAPS®):		
Lehman Brothers Holdings E-Capital Trust I	**255**	296
Enhanced Capital Advantaged Preferred Securities (Euro ECAPS®):		
Lehman Brothers U.K. Capital Funding III L.P.	**577**	658
Lehman Brothers U.K. Capital Funding IV L.P.	**295**	—
Lehman Brothers U.K. Capital Funding V L.P.	**500**	—
	$4,977	$2,738

The following table summarizes the key terms of Trusts with outstanding securities at November 30, 2007:

TRUST-ISSUED SECURITIES

NOVEMBER 30, 2007	ISSUANCE DATE	MANDATORY REDEMPTION DATE	REDEEMABLE BY ISSUER ON OR AFTER
Holdings Capital Trust III, Series K	March 2003	March 15, 2052	March 15, 2008
Holdings Capital Trust IV, Series L	October 2003	October 31, 2052	October 31, 2008
Holdings Capital Trust V, Series M	April 2004	April 22, 2053	April 22, 2009
Holdings Capital Trust VI, Series N	January 2005	January 18, 2054	January 18, 2010
Holdings Capital Trust VII	May 2007	June 1, 2043[(1)]	May 31, 2012
Holdings Capital Trust VIII	May 2007	June 1, 2043[(1)]	May 31, 2012
U.K. Capital Funding LP	March 2005	Perpetual	March 30, 2010
U.K. Capital Funding II LP	September 2005	Perpetual	September 21, 2009
Holdings E-Capital Trust I	August 2005	August 19, 2065	August 19, 2010
U.K. Capital Funding III LP	February 2006	February 22, 2036	February 22, 2011
U.K. Capital Funding IV LP	January 2007	Perpetual	April 25, 2012
U.K. Capital Funding V LP	May 2007	Perpetual	June 1, 2012

(1) Or on such earlier date as we may elect in connection with a remarketing.

The trust preferred securities issued by Holdings Capital Trust VII and Holdings Capital Trust VIII were issued together with contracts to purchase depositary shares representing our Non-Cumulative Perpetual Preferred Stock, Series H and Series I, respectively, with an aggregate redemption value of $1.5 billion. The stock purchase date is expected to be on or around May 31, 2012, but could occur on an earlier date or be deferred until as late as May 31, 2013 in certain circumstances.

CREDIT FACILITIES

We use both committed and uncommitted bilateral and syndicated long-term bank facilities to complement our long-term debt issuance. In particular, Holdings maintains a $2.0 billion unsecured, committed revolving credit agreement with a syndicate of banks which expires in February 2009. In addition, we maintain a $2.5 billion multi-currency unsecured, committed revolving credit facility ("European Facility") with a syndicate of banks for Lehman Brothers Bankhaus AG ("Bankhaus") and Lehman Brothers Treasury Co. B.V. which expires in April 2010. Our ability to borrow under such facilities is conditioned on complying with customary lending conditions and covenants. We have maintained compliance with the material covenants under these credit agreements at all times. We draw on both of these facilities from time to time in the normal course of conducting our business. As of November 30, 2007, there were no outstanding borrowings against either Holdings' credit facility or the European Facility.

NOTE 9 COMMITMENTS, CONTINGENCIES AND GUARANTEES

In the normal course of business, we enter into various commitments and guarantees, including lending commitments to high grade and high yield borrowers, private equity investment commitments, liquidity commitments and other guarantees.

LENDING-RELATED COMMITMENTS

The following table summarizes the contractual amounts of lending-related commitments at November 30, 2007 and 2006:

	EXPIRATION PER PERIOD AT NOVEMBER 30,					TOTAL CONTRACTUAL AMOUNT NOVEMBER 30,	
IN MILLIONS	2008	2009	2010-2011	2012-2013	LATER	2007	2006
Lending commitments							
High grade	$ 5,579	$1,039	$6,554	$10,411	$ 403	**$ 23,986**	$17,945
High yield	4,051	411	2,103	4,850	2,658	**14,073**	7,558
Contingent acquisition facilities							
High grade	10,230	—	—	—	—	**10,230**	1,918
High yield	9,749	—	—	—	—	**9,749**	12,766
Mortgage commitments	5,082	670	1,378	271	48	**7,449**	12,162
Secured lending transactions	122,661	455	429	468	1,846	**125,859**	83,071

We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges.

Lending commitments Through our high grade (investment grade) and high yield (non-investment grade) sales, trading and underwriting activities, we make commitments to extend credit in loan syndication transactions. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield exposures as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade.

We had commitments to high grade borrowers at November 30, 2007 and 2006 of $24.0 billion (net credit exposure of $12.2 billion, after consideration of hedges) and $17.9 billion (net credit exposure of $4.9 billion, after consideration of hedges), respectively. We had commitments to high yield borrowers of $14.1 billion (net credit exposure of $12.8 billion, after consideration of hedges) and $7.6 billion (net credit exposure of $5.9 billion, after consideration of hedges) at November 30, 2007 and 2006, respectively.

Contingent acquisition facilities We provide contingent commitments to investment and non-investment grade counterparties related to acquisition financing. We do not believe contingent acquisition commitments are necessarily indicative of actual risk or funding requirements as funding is dependent upon both a proposed transaction being completed and the acquiror fully utilizing our commitment. Typically, these commitments are made to a potential acquiror in a proposed acquisition, which may or may not be completed depending on whether the potential acquiror to whom we have provided our commitment is successful. A contingent borrower's ability to draw on the commitment is typically subject to there being no material adverse change in the borrower's financial condition, among other factors, and the commitments also generally contain certain flexible pricing features to adjust for changing market conditions prior to closing. In addition, acquirers generally utilize multiple financing sources, including other investment and commercial banks, as well as accessing the general capital markets for completing transactions. Therefore, our contingent acquisition commitments are generally greater than the amounts we ultimately expect to fund. Further, our past practice, consistent with our credit facilitation framework, has been to syndicate acquisition financings to investors. The ultimate timing, amount and pricing of a syndication, however, is influenced by market conditions that may not necessarily be consistent with those at the time the commitment was entered. We provided contingent commitments to high grade counterparties related to acquisition financing of approximately $10.2 billion and $1.9 billion at November 30, 2007 and 2006, respectively, and to high yield counterparties related to acquisition financing of approximately $9.8 billion and $12.8 billion at November 30, 2007 and 2006, respectively.

Mortgage commitments Through our mortgage origination platforms we make commitments to extend mortgage loans. At November 30, 2007 and 2006, we had outstanding mortgage commitments of approximately $7.4 billion and $12.2 billion, respectively. These commitments included $3.0 billion and $7.0 billion of residential mortgages in 2007 and 2006 and $4.4 billion and $5.2 billion of commercial mortgages at 2007 and 2006. Typically, residential mortgage loan commitments require us to originate mortgage loans at the option of a borrower generally within 90 days at fixed interest rates. Consistent with past practice, our intention is to sell residential mortgage loans, once originated, primarily through securitizations. The ability to sell or securitize mortgage loans, however, is dependent on market conditions.

Secured lending transactions In connection with our financing activities, we had outstanding commitments under certain collateralized lending arrangements of approximately $9.8 billion and $7.5 billion at November 30, 2007 and 2006, respectively. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under these lending arrangements typically are at variable interest rates and generally provide for over-collateralization. In addition, at November 30, 2007, we had commitments to enter into forward starting secured resale and repurchase agreements, primarily secured by government and government agency collateral, of $70.8 billion and $45.3 billion, respectively, compared to $44.4 billion and $31.2 billion, respectively, at November 30, 2006.

OTHER COMMITMENTS AND GUARANTEES

The following table summarizes other commitments and guarantees at November 30, 2007 and 2006:

	EXPIRATION PER PERIOD AT NOVEMBER 30,					TOTAL CONTRACTUAL AMOUNT	
						NOVEMBER 30,	
IN MILLIONS	2008	2009	2010-2011	2012-2013	LATER	2007	2006
Derivative contracts [1]	$87,394	$59,598	$152,317	$210,496	$228,132	$737,937	$534,585
Municipal-securities-related commitments	2,362	733	86	69	3,652	6,902	1,599
Other commitments with variable interest entities	106	3,100	170	963	4,772	9,111	4,902
Standby letters of credit	1,685	5	—	—	—	1,690	2,380
Private equity and other principal investments	820	675	915	173	—	2,583	1,088

[1] We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional amount overstates the expected payout. At November 30, 2007 and 2006, the fair value of these derivatives contracts approximated $36.8 billion and $9.3 billion, respectively.

Derivative contracts Under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), derivative contracts are considered to be guarantees if such contracts require us to make payments to counterparties based on changes in an underlying instrument or index (*e.g.*, security prices, interest rates, and currency rates) and include written credit default swaps, written put options, written foreign exchange and interest rate options. Derivative contracts are not considered guarantees if these contracts are cash settled and we cannot determine if the derivative counterparty held the contracts' underlying instruments at inception. We have determined these conditions have been met for certain large financial institutions. Accordingly, when these conditions are met, we have not included these derivatives in our guarantee disclosures.

At November 30, 2007 and 2006, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $737.9 billion and $534.6 billion, respectively. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At November 30, 2007 and 2006, the fair value of such derivative contracts approximated $36.8 billion and $9.3 billion, respectively. In addition, all amounts included above are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, using other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our global risk management policies.

Municipal-securities-related commitments At November 30, 2007 and 2006, we had municipal-securities-related commitments of approximately $6.9 billion and $1.6 billion, respectively, which are principally comprised of liquidity commitments related to trust certificates backed by high grade municipal securities. We believe our liquidity commitments to these trusts involve a low level of risk because our obligations are supported by high grade securities and generally cease if the underlying assets are downgraded below investment grade or upon an issuer's default. In certain instances, we also provide credit default protection to investors, which approximated $468 million and $48 million at November 30, 2007 and 2006, respectively.

Other commitments with VIEs We make certain liquidity commitments and guarantees to VIEs. We provided liquidity commitments of approximately $1.4 billion and $1.0 billion at November 30, 2007 and 2006, respectively, which represented our maximum exposure to loss, to commercial paper conduits in support of certain clients' secured financing transactions. However, we believe our actual risk to be limited because these liquidity commitments are supported by over-collateralization with investment grade collateral.

In addition, we provide limited downside protection guarantees to investors in certain VIEs by guaranteeing return of their initial principal investment. Our maximum exposure to loss under such commitments was approximately $6.1 billion and $3.9 billion at November 30, 2007 and 2006, respectively. We believe our actual risk to be limited because our obligations are collateralized by the VIEs' assets and contain significant constraints under which downside protection will be available (*e.g.*, the VIE is required to liquidate assets in the event certain loss levels are triggered).

We participate in an A-1/P-1-rated multi-seller conduit. This multi-seller issues secured liquidity notes to provide financing. Our intention is to utilize this conduit for purposes of funding a portion of our contingent acquisition commitments. At November 30, 2007, we were contingently committed to provide $1.6 billion of liquidity if the conduit is unable to remarket the secured liquidity notes upon their maturity, generally, one year after a failed remarketing event. This conduit is not consolidated in Holdings' results of operations.

Standby letters of credit At November 30, 2007 and 2006, respectively, we had commitments under letters of credit issued by banks to counterparties for $1.7 billion and $2.4 billion. We are contingently liable for these letters of credit which are primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges.

Private equity and other principal investments At November 30, 2007 and 2006, we had private equity and other principal investment commitments of approximately $2.6 billion and $1.1 billion, respectively, comprising commitments to private equity partnerships and other principal investment opportunities. It has been our past practice to distribute and syndicate certain of these commitments to our investing clients.

Other In the normal course of business, we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral.

In connection with certain asset sales and securitization transactions, we often make customary representations and warranties about the assets. Violations of these representations and warranties, such as early payment defaults by borrowers, may require us to repurchase loans previously sold, or indemnify the purchaser against any losses. To mitigate these risks, to the extent the assets being securitized may have been originated by third parties, we generally obtain equivalent representations and warranties from these third parties when we acquire the assets. We have established reserves which we believe to be adequate in connection with such representations and warranties.

In the normal course of business, we are exposed to credit and market risk as a result of executing, financing and settling various client security and commodity transactions. These risks arise from the potential that clients or counterparties may fail to satisfy their obligations and the collateral obtained is insufficient. In such instances, we may be required to purchase or sell financial instruments at unfavorable market prices. We seek to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

Certain of our subsidiaries, as general partners, are contingently liable for the obligations of certain public and private limited partnerships. In our opinion, contingent liabilities, if any, for the obligations of such partnerships will not, in the aggregate, have a material adverse effect on our Consolidated Statement of Financial Condition or Consolidated Statement of Income.

In connection with certain acquisitions and strategic investments, we agreed to pay additional consideration contingent on the acquired entity meeting or exceeding specified income, revenue or other performance thresholds. These payments will be recorded as amounts become determinable. Had the determination dates been November 30, 2007 and 2006, our estimated obligations related to these contingent consideration arrangements would have been $420 million and $224 million, respectively.

INCOME TAXES

We are under continuous examination by the Internal Revenue Service (the "IRS"), and other tax authorities in major operating jurisdictions such as the United Kingdom and Japan, and in various states in which the Company has significant operations, such as New York. The Company regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the Consolidated Financial Statements. Tax reserves have been established, which we believe to be adequate with regards to the potential for additional exposure. Once established, reserves are adjusted only when additional information is obtained or an event requiring a change to the reserve occurs. Management believes the resolution of these uncertain tax positions will not have a material impact on the financial condition of the Company; however resolution could have an impact on our effective tax rate in any reporting period.

We have completed the appeals process with respect to the 1997 through 2000 IRS examination. Although most issues were settled on a basis acceptable to us, two issues remain unresolved and will carry into litigation with the IRS. Based on the strength of its positions, we have not reserved any part of these issues. The aggregate tax benefits previously recorded with regard to these two issues is approximately $185 million.

The IRS has recently begun an examination with respect to our 2001 through 2005 tax years. The audit is in its initial stages and no adjustments have been proposed. We believe we are adequately reserved for any issues that may arise from this audit. The two issues from the 1997 through 2000 cycle which we plan to litigate also have an impact on the 2001 through 2005 tax years. The aggregate tax benefit previously recorded with regard to these two issues is approximately $500 million.

LITIGATION

In the normal course of business, we have been named as a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including us. We provide for potential losses that may arise out of legal and regulatory proceedings to the extent such losses are probable and can be estimated. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in all significant cases pending against us, and we intend to defend vigorously each such case. Based on information currently available, we believe the amount, or range, of reasonably possible losses in excess of established reserves not to be material to the Company's Consolidated Financial Condition or Cash Flows. However, losses may be material to our operating results for any particular future period, depending on the level of income for such period.

LEASE COMMITMENTS

Total rent expense for 2007, 2006 and 2005 was $250 million, $181 million and $167 million, respectively. Certain leases on office space contain escalation clauses providing for additional payments based on maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of approximately $325 million) and future commitments under capital leases are as follows:

MINIMUM FUTURE RENTAL COMMITMENTS UNDER OPERATING AND CAPITAL LEASE AGREEMENTS

IN MILLIONS	OPERATING LEASES	CAPITAL LEASES
Fiscal 2008	$ 281	$ 74
Fiscal 2009	269	99
Fiscal 2010	251	101
Fiscal 2011	242	105
Fiscal 2012	227	108
December 1, 2012 and thereafter	1,335	2,489
Total minimum lease payments	$2,605	$2,976
Less: Amount representing interest		1,534
Present value of future minimum capital lease payments		$1,442

NOTE 10 STOCKHOLDERS' EQUITY

On April 5, 2006, our Board of Directors approved a 2-for-1 common stock split, in the form of a stock dividend that was effected on April 28, 2006. Prior period share and earnings per share amounts have been restated to reflect the split. The par value of the common stock remained at $0.10 per share. Accordingly, an adjustment from Additional paid-in capital to Common stock was required to preserve the par value of the post-split shares.

PREFERRED STOCK

Holdings is authorized to issue a total of 24,999,000 shares of preferred stock. At November 30, 2007, Holdings had 798,000 shares issued and outstanding under various series as described below. All preferred stock has a dividend preference over Holdings' common stock in the paying of dividends and a preference in the liquidation of assets.

On March 28, 2000, Holdings issued 5,000,000 Depositary Shares, each representing 1/100th of a share of Fixed/Adjustable Rate Cumulative Preferred Stock, Series E ("Series E Preferred Stock"), $1.00 par value. The initial cumulative dividend rate on the Series E Preferred Stock was 7.115% per annum through May 31, 2005. On May 31, 2005, Holdings redeemed all of its issued and outstanding shares of Series E Preferred Stock, together with accumulated and unpaid dividends.

The following table summarizes our outstanding preferred stock at November 30, 2007:

SERIES	DEPOSITARY SHARES	SHARES ISSUED AND OUTSTANDING	DIVIDEND RATE	EARLIEST REDEMPTION DATE	REDEMPTION VALUE
C	5,000,000	500,000	5.94%	May 31, 2008	250,000,000
D	4,000,000	40,000	5.67%	August 31, 2008	200,000,000
F	13,800,000	138,000	6.50%	August 31, 2008	345,000,000
G	12,000,000	120,000	one-month LIBOR + 0.75%[1]	February 15, 2009	300,000,000

[1] Subject to a floor of 3.0% per annum.

The Series C, D, F and G Preferred Stock rank equally as to dividends and upon liquidation, dissolution or winding up and have no voting rights except as provided below or as otherwise from time to time required by law. If dividends payable on any of the Series C, D, F or G Preferred Stock or on any other equally-ranked series of preferred stock have not been paid for six or more quarters, whether or not consecutive, the authorized number of directors of the Company will automatically be increased by two. The holders of the Series C, D, F or G Preferred Stock will have the right, with holders of any other equally-ranked series of preferred stock that have similar voting rights and on which dividends likewise have not been paid, voting together as a class, to elect two directors to fill such newly created directorships until the dividends in arrears are paid.

COMMON STOCK

Dividends declared per common share were $0.60, $0.48 and $0.40 in 2007, 2006 and 2005, respectively. During the years ended November 30, 2007, 2006 and 2005, we repurchased or acquired, pursuant to our stock repurchase program, shares of our common stock at an aggregate cost of approximately $3.2 billion, $3.7 billion and $4.2 billion, respectively, or $73.85, $69.61, and $51.59 per share, respectively. These shares were acquired in the open market and from employees who tendered mature shares to pay for the exercise cost of stock options or for statutory tax withholding obligations on restricted stock unit ("RSU") issuances or option exercises. For additional information, see Note 12, "Share-Based Employee Incentive Plans—Stock Repurchase Program," to the Consolidated Financial Statements.

Changes in the number of shares of common stock outstanding are as follows:

	YEAR ENDED NOVEMBER 30,		
	2007	2006	2005
Shares outstanding, beginning of period	**533,368,195**	542,874,206	548,318,822
Exercise of stock options and other share issuances	**17,056,454**	22,374,748	53,142,714
Shares issued to the RSU Trust	**24,500,000**	21,000,000	22,000,000
Treasury stock acquisitions	**(43,037,230)**	(52,880,759)	(80,587,330)
Shares outstanding, end of period	**531,887,419**	533,368,195	542,874,206

In 1997, we established an irrevocable grantor trust (the "RSU Trust") to provide common stock voting rights to employees who hold outstanding RSUs and to encourage employees to think and act like owners. In 2007, 2006 and 2005, we transferred 24.5 million, 21.0 million and 22.0 million treasury shares, respectively, into the RSU Trust. At November 30, 2007, approximately 72.5 million shares were held in the RSU Trust with a total value of approximately $2.3 billion. These shares are valued at weighted-average grant prices. Shares transferred to the RSU Trust do not affect the total number of shares used in the calculation of basic and diluted earnings per share because we include amortized RSUs in the calculations. Accordingly, the RSU Trust has no effect on total equity, net income, book value per share or earnings per share.

NOTE 11 EARNINGS PER COMMON SHARE

EARNINGS PER COMMON SHARE

IN MILLIONS, EXCEPT PER SHARE DATA	NOVEMBER 30, 2007	2006	2005
NUMERATOR:			
Net income	**$4,192**	$4,007	$3,260
Less: Preferred stock dividends	**67**	66	69
Numerator for basic earnings per share—net income applicable to common stock	**$4,125**	$3,941	$3,191
DENOMINATOR:			
Denominator for basic earnings per share—weighted-average common shares	**540.6**	543.0	556.3
Effect of dilutive securities:			
Employee stock options	**23.6**	29.1	25.4
Restricted stock units	**4.1**	6.3	5.5
Dilutive potential common shares	**27.7**	35.4	30.9
Denominator for diluted earnings per share—weighted-average common and dilutive potential common shares[1]	**568.3**	578.4	587.2
Basic earnings per common share	**$ 7.63**	$ 7.26	$ 5.74
Diluted earnings per common share	**$ 7.26**	$ 6.81	$ 5.43
[1] Anti-dilutive options and restricted stock units excluded from the calculations of diluted earnings per share	13.7	4.4	8.7

On April 5, 2006, our Board of Directors approved a 2-for-1 common stock split, in the form of a stock dividend that was effected on April 28, 2006. See Note 10, "Stockholders' Equity," for additional information about the stock split.

NOTE 12 SHARE-BASED EMPLOYEE INCENTIVE PLANS

We adopted the fair value recognition provisions for share-based awards pursuant to SFAS 123(R) effective as of the beginning of the 2006 fiscal year. For a further discussion, see Note 1, "Summary of Significant Accounting Policies—Accounting and Regulatory Developments," to the Consolidated Financial Statements.

We sponsor several share-based employee incentive plans. Amortization of compensation costs for grants awarded under these plans was approximately $1.3 billion, $1.0 billion and $1.1 billion during 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the Consolidated Statement of Income for these plans was $515 million, $421 million and $457 million for 2007, 2006 and 2005, respectively. Not included in the $1.3 billion of 2007 amortization expense is $514 million of stock awards granted in December 2007, which were accrued as compensation expense in fiscal 2007.

At November 30, 2007, unrecognized compensation cost related to non-vested stock option and RSU awards totaled $2.0 billion. The cost of these non-vested awards is expected to be recognized over the next 9.0 years over a weighted-average period of 3.8 years.

Below is a description of our share-based employee incentive compensation plans.

SHARE-BASED EMPLOYEE INCENTIVE PLANS

We sponsor several share-based employee incentive plans. The total number of shares of common stock remaining available for future awards under these plans at November 30, 2007, was 82.3 million (not including shares that may be returned to the Stock Incentive Plan (the "SIP") as described below, but including an additional 0.4 million shares authorized for issuance under the Lehman Brothers Holdings Inc. 1994 Management Ownership Plan (the "1994 Plan") that have been reserved solely for issuance in respect of dividends on outstanding awards under this plan). In connection with awards made under our share-based employee incentive plans, we are authorized to issue shares of common stock held in treasury or newly-issued shares.

1994 and 1996 Management Ownership Plans and Employee Incentive Plan The 1994 Plan, the Lehman Brothers Holdings Inc. 1996 Management Ownership Plan (the "1996 Plan") and the Lehman Brothers Holdings Inc. Employee Incentive Plan (the "EIP") all expired following the completion of their various terms. These plans provided for the issuance of RSUs, performance stock units, stock options and other share-based awards to eligible employees. At November 30, 2007, awards with respect to 605.6 million shares of common stock have been made under these plans, of which 130.3 million are outstanding and 475.3 million have been converted to freely transferable common stock.

Stock Incentive Plan The SIP has a 10-year term ending in May 2015, with provisions similar to the previous plans. The SIP authorized the issuance of up to the total of (i) 95.0 million shares (20.0 million as originally authorized, plus an additional 75.0 million authorized by the stockholders of Holdings at its 2007 Annual Meeting), plus (ii) the 33.5 million shares authorized for issuance under the 1996 Plan and the EIP that remained unawarded upon their expiration, plus (iii) any shares subject to repurchase or forfeiture rights under the 1996 Plan, the EIP or the SIP that are reacquired by the Company, or the award of which is canceled, terminates, expires or for any other reason is not payable, plus (iv) any shares withheld or delivered pursuant to the terms of the SIP in payment of any applicable exercise price or tax withholding obligation. Awards with respect to 51.1 million shares of common stock have been made under the SIP as of November 30, 2007, 50.4 million of which are outstanding.

1999 Long-Term Incentive Plan The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of common stock that may be issued under the LTIP is 15.4 million. At November 30, 2007, awards with respect to approximately 13.7 million shares of common stock had been made under the LTIP, of which 3.2 million were outstanding.

RESTRICTED STOCK UNITS

Eligible employees receive RSUs, in lieu of cash, as a portion of their total compensation. There is no further cost to employees associated with RSU awards. RSU awards generally vest over two to five years and convert to unrestricted freely transferable common stock five years from the grant date. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. We accrue dividend equivalents on outstanding RSUs (in the form of additional RSUs), based on dividends declared on our common stock.

For RSUs granted prior to 2004, we measured compensation cost based on the market value of our common stock at the grant date in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and, accordingly, a discount from the market price of an unrestricted share of common stock on the RSU grant date was not recognized for selling restrictions subsequent to the vesting date. For awards granted beginning in 2004, we measure compensation cost based on the market price of our common stock at the grant date less a discount for sale restrictions subsequent to the vesting date in accordance with SFAS 123 and SFAS 123(R). The fair value of RSUs subject to post-vesting date sale restrictions are generally discounted by three to eight percent for each year based upon the duration of the post-vesting restriction. These discounts are based on market-based studies and academic research on securities with restrictive features. RSUs granted in each of the periods presented contain selling restrictions subsequent to a vesting date.

The fair value of RSUs converted to common stock without restrictions for the year ended November 30, 2007 was $1.2 billion. Compensation costs previously recognized and tax benefits recognized in equity upon issuance of these awards were approximately $760 million.

The following table summarizes RSU activity for 2007 and 2006:

	UNAMORTIZED	AMORTIZED	TOTAL NUMBER OF RSUs	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Balance, November 30, 2005	48,116,384	72,301,290	120,417,674	$38.35
Granted	8,251,700	—	8,251,700	71.41
Canceled	(2,244,585)	(72,424)	(2,317,009)	43.81
Exchanged for stock without restrictions	—	(25,904,367)	(25,904,367)	28.93
Amortization	(19,218,999)	19,218,999	—	
Balance, November 30, 2006	34,904,500	65,543,498	100,447,998	$43.37
Granted	**38,839,114**	**—**	**38,839,114**	**68.92**
Canceled	**(4,720,625)**	**1,079,269**	**(3,641,356)**	**51.27**
Exchanged for stock without restrictions	**—**	**(17,716,614)**	**(17,716,614)**	**31.51**
Amortization	**(34,166,465)**	**34,166,465**	**—**	
Balance, November 30, 2007	**34,856,524**	**83,072,618**	**117,929,142**	**$53.33**

The above table excludes approximately 49.7 million RSUs which were granted to employees on December 7, 2007, including approximately 11.3 million RSUs awarded to retirement eligible employees and expensed in fiscal 2007 and approximately 38.4 million RSUs awarded to employees and subject to future vesting provisions.

Of the approximately 117.9 million RSUs outstanding at November 30, 2007, approximately 83.1 million were amortized and included in basic earnings per share. Approximately 16.5 million of RSUs outstanding at November 30, 2007 will be amortized during 2008, and the remainder will be amortized subsequent to 2008.

The above table includes approximately 5.8 million RSUs awarded to certain senior officers, the terms of which were modified in 2006 (the "Modified RSUs"). The original RSUs resulted from performance stock units ("PSUs") for which the performance periods have expired, but which were not previously converted into RSUs as their vesting was contingent upon a change in control of the Company or certain other specified circumstances as determined by the Compensation and Benefits Committee of the Board of Directors (the "CIC RSUs"). On November 30, 2006, with the approval of the Compensation and Benefits Committee, each executive agreed to a modification of the vesting terms of the CIC RSUs to eliminate the change in control provisions and to provide for vesting in ten equal annual installments from 2007 to 2016, provided the executive continues to be an employee on the vesting date of the respective installment. Vested installments will remain subject to forfeiture for detrimental behavior for an additional two years, after which time they will convert to common stock on a one-for-one basis and be issued to the executive. The Modified RSUs will vest (and convert to common stock and be issued) earlier only upon death, disability or certain government service approved by the Compensation and Benefits Committee. Dividends will be payable by the Corporation on the Modified RSUs from the date of their modification and will be reinvested in additional RSUs with the same terms.

Also included in the previous table are PSUs for which the number of RSUs to be earned was dependent on achieving certain performance levels within predetermined performance periods. During the performance period, these PSUs were accounted for as variable awards. At the end of the performance period, any PSUs earned converted one-for-one to RSUs that then vest in three or more years. At November 30, 2006, all performance periods have been completed and any PSUs earned have been converted into RSUs. The compensation cost for the RSUs payable in satisfaction of PSUs is accrued over the combined performance and vesting periods.

STOCK OPTIONS

Employees and Directors may receive stock options, in lieu of cash, as a portion of their total compensation. Such options generally become exercisable over a one- to five-year period and generally expire five- to ten years from the date of grant, subject to accelerated expiration upon termination of employment.

We use the Black-Scholes option-pricing model to measure the grant date fair value of stock options granted to employees. Stock options granted have exercise prices equal to the market price of our common stock on the grant date. The principal assumptions utilized in valuing options and our methodology for estimating such model inputs include: (i) risk-free interest rate - estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option; (ii) expected volatility - estimate is based on the historical volatility of our common stock for the three years preceding the award date, the implied volatility of market-traded options on our common stock on the grant date and other factors; and (iii) expected option life - estimate is based on internal studies of historical and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. Based on the results of the model, the weighted-average fair value of stock options granted were $24.94, $15.83 and $13.24 for 2007, 2006 and 2005, respectively. The weighted-average assumptions used for 2007, 2006 and 2005 were as follows:

WEIGHTED AVERAGE BLACK-SCHOLES ASSUMPTIONS

	YEAR ENDED NOVEMBER 30,		
	2007	2006	2005
Risk-free interest rate	**4.72%**	4.49%	3.97%
Expected volatility	**25.12%**	23.08%	23.73%
Annual dividends per share	**$0.60**	$0.48	$0.40
Expected life	**7.0 years**	4.5 years	3.9 years

The valuation technique takes into account the specific terms and conditions of the stock options granted including vesting period, termination provisions, intrinsic value and time dependent exercise behavior.

The following table summarizes stock option activity for 2007 and 2006:

STOCK OPTION ACTIVITY

	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	EXPIRATION DATES
Balance, November 30, 2005	101,750,326	$31.36	12/05—11/15
Granted	2,670,400	66.14	
Exercised	(22,453,729)	28.38	
Canceled	(570,626)	31.63	
Balance, November 30, 2006	81,396,371	$33.32	12/06—05/16
Granted	**10,200**	**72.07**	
Exercised	**(15,429,250)**	**28.86**	
Canceled	**(371,778)**	**31.64**	
Balance, November 30, 2007	**65,605,543**	**$34.39**	**01/08—04/17**

The total intrinsic value of stock options exercised in 2007 was approximately $711 million for which compensation costs previously recognized and tax benefits recognized in equity upon issuance totaled approximately $238 million. Cash received from the exercise of stock options in 2007 totaled approximately $443 million.

The table below provides additional information related to stock options outstanding:

	OUTSTANDING AT NOVEMBER 30,			OPTIONS EXERCISABLE AT NOVEMBER 30,		
	2007	2006	2005	**2007**	2006	2005
Number of options	**65,605,543**	81,396,371	101,750,326	**51,748,377**	54,561,355	52,638,434
Weighted-average exercise price	**$34.39**	$33.32	$31.36	**$30.24**	$30.12	$27.65
Aggregate intrinsic value (in millions)	**$1,867**	$3,284	$3,222	**$1,676**	$2,376	$1,861
Weighted-average remaining contractual terms in years	**4.00**	4.84	5.46	**3.70**	4.25	4.58

At November 30, 2007, the number of options outstanding, net of projected forfeitures, was approximately 65 million shares, with a weighted-average exercise price of $34.19, aggregate intrinsic value of approximately $1.8 billion, and weighted-average remaining contractual terms of 3.97 years.

At November 30, 2007, the intrinsic value of unexercised vested options was approximately $1.7 billion for which compensation cost and tax benefits expected to be recognized in equity, upon issuance, are approximately $508 million.

RESTRICTED STOCK

In addition to RSUs, we also continue to issue restricted stock to certain Neuberger employees under the LTIP. The following table summarizes restricted stock activity for 2007, 2006 and 2005:

	2007	2006	2005
Balance, beginning of year	**671,956**	1,042,376	1,541,692
Granted	**—**	43,520	15,534
Canceled	**(4,444)**	(6,430)	(37,446)
Exchanged for stock without restrictions	**(311,892)**	(407,510)	(477,404)
Balance, end of year	**355,620**	671,956	1,042,376

At November 30, 2007, there were 355,620 shares of restricted stock outstanding.The fair value of the 311,892 shares of restricted stock that became freely tradable in 2007 was approximately $23 million.

STOCK REPURCHASE PROGRAM

We maintain a common stock repurchase program to manage our equity capital. Our stock repurchase program is effected through open-market purchases, as well as through employee transactions where employees tender shares of common stock to pay for the exercise price of stock options and the required tax withholding obligations upon option exercises and conversion of RSUs to freely-tradable common stock. In January 2007, our Board of Directors authorized the repurchase, subject to market conditions, of up to 100 million shares of Holdings' common stock for the management of our equity capital, including offsetting dilution due to employee stock awards. This authorization superseded the stock repurchase program authorized in 2006. During 2007, we repurchased approximately 34.6 million shares of our common stock through open-market purchases at an aggregate cost of approximately $2.6 billion, or $75.40 per share. In addition, we withheld approximately 8.5 million shares of common stock from employees at an equivalent cost of approximately $573 million. At November 30, 2007, approximately 57 million shares remained available for repurchase under this authorization.

In January 2008, our Board of Directors authorized the repurchase, subject to market conditions, of up to 100 million shares of Holdings' common stock for the management of the Firm's equity capital, including consideration of dilution due to employee stock awards. This resolution supersedes the stock repurchase program authorized in 2007.

NOTE 13 EMPLOYEE BENEFIT PLANS

We provide both funded and unfunded noncontributory defined benefit pension plans for the majority of our employees worldwide. In addition, we provide certain other postretirement benefits, primarily health care and life insurance, to eligible employees. We use a November 30 measurement date for our plans.

In September 2006, the FASB issued SFAS 158, which requires an employer to recognize the over- or under-funded status of its defined benefit postretirement plans as an asset or liability in its Consolidated Statement of Financial Condition, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation. For other postretirement plans, the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires an employer to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income/(loss) (net of tax), a component of Stockholders' equity. We adopted this provision of SFAS 158 for the year ended November 30, 2007.

The following table illustrates the incremental effect of the application of SFAS 158 on the Consolidated Statement of Financial Condition at November 30, 2007:

IN MILLIONS	BEFORE APPLICATION OF SFAS 158	SFAS 158 ADOPTION ADJUSTMENTS	AFTER APPLICATION OF SFAS 158
Prepaid pension cost	$ 662	$ (351)	$ 311
Deferred tax assets	3,183	137	3,320
Total Assets	691,277	(214)	691,063
Liability for pension and postretirement benefits	123	(7)	116
Deferred tax liabilities	1,008	3	1,011
Total Liabilities	668,577	(4)	668,573
Accumulated other comprehensive income/(loss)	(100)	(210)	(310)
Total Stockholders' Equity	$ 22,700	$ (210)	$ 22,490

The minimum pension liability of $24 million was eliminated with the adoption of SFAS 158.

The following table provides a summary of the changes in the plans' benefit obligations, fair value of plan assets, and funded status and amounts recognized in the Consolidated Statement of Financial Condition for our U.S. and non-U.S. defined benefit pension and postretirement benefit plans:

DEFINED BENEFIT PLANS

IN MILLIONS NOVEMBER 30,	PENSION BENEFITS U.S. 2007	PENSION BENEFITS U.S. 2006	PENSION BENEFITS NON-U.S. 2007	PENSION BENEFITS NON-U.S. 2006	OTHER POSTRETIREMENT BENEFITS 2007	OTHER POSTRETIREMENT BENEFITS 2006
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at beginning of year	**$1,168**	$1,017	**$514**	$399	**$61**	$ 60
Service cost	**54**	47	**7**	8	**1**	1
Interest cost	**67**	61	**26**	20	**3**	3
Plan amendments and curtailments	**(3)**	3	**(11)**	—	**—**	—
Actuarial loss/(gain)	**(177)**	69	**(71)**	37	**(6)**	2
Benefits paid	**(32)**	(29)	**(9)**	(7)	**(6)**	(5)
Foreign currency exchange rate changes	**—**	—	**28**	57	**—**	—
Benefit obligation at end of year	**1,077**	1,168	**484**	514	**53**	61
CHANGE IN PLAN ASSETS						
Fair value of plan assets at beginning of year	**1,147**	1,030	**494**	378	**—**	—
Actual return on plan assets, net of expenses	**94**	96	**28**	43	**—**	—
Employer contribution	**—**	50	**48**	26	**6**	5
Benefits paid	**(32)**	(29)	**(12)**	(6)	**(6)**	(5)
Foreign currency exchange rate changes	**—**	—	**30**	53	**—**	—
Fair value of plan assets at end of year	**1,209**	1,147	**588**	494	**—**	—
Funded/(underfunded) status[1]	**132**	(21)	**104**	(20)	**(53)**	(61)
Unrecognized net actuarial loss/(gain)[1]		455		161		(9)
Unrecognized prior service cost/(benefit)[1]		30		1		(1)
Prepaid/(accrued) benefit cost[1]		$ 464		$142		$(71)
Accumulated benefit obligation—funded plans	**$ 947**	$1,020	**$457**	$490		
Accumulated benefit obligation—unfunded plans	**63**	76	**12**	—		

[1] In accordance with SFAS 158, the funded/(underfunded) status was recognized in the Consolidated Statement of Financial Condition at November 30, 2007 and Unrecognized net actuarial gain/(loss) and Unrecognized prior service cost/(benefit) was recognized in the Consolidated Statement of Stockholders' Equity at November 30, 2007.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS

NOVEMBER 30,	PENSION BENEFITS U.S. 2007	PENSION BENEFITS U.S. 2006	PENSION BENEFITS NON-U.S. 2007	PENSION BENEFITS NON-U.S. 2006	OTHER POSTRETIREMENT BENEFITS 2007	OTHER POSTRETIREMENT BENEFITS 2006
Discount rate	**6.66%**	5.73%	**5.00%**	4.82%	**6.45%**	5.70%
Rate of compensation increase	**5.00%**	5.00%	**4.60%**	4.30%		

The following table presents the pre-tax net actuarial loss/(gain) prior service cost/(benefit) recognized in accumulated other comprehensive income/(loss) at November 30, 2007:

	PENSION BENEFITS U.S.	PENSION BENEFITS NON-U.S.	OTHER POSTRETIREMENT BENEFITS
Net actuarial loss/(gain)	$238	$ 94	$ (16)
Prior Service cost/(benefit)	27	—	(1)
Total	$265	$ 94	$ (17)

The following table presents the estimated pre-tax net actuarial loss/(gain) and estimated prior service costs/(credits) that will be amortized from accumulated other comprehensive income/(loss) into net periodic cost/(income) and recorded into the Consolidated Statement of Income in fiscal 2008:

IN MILLIONS	PENSION BENEFITS U.S.	PENSION BENEFITS NON-U.S.	OTHER POSTRETIREMENT BENEFITS
Net actuarial loss/(gain)	$10	$ 4	$ (1)
Prior Service cost/(benefit)	$ 4	$—	$ (1)

COMPONENTS OF NET PERIODIC COST

IN MILLIONS	PENSION BENEFITS						POSTRETIREMENT BENEFITS		
	U.S. PENSIONS			NON-U.S.					
NOVEMBER 30,	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	**$57**	$49	$42	**$ 7**	$ 8	$ 7	**$ 1**	$ 2	$ 2
Interest cost	**67**	61	56	**26**	20	19	**4**	3	3
Expected return on plan assets	**(86)**	(76)	(74)	**(37)**	(26)	(24)	**—**	—	—
Amortization of net actuarial loss	**26**	30	33	**11**	10	11	**—**	—	—
Amortization of prior service cost	**4**	4	3	**—**	1	1	**(1)**	(1)	(1)
Net periodic cost	**$68**	$68	$60	**$ 7**	$13	$14	**$ 4**	$ 4	$ 4

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC COST FOR THE YEARS ENDED NOVEMBER 30,

	PENSION BENEFITS						POSTRETIREMENT BENEFITS		
	U.S. PENSIONS			NON-U.S.					
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Discount rate	**5.73%**	5.98%	5.90%	**5.00%**	4.82%	4.80%	**5.70%**	5.70%	5.90%
Expected return on plan assets	**7.50%**	7.50%	8.50%	**7.50%**	6.57%	6.96%			
Rate of compensation increase	**5.00%**	5.00%	5.00%	**4.60%**	4.30%	4.30%			

RETURN ON PLAN ASSETS

U.S. and non–U.S. Plans Establishing the expected rate of return on pension assets requires judgment. We consider the following factors in determining these assumptions:

- The types of investment classes in which pension plan assets are invested and the expected compounded return we can reasonably expect the portfolio to earn over appropriate time periods. The expected return reflects forward-looking economic assumptions.
- The investment returns we can reasonably expect our active investment management program to achieve in excess of the returns expected if investments were made strictly in indexed funds.
- Investment related expenses.

We review the expected long-term rate of return annually and revise it as appropriate. Also, we periodically commission detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries. These studies project stated future returns on plan assets. The studies performed in the past support the reasonableness of our assumptions based on the targeted allocation investment classes and market conditions at the time the assumptions were established.

PLAN ASSETS

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

U.S. plans Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of our pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Lehman Brothers common stock, although the plan may hold a minimal investment in Lehman Brothers common stock as a result of investment decisions made by various investment managers.

Non–U.S. plans Non–U.S. pension plan assets are invested with several investment managers across a range of different asset classes. The strategic target of plan asset allocation is approximately 75% equities, 20% fixed income and 5% real estate.

Weighted-average plan asset allocations were as follows:

	U.S. PLANS		NON–U.S. PLANS	
	NOV 30, 2007	NOV 30, 2006	NOV 30, 2007	NOV 30, 2006
Equity securities	**76%**	72%	**69%**	72%
Fixed income securities	**24**	23	**14**	14
Real estate	**—**	—	**4**	5
Cash	**—**	5	**13**	9
	100%	100%	**100%**	100%

EXPECTED CONTRIBUTIONS FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2008

We do not expect it to be necessary to contribute to our U.S. pension plans in the fiscal year ending November 30, 2008. We expect to contribute approximately $8 million to our non–U.S. pension plans in the fiscal year ending November 30, 2008.

ESTIMATED FUTURE BENEFIT PAYMENTS

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	PENSION		
IN MILLIONS	U.S.	NON-U.S.	POSTRETIREMENT
Fiscal 2008	$ 37	$ 7	$ 6
Fiscal 2009	41	7	5
Fiscal 2010	43	7	5
Fiscal 2011	46	7	5
Fiscal 2012	51	8	5
Fiscal 2013—2017	308	42	24

POSTRETIREMENT BENEFITS

Assumed health care cost trend rates were as follows:

	NOVEMBER 30,	
	2007	2006
Health care cost trend rate assumed for next year	**9%**	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5%**	5%
Year the rate reaches the ultimate trend rate	**2012**	2011

A one-percentage-point change in assumed health care cost trend rates would be immaterial to our other postretirement plans.

NOTE 14 INCOME TAXES

We file a consolidated U.S. federal income tax return reflecting the income of Holdings and its subsidiaries. The provision for income taxes consists of the following:

PROVISION FOR INCOME TAXES

	NOVEMBER 30,		
IN MILLIONS	2007	2006	2005
Current:			
Federal	**$ 121**	$1,024	$1,037
State	**50**	91	265
Foreign	**1,232**	890	769
	1,403	2,005	2,071
Deferred:			
Federal	**405**	(80)	(634)
State	**23**	(22)	(59)
Foreign	**(10)**	42	191
	418	(60)	(502)
Provision for income taxes	**$1,821**	$1,945	$1,569

Income before taxes included $6.8 billion, $2.7 billion and $1.9 billion that also were subject to income taxes of foreign jurisdictions for 2007, 2006 and 2005, respectively.

The income tax provision differs from that computed by using the statutory federal income tax rate for the reasons shown below:

RECONCILIATION OF PROVISION FOR INCOME TAXES TO FEDERAL INCOME TAXES AT STATUTORY RATE

	NOVEMBER 30,		
IN MILLIONS	**2007**	**2006**	**2005**
Federal income taxes at statutory rate	**$2,104**	$2,068	$1,690
State and local taxes	**48**	45	134
Tax-exempt income	**(114)**	(125)	(135)
Foreign operations	**(225)**	(17)	(113)
Other, net	**8**	(26)	(7)
Provision for income taxes	**$1,821**	$1,945	$1,569

The provision for income taxes resulted in effective tax rates of 30.3%, 32.9% and 32.5% for 2007, 2006 and 2005, respectively. The decrease in the effective tax rate in 2007 compared to 2006 was primarily due to a more favorable mix of earnings which resulted in lower tax expense from foreign operations as compared to the U.S. statutory rate. The increases in the effective tax rates in 2006 and 2005 compared with the prior years were primarily due to an increase in level of pretax earnings which minimizes the impact of certain tax benefit items, and in 2006 a net reduction in certain benefits from foreign operations, partially offset by a reduction in state and local taxes due to favorable audit settlements in 2006 and 2005.

In 2007, we recorded an income tax benefit of $2 million, and in 2006 and 2005 we recorded income tax charges of $2 million and $1 million, respectively, from the translation of foreign currencies, which was recorded directly in Accumulated other comprehensive income/(loss). Income tax benefits related to employee stock compensation plans of approximately $434 million, $836 million and $1.0 billion in 2007, 2006 and 2005, respectively, were allocated to Additional paid-in capital.

Deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Financial Statements. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse.

Net deferred tax assets are included in Other assets in the Consolidated Statement of Financial Condition. At November 30, 2007 and 2006, deferred tax assets and liabilities consisted of the following:

DEFERRED TAX ASSETS AND LIABILITIES

	NOVEMBER 30,	
IN MILLIONS	**2007**	**2006**
Deferred tax assets:		
Liabilities and other accruals not currently deductible	**$ 161**	$ 415
Deferred compensation	**1,930**	1,657
Unrealized investment activity	**—**	251
Foreign tax credit carryforwards	**246**	214
Foreign operations (net of associated tax credits)	**1,049**	709
Net operating loss carryforwards	**75**	64
Other	**132**	91
Total deferred tax assets	**3,593**	3,401
Less: valuation allowance	**(273)**	(5)
Total deferred tax assets, net of valuation allowance	**3,320**	3,396
Deferred tax liabilities:		
Excess tax over financial depreciation, net	**(104)**	(103)
Acquired intangibles	**(369)**	(384)
Unrealized investment activity	**(375)**	—
Pension and retirement costs	**(104)**	(192)
Other	**(59)**	(47)
Total deferred tax liabilities	**(1,011)**	(726)
Net deferred tax assets	**$ 2,309**	$ 2,670

We have permanently reinvested earnings in certain foreign subsidiaries. At November 30, 2007, $4.3 billion of accumulated earnings were permanently reinvested. At current tax rates, additional Federal income taxes (net of available tax credits) of approximately $1.1 billion would become payable if such income were to be repatriated.

We have approximately $215 million of Federal net operating loss carryforwards that are subject to separate company limitations. Substantially all of these net operating loss carryforwards begin to expire between 2023 and 2026. At November 30, 2007, $5 million of the deferred tax asset valuation allowance relates to Federal net operating loss carryforwards of an acquired entity that is subject to separate company limitations. If future circumstances permit the recognition of the acquired tax benefit, goodwill will be reduced. The remaining deferred tax asset valuation allowance of $268 million relates to losses from foreign legal entities in which the prospect of future profitability does not meet the more likely than not recognition threshold.

We are under continuous examination by the IRS, and other tax authorities in major operating jurisdictions such as the United Kingdom and Japan, and in various states in which the Company has significant operations, such as New York. The Company regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the Consolidated Financial Statements. Tax reserves have been established, which we believe to be adequate with regards to the potential for additional exposure. Once established, reserves are adjusted only when additional information is obtained or an event requiring a change to the reserve occurs. Management believes the resolution of these uncertain tax positions will not have a material impact on the financial condition of the Company; however resolution could have an impact on our effective tax rate in any one particular period.

We have completed the appeals process with respect to the 1997 through 2000 IRS examination. Although most issues were settled on a basis acceptable to us, two issues remain unresolved and will carry into litigation with the IRS. Based on the strength of our positions, we have not reserved any part of these issues. The aggregate tax benefits previously recorded with regard to these two issues is approximately $185 million.

The IRS has recently begun an examination with respect to the 2001 through 2005 tax years. The audit is in its initial stages and no adjustments have been proposed. We believe we are adequately reserved for any issues that may arise from this audit. The two issues from the 1997 through 2000 cycle which we plan to litigate also have an impact on the 2001 through 2005 tax years. The aggregate tax benefit previously recorded with regard to these two issues is approximately $500 million.

NOTE 15 REGULATORY REQUIREMENTS

For regulatory purposes, Holdings and its subsidiaries are referred to collectively as a CSE. CSEs are supervised and examined by the SEC, which requires minimum capital standards on a consolidated basis. At November 30, 2007, Holdings was in compliance with the CSE capital requirements and had allowable capital in excess of the minimum capital requirements on a consolidated basis.

In the United States, Lehman Brothers Inc. ("LBI") and Neuberger Berman, LLC ("NB LLC") are registered broker-dealers in the U.S. that are subject to SEC Rule 15c3-1 and Rule 1.17 of the Commodity Futures Trading Commission, which specify minimum net capital requirements for the registrants. LBI and NB LLC have consistently operated with net capital in excess of their respective regulatory capital requirements. LBI has elected to calculate its minimum net capital in accordance with Appendix E of the Net Capital Rule which establishes alternative net capital requirements for broker-dealers that are part of CSEs. In addition to meeting the alternative net capital requirements, LBI is required to maintain tentative net capital in excess of $1 billion and net capital in excess of $500 million. LBI is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of November 30, 2007, LBI had net capital of approximately $2.7 billion, which exceeded the minimum net capital requirement by approximately $2.1 billion. As of November 30, 2007, NB LLC had net capital of approximately $188 million, which exceeded the minimum net capital requirement by approximately $183 million.

Lehman Brothers International (Europe) ("LB Europe"), a United Kingdom registered broker-dealer and subsidiary of Holdings, is subject to the capital requirements of the Financial Services Authority ("FSA") in the United Kingdom. Financial resources, as defined, must exceed the total financial resources requirement of the FSA. At November 30, 2007, LB Europe's financial resources of approximately $16.2 billion exceeded the minimum requirement by approximately $3.8 billion. Lehman Brothers Japan ("LB Japan"), a regulated broker-dealer, is subject to the capital requirements of the Financial Services Agency in Japan and the Bank of Japan. At November 30, 2007, LB Japan had net capital of approximately $1.3 billion, which was approximately $748 million in excess of Financial Services Agency in Japan's required level and approximately $512 million in excess of Bank of Japan's required level.

Lehman Brothers Bank, FSB ("LB Bank"), our thrift subsidiary, is regulated by the Office of Thrift Supervision. Lehman Brothers Commercial Bank ("LB Commercial Bank"), our Utah industrial bank subsidiary is regulated by the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation. LB Bank and LB Commercial Bank exceeded all regulatory capital requirements and are considered to be well capitalized as of November 30, 2007. Bankhaus is subject to the capital requirements of the Federal Financial Supervisory Authority of the German Federal Republic. At November 30, 2007, Bankhaus' financial resources exceeded its minimum financial resources requirement.

Certain other subsidiaries are subject to various securities, commodities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. At November 30, 2007, these other subsidiaries were in compliance with their applicable local capital adequacy requirements.

In addition, our AAA rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions that are reviewed by various rating agencies. At November 30, 2007, LBFP and LBDP each had capital that exceeded the requirements of the rating agencies.

The regulatory rules referred to above, and certain covenants contained in various debt agreements, may restrict Holdings' ability to withdraw capital from its regulated subsidiaries, which in turn could limit its ability to pay dividends to shareholders. Holdings fully guarantees the payment of all liabilities, obligations and commitments of certain of its subsidiaries.

NOTE 16 QUARTERLY INFORMATION (UNAUDITED)

The following table presents unaudited quarterly results of operations for 2007 and 2006. Certain amounts reflect reclassifications to conform to the current period's presentation. These quarterly results reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results. Revenues and net income can vary significantly from quarter to quarter due to the nature of our business activities.

QUARTERLY INFORMATION (UNAUDITED)

	FOR THE QUARTER ENDED			
IN MILLIONS, EXCEPT PER SHARE DATA	NOVEMBER 30, 2007	AUGUST 31, 2007	MAY 31, 2007	FEBRUARY 28, 2007
Total revenues	$14,890	$14,739	$15,579	$13,795
Interest expense	10,500	10,431	10,067	8,748
Net revenues	4,390	4,308	5,512	5,047
Non-interest expenses:				
Compensation and benefits	2,164	2,124	2,718	2,488
Non-personnel expenses	996	979	915	860
Total non-interest expenses	3,160	3,103	3,633	3,348
Income before taxes	1,230	1,205	1,879	1,699
Provision for income taxes	344	318	606	553
Net income	$ 886	$ 887	$ 1,273	$ 1,146
Net income applicable to common stock	$ 870	$ 870	$ 1,256	$ 1,129
Earnings per common share:				
Basic	$ 1.60	$ 1.61	$ 2.33	$ 2.09
Diluted	$ 1.54	$ 1.54	$ 2.21	$ 1.96
Weighted-average common shares:				
Basic	542.6	540.4	538.2	540.9
Diluted	563.7	565.8	568.1	575.4
Dividends per common share	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Book value per common share (at period end)	$ 39.44	$ 38.29	$ 37.15	$ 35.15

IN MILLIONS, EXCEPT PER SHARE DATA	FOR THE QUARTER ENDED			
	NOVEMBER 30, 2006	AUGUST 31, 2006	MAY 31, 2006	FEBRUARY 28, 2006
Total revenues	$13,160	$11,727	$11,515	$10,307
Interest expense	8,627	7,549	7,104	5,846
Net revenues	4,533	4,178	4,411	4,461
Non-interest expenses:				
Compensation and benefits	2,235	2,060	2,175	2,199
Non-personnel expenses	809	751	738	711
Total non-interest expenses	3,044	2,811	2,913	2,910
Income before taxes and cumulative effect of accounting change	1,489	1,367	1,498	1,551
Provision for income taxes	485	451	496	513
Cumulative effect of accounting change	—	—	—	47
Net income	$ 1,004	$ 916	$ 1,002	$ 1,085
Net income applicable to common stock	$ 987	$ 899	$ 986	$ 1,069
Earnings per common share:				
Basic	$ 1.83	$ 1.66	$ 1.81	$ 1.96
Diluted	$ 1.72	$ 1.57	$ 1.69	$ 1.83
Weighted-average common shares:				
Basic	539.2	540.9	545.1	546.2
Diluted	573.1	573.3	582.8	584.2
Dividends per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Book value per common share (at period end)	$ 33.87	$ 32.16	$ 31.08	$ 30.01

SELECTED FINANCIAL DATA

	AS OF OR FOR THE YEAR ENDED NOVEMBER 30,				
	2007	2006	2005	2004	2003
CONSOLIDATED STATEMENT OF INCOME (IN MILLIONS)					
Total revenues	**$ 59,003**	$ 46,709	$ 32,420	$ 21,250	$ 17,287
Interest expense	**39,746**	29,126	17,790	9,674	8,640
Net revenues	**19,257**	17,583	14,630	11,576	8,647
Non-interest expenses:					
Compensation and benefits	**9,494**	8,669	7,213	5,730	4,318
Non-personnel expenses[1]	**3,750**	3,009	2,588	2,309	1,716
Real estate reconfiguration charge	**—**	—	—	19	77
Total non-interest expenses	**13,244**	11,678	9,801	8,058	6,111
Income before taxes and cumulative effect of accounting change	**6,013**	5,905	4,829	3,518	2,536
Provision for income taxes	**1,821**	1,945	1,569	1,125	765
Dividends on trust preferred securities[2]	**—**	—	—	24	72
Income before cumulative effect of accounting change	**4,192**	3,960	3,260	2,369	1,699
Cumulative effect of accounting change	**—**	47	—	—	—
Net income	**$ 4,192**	$ 4,007	$ 3,260	$ 2,369	$ 1,699
Net income applicable to common stock	**$ 4,125**	$ 3,941	$ 3,191	$ 2,297	$ 1,649
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (IN MILLIONS)					
Total assets	**$691,063**	$503,545	$410,063	$357,168	$312,061
Net assets[3] [10]	**372,959**	268,936	211,424	175,221	163,182
Long-term borrowings[2] [4]	**123,150**	81,178	53,899	49,365	35,885
Preferred securities subject to mandatory redemption[2]	**—**	—	—	—	1,310
Total stockholders' equity	**22,490**	19,191	16,794	14,920	13,174
Tangible equity capital[5] [10]	**23,103**	18,567	15,564	12,636	10,681
Total long-term capital[6]	**145,640**	100,369	70,693	64,285	50,369
PER COMMON SHARE DATA (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)[7]					
Earnings per share:					
Basic	**$ 7.63**	$ 7.26	$ 5.74	$ 4.18	$ 3.36
Diluted	**$ 7.26**	$ 6.81	$ 5.43	$ 3.95	$ 3.17
Weighted average common shares outstanding:					
Basic	**540.6**	543.0	556.3	549.4	491.3
Diluted	**568.3**	578.4	587.2	581.5	519.7
Dividends declared and paid per common share	**$ 0.60**	$ 0.48	$ 0.40	$ 0.32	$ 0.24
Book value per common share[8]	**$ 39.44**	$ 33.87	$ 28.75	$ 24.66	$ 22.09
SELECTED DATA					
Leverage ratio[9]	**30.7x**	26.2x	24.4x	23.9x	23.7x
Net leverage ratio[10]	**16.1x**	14.5x	13.6x	13.9x	15.3x
Employees	**28,556**	25,936	22,919	19,579	16,188
Assets under management (in billions)	**$ 282**	$ 225	$ 175	$ 137	$ 120
FINANCIAL RATIOS					
Compensation and benefits/net revenues	**49.3%**	49.3%	49.3%	49.5%	49.9%
Pre-tax margin	**31.2%**	33.6%	33.0%	30.4%	29.3%
Return on average common stockholders' equity[11]	**20.8%**	23.4%	21.6%	17.9%	18.2%
Return on average tangible common stockholders' equity[11]	**25.7%**	29.1%	27.8%	24.7%	19.2%

NOTES TO SELECTED FINANCIAL DATA

(1) Non-personnel expenses exclude real estate reconfiguration charges of $19 million and $77 million for the years ended November 30, 2004 and 2003, respectively.

(2) We adopted FIN 46(R) effective February 29, 2004, which required us to deconsolidate the trusts that issued the preferred securities. Accordingly, at and subsequent to February 29, 2004, preferred securities subject to mandatory redemption were reclassified to junior subordinated notes, a component of long-term borrowings. Dividends on preferred securities subject to mandatory redemption, which were presented as Dividends on trust preferred securities in the Consolidated Statement of Income through February 29, 2004, are included in Interest expense in periods subsequent to February 29, 2004.

(3) We calculate net assets by excluding from total assets: (i) cash and securities segregated and on deposit for regulatory and other purposes; (ii) collateralized lending agreements; and (iii) identifiable intangible assets and goodwill. We believe net assets to be a more useful measure of our assets than total assets because it excludes certain low-risk, non-inventory assets. Net assets as presented are not necessarily comparable to similarly-titled measures provided by other companies in the securities industry because of different methods of presentation.

	AT NOVEMBER 30,				
IN MILLIONS	2007	2006	2005	2004	2003
Total assets	$691,063	$503,545	$410,063	$357,168	$312,061
Cash and securities segregated and on deposit for regulatory and other purposes	(12,743)	(6,091)	(5,744)	(4,085)	(3,100)
Collateralized lending agreements	(301,234)	(225,156)	(189,639)	(174,578)	(142,218)
Identifiable intangible assets and goodwill	(4,127)	(3,362)	(3,256)	(3,284)	(3,561)
Net assets	$372,959	$268,936	$211,424	$175,221	$163,182

(4) Long-term borrowings exclude borrowings with remaining contractual maturities within twelve months of the financial statement date.

(5) We calculate tangible equity capital by including stockholders' equity and junior subordinated notes (at November 30, 2003, preferred securities subject to mandatory redemption), and excluding identifiable intangible assets and goodwill. See "MD&A—Liquidity, Funding and Capital Resources—Balance Sheet and Financial Leverage" for additional information about tangible equity capital. We believe tangible equity capital to be a more meaningful measure of our equity base as it includes instruments we consider to be equity-like due to their subordinated nature, long-term maturity and interest deferral features and excludes assets we do not consider available to support our remaining net assets (see note 3 above). These measures may not be comparable to other, similarly titled calculations by other companies as a result of different calculation methodologies.

	AT NOVEMBER 30,				
IN MILLIONS	2007	2006	2005	2004	2003
Total stockholders' equity	$ 22,490	$ 19,191	$ 16,794	$ 14,920	$ 13,174
Junior subordinated notes (subject to limitation)[a](b)	4,740	2,738	2,026	1,000	1,068
Identifiable intangible assets and goodwill	(4,127)	(3,362)	(3,256)	(3,284)	(3,561)
Tangible equity capital	$ 23,103	$ 18,567	$ 15,564	$ 12,636	$ 10,681

(a) Preferred securities subject to mandatory redemption at November 30, 2003.

(b) Our definition for tangible equity capital limits the amount of junior subordinated notes and preferred stock included in the calculation to 25% of tangible equity capital. The amount excluded was approximately $237 million at November 30, 2007. No amounts were excluded in prior periods.

(6) Total long-term capital includes long-term borrowings (excluding any borrowings with remaining contractual maturities within twelve months of the financial statement date) and total stockholders' equity and, at November 30, 2003, preferred securities subject to mandatory redemption. We believe total long-term capital is useful to investors as a measure of our financial strength.

(7) Common share and per share amounts have been retrospectively adjusted to give effect for the 2-for-1 common stock split, effected in the form of a 100% stock dividend, which became effective April 28, 2006.

(8) The book value per common share calculation includes amortized restricted stock units granted under employee stock award programs, which have been included in total stockholders' equity.

(9) Leverage ratio is defined as total assets divided by total stockholders' equity.

(10) Net leverage ratio is defined as net assets (see note 3 above) divided by tangible equity capital (see note 5 above). We believe net leverage based on net assets and tangible equity capital to be a more meaningful measure of leverage as net assets excludes certain low-risk, non-inventory assets and we believe tangible equity capital to be a more meaningful measure of our equity base. Net leverage as presented is not necessarily comparable to similarly-titled measures provided by other companies in the securities industry because of different methods of presentation.

(11) Return on average common stockholders' equity is computed by dividing net income applicable to common stock for the period by average common stockholders' equity. Return on average tangible common stockholders' equity is computed by dividing net income applicable to common stock for the period by average tangible common stockholders' equity. Average tangible common stockholders' equity equals average total common stockholders' equity less average identifiable intangible assets and goodwill. We believe tangible common stockholders' equity is a meaningful measure because it reflects the common stockholders' equity deployed in our businesses. Average common stockholders' equity, Average identifiable intangible assets and goodwill and Average tangible common stockholders' equity are calculated as:

	AS OF OR FOR THE YEAR ENDED NOVEMBER 30,				
IN MILLIONS	2007	2006	2005	2004	2003
Net income applicable to common stock	$ 4,125	$ 3,941	$ 3,191	$ 2,297	$1,649
Average stockholders' equity	$20,910	$17,971	$15,936	$14,059	$9,899
Less: average preferred stock	(1,095)	(1,095)	(1,195)	(1,217)	(838)
Average common stockholders' equity	$19,815	$16,876	$14,741	$12,842	$9,061
Less: average identifiable intangible assets and goodwill	(3,756)	(3,312)	(3,272)	(3,547)	(471)
Average tangible common stockholders' equity	$16,059	$13,564	$11,469	$ 9,295	$8,590
Return on average common stockholders' equity	20.8%	23.4%	21.6%	17.9%	18.2%
Return on average tangible common stockholders' equity	25.7%	29.1%	27.8%	24.7%	19.2%

OTHER STOCKHOLDER INFORMATION

COMMON STOCK

TICKER SYMBOL: LEH The common stock of Lehman Brothers Holdings Inc., par value $0.10 per share, is listed on the New York Stock Exchange. As of December 31, 2007, there were 530,588,207 shares of the Company's common stock outstanding and approximately 23,200 holders of record. On January 28, 2008, the last reported sales price of Lehman Brothers' common stock was $60.63.

Lehman Brothers Holdings currently is authorized to issue up to 1,200,000,000 shares of common stock. Each holder of common stock is entitled to one vote per share for the election of directors and all other matters to be voted on by stockholders. Holders of common stock may not cumulate their votes in the election of directors. They are entitled to share equally in the dividends that may be declared by the Board of Directors, after payment of dividends on preferred stock. Upon voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of common stock will share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, "poison pills," conversion rights or redemption or scheduled installment payment provisions relating to the Company's common stock.

PREFERRED STOCK

Lehman Brothers Holdings currently is authorized to issue up to 24,999,000 shares of preferred stock, par value $1.00 per share. Lehman Brothers' Board of Directors may authorize the issuance of classes or series of preferred stock from time to time, each with the voting rights, preferences and other special rights and qualifications, limitations or restrictions specified by the Board. A series of preferred stock may rank as senior, equal or subordinate to another series of preferred stock. Each series of preferred stock will rank prior to the common stock as to dividends and distributions of assets.

As of January 28, 2008, Lehman Brothers has issued and outstanding 798,000 shares of preferred stock in four series (each represented by depositary shares) with differing rights and privileges. The outstanding preferred stock does not have voting rights, except in certain very limited circumstances involving the Company's failure to pay dividends thereon and certain matters affecting the specific rights of the preferred stockholders.

ANNUAL MEETING

Lehman Brothers' annual meeting of stockholders will be held on Tuesday, April 15, 2008 at 10:30 a.m. at its global headquarters at 745 Seventh Avenue, New York, New York 10019 in the Allan S. Kaplan Auditorium on the Concourse Level.

DIVIDENDS

In January 2008, our Board of Directors increased the fiscal 2008 annual common stock dividend rate to $0.68 per share from an annual dividend rate of $0.60 per share in fiscal 2007 and $0.48 per share in fiscal 2006. Dividends on the common stock are generally payable, following declaration by the Board of Directors, in February, May, August and November.

REGISTRAR AND TRANSFER AGENT FOR COMMON STOCK

Questions regarding dividends, transfer requirements, lost certificates, changes of address, direct deposit of dividends, the Direct Purchase and Dividend Reinvestment Plan, or other inquiries should be directed to:

The Bank of New York
Shareholders Services Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258

Telephone: (800) 824-5707 (U.S.)
(212) 815-3700 (non-U.S.)
E-mail: shareowners@bankofny.com
Web site: http://www.stockbny.com

DIRECT PURCHASE AND DIVIDEND REINVESTMENT PLAN

Lehman Brothers' Direct Purchase and Dividend Reinvestment Plan provides both existing stockholders and first-time investors with an alternative means of purchasing the Company's stock. The plan has no minimum stock ownership requirements for eligibility and enrollment. Plan participants may reinvest all or a portion of cash dividends and/or make optional cash purchases up to a maximum of $175,000 per year without incurring commissions or service charges. Additional information and enrollment forms can be obtained from the Company's Transfer Agent listed above.

ANNUAL REPORT AND FORM 10-K

Lehman Brothers will make available upon request, without charge, copies of this Annual Report and the 2007 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Requests may be directed to:

Jeffrey A. Welikson, Corporate Secretary
Lehman Brothers Holdings Inc.
1271 Avenue of the Americas, 42nd Floor
New York, New York 10019
Telephone: (212) 526-0858

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
5 Times Square
New York, New York 10036
Telephone: (212) 773-3000

INVESTOR RELATIONS

(212) 526-3267

MEDIA RELATIONS

(212) 526-4382

WEB SITE ADDRESS

http://www.lehman.com

PERFORMANCE GRAPH AND TABLE

The performance graph and table below illustrating cumulative stockholder return compares the performance of our Common Stock, measured at each of the Company's last five fiscal year-ends, with that of the S&P Financial Index and the S&P 500 Index. These comparatives assume $100 was invested in the Common Stock and each index on November 30, 2002, and that all dividends were reinvested in full.


$260
$240
$220
$200
$180
$160
$140
$120
$100
Lehman Brothers Holdings Inc.
S&P 500
S&P Financials
2002
2003
2004
2005
2006
2007

	Cumulative Total Return in Dollars at November 30,					
	2002[1]	2003	2004	2005	2006	2007
Lehman Brothers Holdings Inc.	100.00	118.51	138.63	210.14	247.43	212.20
S&P 500	100.00	115.09	129.88	140.85	160.90	173.33
S&P Financials	100.00	118.20	131.88	146.10	168.04	150.18

[1] Comparative assumes $100 was invested in the Common Stock and each index on November 30, 2002, and that all dividends were reinvested in full.

PRICE RANGE OF COMMON STOCK

THREE MONTHS ENDED 2007	NOV. 30	AUG. 31	MAY 31	FEB. 28
High	$67.73	$82.05	$79.21	$86.18
Low	$51.59	$49.06	$68.07	$72.26

THREE MONTHS ENDED 2006	NOV. 30	AUG. 31	MAY 31	FEB. 29
High	$78.89	$69.48	$78.85	$74.79
Low	$63.04	$58.37	$62.82	$62.14

The above table has been adjusted to reflect the April 28, 2006 2-for-1 stock split.

CORPORATE GOVERNANCE

Lehman Brothers continues to be committed to industry best practices with respect to corporate governance. The corporate governance documents that have been adopted by the Firm reflect the listing standards adopted by the New York Stock Exchange, the Sarbanes-Oxley Act and other legal and regulatory changes.

The Company's Board of Directors currently consists of ten members. The Board of Directors has determined that, with the exception of Mr. Fuld, all of the Company's directors are independent, and the Audit, Nominating and Corporate Governance, Finance and Risk, and Compensation and Benefits Committees are composed exclusively of independent directors. The Audit Committee includes a financial expert as defined in the SEC's rules.

The Board of Directors holds regularly scheduled executive sessions in which non-management directors meet independently of management. The Board and the Audit, Nominating and Corporate Governance, and Compensation and Benefits Committees each conduct a self-evaluation at least annually.

The current committees of the Board of Directors and their members are set forth on page 128. During fiscal 2007, the Board of Directors held 8 meetings, the Audit Committee held 11 meetings, the Compensation and Benefits Committee held 7 meetings, the Finance and Risk Committee held 2 meetings and the Nominating and Corporate Governance Committee held 5 meetings. Overall director attendance at Board and committee meetings was 96%.

The Company has established an orientation program for new directors to familiarize them with the Company's operations, strategic plans, Code of Ethics, management and independent registered public accounting firm.

The Company's Corporate Governance Guidelines also contemplate continuing director education arranged by the Company. Directors receive presentations from senior management on different aspects of the Company's business and from Finance, Legal, Compliance, Internal Audit, Risk Management and other disciplines at Board meetings throughout the year.

Descriptions of the director nomination process, the compensation received by directors for their service and certain transactions and agreements between the Company and its directors may be found in the Company's 2008 Proxy Statement.

The Board of Directors recognizes that legal requirements and governance practices will continue to evolve, and the Board will continue to reevaluate its practices in light of these changes.

CORPORATE GOVERNANCE DOCUMENTS AND WEB SITE

The corporate governance documents that have been adopted by the Firm reflect the listing standards adopted by the New York Stock Exchange, the Sarbanes-Oxley Act and other legal and regulatory requirements. The following documents can be found on the Corporate Governance page of the Company's Web site at www.lehman.com/shareholder/corpgov:

- Corporate Governance Guidelines
- Code of Ethics
- Audit Committee Charter
- Compensation and Benefits Committee Charter
- Nominating and Corporate Governance Committee Charter

COMMUNICATING WITH THE BOARD OF DIRECTORS

Information on how to contact the non-management members of the Board of Directors, and how to contact the Audit Committee regarding complaints about accounting, internal accounting controls or auditing matters, can be found on the Corporate Governance page of the Company's Web site at www.lehman.com/shareholder/corpgov.

CERTIFICATE OF INCORPORATION AND BY-LAWS

Lehman Brothers Holdings Inc. is incorporated under the laws of the State of Delaware. Copies of the Company's certificate of incorporation and by-laws are filed with the SEC as exhibits to the Company's 2007 Annual Report on Form 10-K. See "Available Information" in the Form 10-K. An amendment to the certificate of incorporation requires a majority vote of stockholders, voting together as a single class, unless the amendment would affect certain rights of preferred stockholders, in which case the consent of two-thirds of such preferred stockholders is required. The by-laws may be amended or repealed or new by-laws may be adopted by a majority vote of stockholders or by a majority of the entire Board of Directors then in office, provided that notice thereof is contained in the notice of the meeting of stockholders or of the Board, as the case may be.

BOARD OF DIRECTORS AND COMMITTEES

The Company's Board of Directors currently consists of ten directors. The number of directors is established from time to time by the Board of Directors, although there must be at least six and not more than twenty-four directors. In addition, under certain circumstances involving Lehman Brothers' failure to pay dividends on preferred stock, preferred stockholders may be entitled to elect additional directors.

Directors (other than any that may be elected by preferred stockholders as described above) are elected by a majority of the votes cast by the holders of the Company's common stock represented in person or by proxy at the Annual Meeting, except in the event of a contested election in which a plurality vote standard is retained. A director may be removed by a majority vote of stockholders. Directors are elected annually for a one-year term expiring at the annual meeting of stockholders in the following year.

Vacancies in the Board of Directors and newly created directorships resulting from an increase in the size of the Board may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director, and the directors so elected will hold office until the next annual election. No decrease in the number of directors constituting the Board will shorten the term of any incumbent director.

A majority of the entire Board, or of any committee, is necessary to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at a meeting at which a quorum is present constitutes the act of the Board or committee. Actions may be taken without a meeting if all members of the Board or of the committee consent in writing.

CEO AND CFO CERTIFICATIONS

The Company has filed with the SEC as exhibits to its 2007 Annual Report on Form 10-K the certifications of the Company's Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act and SEC Rules 13a-14(a) and 15d-14(a) regarding the Company's financial statements, disclosure controls and procedures and other matters. In addition, following its 2007 annual meeting of stockholders, the Company submitted to the NYSE the annual certification of the Company's Chief Executive Officer required under Section 303A.12(a) of the NYSE Listed Company Manual, that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

BOARD OF DIRECTORS

Richard S. Fuld, Jr.
Chairman and Chief Executive Officer
Committees: Executive (Chairman)
Director since 1990

Michael L. Ainslie
Private Investor and Former President and Chief Executive Officer of Sotheby's Holdings
Committees: Audit
Director since 1996

John F. Akers
Retired Chairman of International Business Machines Corporation
Committees: Compensation and Benefits (Chairman); Finance and Risk
Director since 1996

Roger S. Berlind
Theatrical Producer
Committees: Audit; Finance and Risk
Director since 1985

Thomas H. Cruikshank
Retired Chairman and Chief Executive Officer of Halliburton Company
Committees: Audit (Chairman); Nominating and Corporate Governance
Director since 1996

Marsha Johnson Evans
Rear Admiral, U.S. Navy (Retired)
Committees: Compensation and Benefits; Finance and Risk; Nominating and Corporate Governance (Chairman)
Director since 2004

Sir Christopher Gent
Non-Executive Chairman of GlaxoSmithKline plc
Committees: Audit; Compensation and Benefits
Director since 2003

Roland A. Hernandez
Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.
Committees: Finance and Risk
Director since 2005

Dr. Henry Kaufman
President of Henry Kaufman & Company, Inc.
Committees: Finance and Risk (Chairman)
Director since 1995

John D. Macomber
Principal of JDM Investment Group
Committees: Compensation and Benefits; Executive; Nominating and Corporate Governance
Director since 1994

SENIOR MANAGEMENT

Richard S. Fuld, Jr.
Chairman and Chief Executive Officer

Jasjit S. Bhattal
Chief Executive Officer, Asia-Pacific

Erin M. Callan*
Chief Financial Officer

Scott J. Freidheim
Co-Chief Administrative Officer

Dave Goldfarb
Global Head of Strategic Partnerships, Principal Investing and Risk

Joseph M. Gregory
President and Chief Operating Officer

Jeremy M. Isaacs
Chief Executive Officer, Europe, Middle East and Asia-Pacific

Theodore P. Janulis
Global Head of Mortgage Capital

Stephen M. Lessing
Head of Client Relationship Management

Ian T. Lowitt
Co-Chief Administrative Officer

Herbert H. McDade III
Global Head of Capital Markets/Equities

Hugh E. McGee III
Global Head of Investment Banking

Andrew J. Morton
Global Head of Capital Markets/Fixed Income

Christopher M. O'Meara*
Global Head of Risk Management

Thomas A. Russo
Vice Chairman Lehman Brothers Inc. and Chief Legal Officer

George H. Walker
Global Head of Investment Management

OTHER OFFICERS

Mark H. Burton
Vice Chairman
Lehman Brothers Inc.

Barbara M. Byrne
Vice Chairman
Lehman Brothers Inc.

Kunho Cho
Vice Chairman
Lehman Brothers Inc.

Howard L. Clark, Jr.
Vice Chairman and Member of Board of Directors
Lehman Brothers Inc.

Leslie J. Fabuss
Vice Chairman
Lehman Brothers Inc.

J. Stuart Francis
Vice Chairman
Lehman Brothers Inc.

Frederick Frank
Vice Chairman and Member of Board of Directors
Lehman Brothers Inc.

Joseph D. Gatto
Vice Chairman
Lehman Brothers Inc.

Ruggero F. Magnoni
Vice Chairman
Lehman Brothers Inc. and Lehman Brothers International (Europe)

Vittorio Pignatti Morano
Vice Chairman
Lehman Brothers Inc.

Grant A. Porter
Vice Chairman
Lehman Brothers Inc.

Robert D. Redmond
Vice Chairman
Lehman Brothers Inc.

Felix G. Rohatyn
Vice Chairman
Lehman Brothers Inc.

Casey Safreno
Vice Chairman
Lehman Brothers Inc.

Joseph G. Sauvage
Vice Chairman
Lehman Brothers Inc.

Marvin C. Schwartz
Vice Chairman
Lehman Brothers Inc.

Peter Sherratt
Vice Chairman
Lehman Brothers Inc.

Andrew R. Taussig
Vice Chairman
Lehman Brothers Inc.

*Effective December 1, 2007, Erin M. Callan assumed the role of chief financial officer and Christoper M. O'Meara assumed the role of global head of risk management.

Lehman Brothers Principal Offices Worldwide

Americas

New York

(Global Headquarters)
745 Seventh Avenue
New York, NY 10019
(212) 526-7000

Atlanta, GA
Boston, MA
Buenos Aires
Calgary, AB
Chicago, IL
Dallas, TX
Denver, CO
Florham Park, NJ
Greenwich, CT
Hoboken, NJ
Houston, TX
Jersey City, NJ
Lake Forest, CA
Los Angeles, CA
Menlo Park, CA
Mexico City
Miami, FL
Montevideo
Newport Beach, CA
Palm Beach, FL
Philadelphia, PA
Salt Lake City, UT
San Diego, CA
San Francisco, CA
San Juan, PR
São Paulo
Scottsbluff, NE
Seattle, WA
Tampa, FL
Toronto, ON
Washington, D.C.
Wilmington, DE

Europe and the Middle East

London

(Regional Headquarters)
25 Bank Street
London E14 5LE
United Kingdom
44-20-7102-1000

Amsterdam
Doha-Qatar
Dubai
Frankfurt
Geneva
Istanbul
Luxembourg
Madrid
Milan
Moscow
Paris
Rome
Stockholm
Tel Aviv
Umea
Zurich

Asia Pacific

Tokyo

(Regional Headquarters)
Roppongi Hills
Mori Tower, 31st Floor
6-10-1 Roppongi
Minato-ku,
Tokyo 106-6131
Japan
81-3-6440-3000

Bangkok
Beijing
Hong Kong
Melbourne
Mumbai
Seoul
Shanghai
Singapore
Sydney
Taipei

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Lehman Brothers employed a printer for the production of this Annual Report that produces all of its own electricity and is a certified "totally enclosed" facility that produces virtually no volatile organic compound emissions to the atmosphere.

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LEHMAN BROTH